UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 20-F

[ ] ANNUAL REPORT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[**X** ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 May 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to _________

# INTERNATIONAL KRL RESOURCES CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1640 - 1066 West Hastings Street, Oceanic Plaza Box 12543 Vancouver, B.C. Canada V6E 3X1
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common-Voting Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 56,920,334

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ___ No xxx

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx Item 18 ___

**INTERNATIONAL KRL RESOURCES CORP.**
**FORM 20-F**
**ANNUAL REPORT**
**FISCAL 2006**

**TABLE OF CONTENTS**

## INTRODUCTION

International KRL Resources Corp was incorporated under the Company Act of the Province of British Columbia on July 10, 1978 under the name Kingdom Resources Ltd. On November 27, 1989 the name was changed to KRL Resources Corp. and on March 6, 2002, the name was changed to International KRL Resources Corp. In this Annual Report, the "Company", "we", "our", and "us", refers to International KRL Resources Corp. (unless the context otherwise requires). The Company is a reporting issuer in British Columbia and its shares trade on the TSX Venture Exchange under the symbol IRK. Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information. Our principal corporate offices are located at Suite 1640-1066 West Hastings Street, Oceanic Plaza Box 12543, Vancouver, British Columbia Canada V6E 3X1; our telephone number is 604-689-0299 and our fax number is 604-689-0288.

## BUSINESS OF INTERNATIONAL KRL RESOURCES CORP.

International KRL Resources Corp. (the "Company") is principally a company engaged directly in the acquisition and exploration of mineral properties. The Company is currently focusing its exploration activities for base and precious metals on its Nor property in the Yukon Territory; Carswell property in Saskatchewan; Bear River property in British Columbia and the Copper Hill property in Ontario. Golden Harp Resources Inc. ("Golden Harp") is a newly incorporated British Columbia company, wholly-owned by International KRL Resources Corp.

## FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

## FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, "Information on the Company" and ITEM #5, "Operating and Financial Review and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

**PART I**

**ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS**

**1.A.1.  Directors**
Table No. 1 lists as of 11/01/2006 the names, ages and dates of election of the Directors of the Company.

Table No. 1
Directors

| Name | Age | Date First Elected or Appointed |
|------|-----|--------------------------------|
| Seamus Young (1) | 66 | 1986 |
| Mike Muzylowski (1)(2) | 71 | 1990 |
| F. Charles Vickers (2)(3) | 57 | 2005 |
| Clifford H. Frame (4) | 73 | 2005 |
| Judith T. Mazvihwa (1)(2) | 32 | 2003 |

    (1)  Resident/Citizen of British Columbia, Canada
    (2)  Member of the Audit Committee
    (3)  Resident/Citizen of Texas, US
    (4)  Resident/Citizen of Ontario, Canada

**1.A.2.  Senior Management**
Table No. 2 lists, as of 11/01/2006, the names, ages and dates of appointment of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2
Senior Management

| Name and Position | Age | Date of First Appointment |
|-------------------|-----|---------------------------|
| Seamus Young, President and CEO | 66 | 1986 |
| Judith T. Mazvihwa, CFO | 32 | 2003 |
| Michael Hibbitts, VP Exploration | 53 | 2006 |

Seamus Young's business functions, as President and Chief Executive Officer of the Company include strategic planning, business development, liaison with lawyers-regulatory authorities-financial and community/shareholders; and, reporting to the Board of Directors.

Judith Mazvihwa's business functions, as Chief Financial Officer includes liaison with auditors and accountants, preparation/payment/organization of the expenses/taxes/activities of the Company; and reporting to the Board of Directors.

**1.B.  Advisors**
The Company's attorneys are: Miller Thomson LLP
                    Contact: Gregory Smith

```
                              1000-840 Howe Street
                              Vancouver, British Columbia Canada V6Z 2M1
                              Telephone: 604-643-1258
                              Facsimile: 604-643-1200

The Company's bank is:        The Bank of Montreal
                              595 Burrard Street
                              Vancouver, British Columbia Canada V7X 1L7
                              Telephone: 604-665-2609
```

**1.C.  Auditors**

The Company's auditor for its financial statements, for each of the preceding four periods, was Manning Elliott LLP, Chartered Accountants. Manning Elliott LLP, Chartered Accountants is a member of the Canadian Institute of Chartered Accountants.

**ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.**
                    --- No Disclosure Necessary ---

**ITEM 3.  KEY INFORMATION.**

**3.A.1.  Selected Financial Data**
**3.A.2.  Selected Financial Data**

The selected financial data of the Company for Fiscal 2006/2005/2004 ended May 31st was derived from the financial statements of the Company that have been audited by Manning Elliott LLP, an independent registered public accounting firm, as indicated in their audit reports, which are included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2001 ended May 31st was derived from the financial statements of the Company that were audited by Jones Richard & Company, Independent Chartered Accountant; these financial statements are not included herein.

The selected financial data of the consolidated financial position of International KRL Resources Corp. and results of operations as of May 31, 2006, should be read in conjunction with the audited consolidated financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3
Selected Financial Data
(CDN$ in 000, except per share data)

| | Fiscal Year Ended 5/31/06 | Fiscal Year Ended 5/31/05 Restated | Fiscal Year Ended 5/31/04 Restated | Fiscal Year Ended 5/31/03 | Fiscal Year Ended 5/31/02 | Fiscal Year Ended 5/31/01 | Fiscal Year Ended 5/31/00 |
|---|---|---|---|---|---|---|---|
| Revenue | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| Net Income (Loss) | ($188) | ($609) | ($425) | ($411) | ($150) | ($159) | ($183) |
| (Loss) per Share | - | ($0.02) | ($0.02) | ($0.04) | ($0.02) | ($0.01) | ($0.01) |
| Dividends Per Share | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| Wtg. Avg. Shares (000) 2c) | 44,522 | 25,696 | 17,971 | 10,704 | 6,760 | 15,889 | 18,343 |
| Working Capital | $3,712 | $1,440 | $480 | $28 | ($35) | ($62) | $138 |
| Long Term Debt | Nil | Nil | Nil | Nil | Nil | $111 | $67 |
| Shareholders' Equity | $8,918 | $5,514 | $3,677 | $2,655 | $2,006 | $1,743 | $1,543 |
| Total Assets | $9,468 | $5,569 | $3,755 | $2,753 | $2,045 | $1,928 | $1,646 |
| US GAAP Net Loss | ($2,014) | ($1,484) | (967) | ($993) | ($277) | N/A | N/A |
| US GAAP Loss per Share | (0.05) | ($0.06) | ($0.05) | ($0.09) | ($0.04) | N/A | N/A |
| US GAAP Avg Shares | 44,522 | 25,696 | 17,971 | 10,704 | 6,760 | N/A | N/A |
| US GAAP Equity | $3,113 | $1,491 | $528 | $6 | ($30) | N/A | N/A |
| US GAAP Total Assets | $3,951 | $1,546 | $607 | $147 | $10 | N/A | N/A |

(1) Cumulative Net Loss during exploration stage through 5/31/2006 under US GAAP, is ($11,858,999)


(2) RESTATEMENT


During the year the Company changed its accounting policy to account for share issuance costs as an offset to consideration for share capital issued. Accordingly, the Company applied this change retrospectively and the 2005 financial statements were restated to give effect to a reduction of the opening balance of share capital of $243,137 and a corresponding reduction in the opening deficit by the same amount.

In addition, the 2005 share capital balance was decreased by $250,404 with a corresponding reduction in 2005 financing fees and expenses by the same amount.

|  | May 31, 2005 As Reported $ | Adjustment $ | May 31, 2005 As Restated $ |
|---|---|---|---|
| Balance Sheet |  |  |  |
| Share Capital | 11,459,894 | (488,541) | 10,971,353 |
| Share Subscriptions Receivable | - | (5,000) | (5,000) |
| Deficit | (6,315,527) | 493,541 | (5,821,986) |

|  | Year Ended May 31, 2005 As Reported $ | Adjustment $ | Year Ended May 31, 2005 As Restated $ |
|---|---|---|---|
| Statement of Operations |  |  |  |
| Financing fees and expenses | 250,404 | (250,404) | - |
| Net Loss for the Year | (859,431) | 250,404 | (609,027) |
| Deficit, Beginning of Year | (5,456,096) | 243,137 | (5,212,959) |
| Deficit, End of Year | (6,315,527) | 493,541 | (5,821,986) |

Basic and diluted net loss per share changed from $(0.03) to $(0.02) resulting from the restatement.

|  | Year Ended May 31, 2004 As Reported $ | Adjustment $ | Year Ended May 31, 2004 As Restated $ |
|---|---|---|---|
| Statement of Operations |  |  |  |
| Financing fees and expenses | 95,421 | (95,421) | – |
| Net Loss for the Year | (520,094) | 95,421 | (424,673) |
| Deficit, Beginning of Year | (4,936,002) | 147,716 | (4,788,286) |
| Deficit, End of Year | (5,456,096) | 243,137 | (5,212,959) |

Basic and diluted net loss per share changed from $(0.03) to $(0.02) resulting from the restatement.

## 3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended May 31st, the average rates for the period, and the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

## Table No. 4
### U.S. Dollar/Canadian Dollar

|  | Average | High | Low | Close |
|---|---|---|---|---|
| November 2006 | 1.14 | 1.14 | 1.13 | 1.14 |
| October 2006 | 1.13 | 1.13 | 1.13 | 1.13 |
| September 2006 | 1.12 | 1.12 | 1.11 | 1.12 |
| August 2006 | 1.12 | 1.12 | 1.12 | 1.12 |
| July 2006 | 1.13 | 1.13 | 1.12 | 1.13 |
| June 2006 | 1.11 | 1.12 | 1.11 | 1.11 |
| May 2006 | 1.11 | 1.11 | 1.11 | 1.11 |
| Fiscal Year Ended 5/31/2006 | 1.17 | 1.18 | 1.17 | 1.17 |
| Fiscal Year Ended 5/31/2005 | 1.26 | 1.26 | 1.25 | 1.26 |
| Fiscal Year Ended 5/31/2004 | 1.38 | 1.39 | 1.37 | 1.38 |
| Fiscal Year Ended 5/31/2004 | 1.34 | 1.41 | 1.27 | 1.37 |
| Fiscal Year Ended 5/31/2003 | 1.52 | 1.60 | 1.34 | 1.37 |
| Fiscal Year Ended 5/31/2002 | 1.57 | 1.61 | 1.51 | 1.53 |
| Fiscal Year Ended 5/31/2001 | 1.52 | 1.58 | 1.49 | 1.55 |
| Fiscal Year Ended 5/31/2000 | 1.47 | 1.51 | 1.44 | 1.50 |

### 3.B. **Capitalization and Indebtedness**

Table No. 5 sets forth the capitalization and indebtedness of the Company as of August 31, 2006.  As of August 31, 2006 the Company had cash and cash equivalents totaling $1,978,183.  As of August 31, 2006 the Company has no significant debt outstanding and had issued and outstanding common-voting shares of 56,920,334.

### Table No. 5
### Capitalization and Indebtedness
### August 31, 2006

| SHAREHOLDERS' EQUITY |  |
|---|---|
| 56,920,334 Common-voting shares issued and outstanding | $14,459,806 |
| Contributed Surplus | $563,168 |
| Retained Earnings (deficit) | ($6,236,137) |
| Net Stockholders' Equity | $8,742,837 |
|  |  |
| As of |  |
| Stock Options Outstanding (Including Agent's Options): | 5,234,094 |
| Warrants Outstanding: | 16,662,132 |
| Preference Shares Outstanding: | Nil |
| Capital Leases: | Nil |
| Guaranteed Debt | Nil |
| Secured Debt: | Nil |

## 3.C.  Reasons For The Offer And Use Of Proceeds
--- No Disclosure Necessary ---

## Risk Factors

**Cumulative Unsuccessful Exploration Efforts By Int. KRL Resources' Personnel Could Result In the Company Having to Cease Operations:**

The expenditures to be made by Int. KRL Resources in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in KRL Resources having to cease operations.

**Int. KRL Resources Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:**

The properties in which Int. KRL Resources has an interest or the concessions in which the Int. KRL Resources has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If Int. KRL Resources does not ultimately find a body of ore, it would have to cease operations.

**There is No Guarantee of Clear Title to Any of the Mineral Properties to which Int. KRL Resources Has an Interest:**

Unregistered agreements or unregistered transfers of title could cause Int. KRL Resources to forfeit its interests in one or more of its property interests. Forfeiting an interest in a property would result in significant capital losses to Int. KRL Resources.

**Mineral Prices May Not Support Corporate Profit for Int. KRL Resources:**

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist Int. KRL Resources could have to cease operations.

**Int. KRL Resources Has No Positive Cash Flow and No History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:**

None of Int. KRL Resources' properties have advanced to the commercial production stage and the Company has no significant history of earnings or positive cash flow from operations. The cumulative loss through May 31, 2006 since the Company's inception of the development stage, according to U.S. GAAP, is ($11,858,999). The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common-voting shares. Any future additional equity financing would cause dilution to current stockholders.

As of November 2, 2006, Int. KRL Resources had 5,184,094 share purchase options outstanding (including 909,094 Agents Options) and 16,662,132 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common-voting shares issued and outstanding would increase from 56,920,334 to 78,766,560.  This represents an increase of 38% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.


**The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Int. KRL Resources Could Be In An Amount Great Enough to Force the Company to Cease Operations:**

The current and anticipated future operations of the Company including further exploration activities, require permits from various Canadian governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by Int. KRL Resources.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Int. KRL Resources to cease operations.

**Operating Hazards and Risks Associated with the Mining Industry Could Result in Int. KRL Resources Having to Cease Operations:**

Resource exploration activities generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Int. KRL Resources may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Int. KRL Resources to cease operations.

**The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Int. KRL Resources And Shareholders Could Find It Difficult to Sell Their Stock:**

The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company's Class "A" shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common-voting shares in the United States and shareholders may find it more difficult to sell their shares.

**Int. KRL Resources is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:**
While engaged in the business of exploiting mineral properties, the nature of Int. KRL Resources' business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Int. KRL Resources' growth will depend, on the efforts of its Senior Management, particularly its President and Chief Executive Officer, Seamus Young, its Chief Financial Officer, Judith T. Mazvihwa, and Vice President of Exploration Michael Hibbitts. Loss of these individuals could have a materially adverse effect on the Company.  Int. KRL Resources has no key-man life insurance or written consulting agreements with the Senior Officers or Directors.

**Control by Principal Stockholders, Officers and Directors Could Adversely Affect Stockholders of Int. KRL Resources**
The Company's Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to Int. KRL Resources' stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the Company's management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of Int. KRL Resources, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock.

**Dilution Through Employee/Director/Consultant Options Could Adversely Affect Stockholders of Int. KRL Resources**
Because the success of Int. KRL Resources is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common-voting shares as

non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

**U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Int. KRL Resources or Our Its Directors, Controlling Persons and Officers**
It may be difficult to bring and enforce suits against Int. KRL Resources. The Company is a corporation incorporated in Canada under the laws of British Columbia, and governed by the Business Corporations Act (British Columbia).  A majority of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:
  a) Where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;
  b) The judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;
  c) The judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;
  d) A dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;
  e) The outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;
  f) The judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or
  g) There has not been compliance with applicable Canadian law dealing with the limitation of actions.

**As a "foreign private issuer", Int. KRL Resources is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data**
The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common-voting shares by insiders may result in shareholders having less data.

**Foreign Operations:**
The Company's foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.   Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation.   The Company currently has exploration projects located in Canada.

## ITEM 4.   INFORMATION ON THE COMPANY

### 4.A. History and Development of the Company

Introduction

The Company's executive office is located at:
   Suite 1640 – 1066 West Hastings Street,
   Oceanic Plaza Box 12543
   Vancouver, British Columbia, Canada V6E 3X1
   Telephone: (604) 689-0299
   Facsimile: (604) 689-0288
   Website: www.krl.net
   Email: info@krl.net

The contact person is: Mr. Seamus Young, President and Chief Executive Officer

The Company's fiscal year ends May 31$^{st}$.

The Company's common-voting shares trade on the TSX Venture Exchange in Toronto under the symbol "IRK".

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of May 31, 2006 there were 56,850,334 common shares issued and outstanding. As of August 31, 2006 (the most recent quarter) there were 56,920,334 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes
The Company was incorporated on July 10, 1978 under the name Kingdom Resources Ltd. pursuant to the requirements of the British Columbia Company Act. The Company's original authorized capital consisted of 5,000,000 no par value common shares.

On September 4, 1981 the Company's authorized capital was increased to 10,000,000 no par value common shares.

ON November 27, 1989 the Company completed a share consolidation on a one new share for three old shares basis resulting in an authorized share capital of 3,333,333 no par value common shares, of which 1,116,126 shares were fully paid and issued.  Also on November 27, 1989 the Company name was changed to "KRL Resources Corp." and the authorized capital was increased to 10,000,000 no par value common shares.

On September 16, 1991 the Company's authorized capital was increased to 50,000,000 no par value common shares.

On March 6, 2002 the Company completed a share consolidation on a one new share for five old shares basis resulting in an authorized share capital of 20,000,000 no par value common shares, of which 5,816,784 common shares were fully paid and issued. Also on March 6, 2002 the Company name was changed to "International KRL Resources Corp." and the authorized capital was increased to 100,000,000 no par value common shares.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common-voting shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

| Fiscal Year | Nature of Share Issuance | Number of Shares (Pre-consolidation) | Capital Raised |
|---|---|---|---|
| | | | |
| Fiscal 1999 | Private Placement ("flow-through" shares)(1) | 325,000 | $48,750 |
| | Exercise of stock options | 650,000 | $97,500 |
| | Payment for mineral property (2) | 75,000 | $6,000 |
| | Payment for mineral property (3) | 50,000 | $5,000 |
| | Payment for mineral property (4) | 50,000 | $7,500 |
| | Payment for mineral property (5) | 25,000 | $3,750 |
| | Payment for mineral property (5) | 20,000 | $3,600 |
| | Payment for mineral property (6) | 50,000 | $7,500 |
| | Payment for mineral property (7) | 20,000 | $3,000 |
| | Payment for mineral property (8) | 25,000 | $2,250 |
| | | | |
| Fiscal 2000 | Exercise of stock options | 775,000 | $116,250 |
| | Exercise of share purchase warrants (9) | 200,000 | $30,000 |
| | Settlement of debt (10) | 67,362 | $10,104 |
| | Private Placement (11) | 1,664,999 | $249,750 |
| | Private Placement (12) | 1,224,999 | $183,750 |
| | Private Placement (13) | 440,000 | $440,000 |
| | Payment for mineral property (14) | 100,000 | $15,000 |
| | Payment for mineral property (15) | 100,000 | $15,000 |
| | Payment for mineral property (16) | 60,000 | $9,000 |
| | | 30,000 | $4,500 |
| | | 25,000 | $3,750 |
| | | 50,000 | $7,500 |

| | | | |
|---|---|---|---|
| | Payment for mineral property (17)<br>Payment for mineral property (18)<br>Payment for mineral property (19) | | |
| | | | |
| Fiscal 2001 | Exercise of stock options<br>Exercise of share purchase warrants (20)<br>Private Placement (21)<br>Payment for mineral property (22)<br>Payment for mineral property (23)<br>Payment for mineral property (24)<br>Payment for mineral property (25)<br>Payment for mineral property (26)<br>Payment for mineral property (27)<br>Payment for mineral property (28) | 300,000<br><br>455,000<br>1,810,000<br>50,000<br>200,000<br>50,000<br>50,000<br>20,000<br>100,000<br>50,000 | $45,000<br><br>$70,250<br>$181,000<br>$10,000<br>$20,000<br>$7,500<br>$5,000<br>$2,600<br>411,000<br>$6,000 |
| | | | |
| Fiscal 2002 (The Company consolidated its share capital on the basis of five old shares for one new share pursuant to a Special Resolution dated 12/7/2001) | Exercise of stock options<br>Payment for mineral property (29)<br>Private Placement (30) | 250,000<br>50,000<br>1,000,000 | $37,500<br>$3,500<br>$100,000 |
| | **Nature of Share Issuance** | **Number of Shares (Post-consolidation)** | **Capital Raised** |
| Fiscal 2002 | Private Placement (31)<br>Payment for mineral property (32)<br>Issued in payment of debt (33) | 1,000,000<br>20,000<br>1,127,427 | $100,000<br>$2,800<br>$169,114 |
| | | | |
| Fiscal 2003 | Private Placement (34)<br>Private Placement (35)<br>Private Placement (36)<br>Private Placement (37)<br>Exercise of share purchase warrants (38) | 1,400,000<br>2,404,000<br>1,905,000<br>250,000<br><br>720,000 | $195,000<br>$300,500<br>$355,000<br>$50,000<br><br>$108,000 |
| | | | |
| Fiscal 2004 | Private Placement (39)<br>Broker Commission (40) | 2,855,500<br>100,000 | $428,325<br>$15,000 |

15

|  | | | |
|---|---|---|---|
|  | Private Placement (41) | 4,815,000 | $963,000 |
|  | Exercise of share purchase warrants (42) | 248,760 | $172,100 |
|  | Exercise of stock options (43) | 151,500 | $30,300 |
|  | Payment for mineral property (44) | 160,000 | $29,000 |
|  |  |  |  |
| Fiscal 2005 | Private placement (45) | 1,900,000 | $380,00 |
|  | Broker commission (46) | 22,293 | $3,344 |
|  | Private placement (47) | 7,981,667 | $1,444,750 |
|  | Broker commission (48) | 332,990 | $49,948 |
|  | Private placement (49) | 2,100,000 | $420,000 |
|  | Payment for property (50) | 50,000 | $10,000 |
|  | Payment for property (51) | 250,000 | $35,000 |
|  |  |  |  |
| Fiscal 2006 | Private placement (52) | 1,900,000 | $442,500 |
|  | Broker commission (53) | 19,470 | $3,894 |
|  | Agents Options (53) | 190,000 | $47,500 |
|  | Private placement (54) | 2,075,000 | $415,000 |
|  | Private placement (55) | 10,835,000 | $2,285,000 |
|  | Broker commission (56) | 833,000 | $166,600 |
|  | Payment for property (57) | 200,000 | $36,000 |

(1) This private placement financing consisted of 325,000 units at a price of $0.15 per unit. Each unit consisted of one "flow-through" share and one share purchase warrant exercisable to acquire one additional "flow-through" share at a price of $0.15 per share on or before December 31, 1999, or at a price of $0.20 per share on or before December 31, 2000. The mechanics of Flow Through Agreements are as follows: Certain provisions of the Canadian Income Tax Act allow companies in the resource sector to incur expenditures and renounce them in favor of the investor, who is entitled to claim them. The Company has incurred such Canadian exploration expenses (primarily expenses incurred for determining the existence, location, extent or quality of a mineral resource in Canada in the course of carrying out geological survey and sampling work. There is a risk to the Company that if Revenue Canada denies the deductions in the hands of the investor penalties could be levied by Revenue Canada and that the shareholders could sue the Company for damages. The Company is confident that it is in full compliance with the Canadian Income Tax Act and does not anticipate any such difficulties.

(2) These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in eleven mining claims located in the MacMurchy Township of Ontario, Canada.

(3) These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the MacMurchy Township of Shining Tree, Ontario.

(4) These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in nine mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(5) These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the MacMurchy Township of Shining Tree, Ontario.

(6) These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(7) These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(8) These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in eleven mining claims located in the MacMurchy Township of Ontario, Canada.

(9) These shares were issued pursuant to the private placement described in (1) above.

(10) This debt was owed to Bruce F. Jamieson Inc. and Bruce F. Jamieson & Co. for accounting services rendered and to Marigold Management Ltd., an unrelated company, for administrative services rendered.

(11) This private placement consisted of the following: (a) 708,333 units consisting of one "flow-through" share and one share purchase warrant. Each warrant was exercisable to acquire one addition "flow-through" share at a price of $0.15 per share on or before July 7, 2000, or at a price of $0.20 per share on or before July 7, 2001 and (b) 956,666 units consisting on one share and one share purchase warrant. Each warrant was exercisable to acquire one additional share at a price of $0.15 per share on or before July 7, 2000, or at a price of $0.20 per share on or before July 7, 2001.

(12) This private placement consisted of the following: (a) 1,091,666 units consisting of one "flow-through" share and one share purchase warrant. Each share purchase warrant was exercisable to acquire one additional "flow-through" share at a price of $0.15 per share on or before January 21, 2001, or at a price of $0.20 per share on or before January 31, 2002 and (b) 133,333 units consisting of one share and one share purchase warrant. Each share purchase warrant was exercisable to acquire one additional share at a price of $0.15 per share on or before January 21, 2001 or at a price of $0.20 per share on or before January 21, 2002.

(13) Each unit of this private placement consisted of: (a) Four "flow-through" shares and four share purchase warrants. Each share purchase warrant was exercisable to acquire one additional "flow-through" share at a price of $0.25 per share on or before March 22, 2001 and (b) One share and one share purchase warrant. Each share purchase warrant was exercisable to acquire one additional share at a price of $0.25 per share on or before March 22, 2001.

(14) By an Option Agreement dated August 10, 1998, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in nine mineral claims located in the MacMurchy Township of Shining Tree, Ontario, for consideration of 150,000 shares of the Company's capital stock.

(15) By an Option Agreement dated August 10, 1998, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario, for consideration of 150,000 shares of the Company's capital stock.

(16) By an Option Agreement dated August 4, 1998, the Company acquired a 100% interest (subject to a 3% net smelter returns royalty) in four mineral claims located in the MacMurchy Township, Ontario for consideration of 100,000 shares of the Company's capital stock.

(17) By an Agreement dated June 18, 1999, the Company acquired a 100% interest in three mineral claims located in the MacMurchy and Kelvin Townships, Ontario for consideration of 30,000 shares of the Company's capital stock.

(18) By an Agreement dated June 18, 1999, the Company acquired a 100% interest in one mineral claim located in the MacMurchy Township, Ontario for consideration of 25,000 shares of the Company's capital stock.

(19) By an Agreement dated March 6, 2000, the Company acquired a right to earn a 100% interest (subject to a 2% net smelter returns royalty) in thirty-three claim units located in the MacMurchy Township, Ontario.

(20) These were exercised from prior private placement financings. 420,000 shares (of which 60,000 were "flow-through" shares) were exercised at a price of $0.15 per share; 25,000 shares at a price of $0.25 per share; and, 10,000 "flow-through" shares at a price of $0.10 per share.

(21) The Company sold 1,810,000 units at a price of $0.10 per unit. Each unit consisted of one "flow-through" share and one share purchase warrant exercisable to acquire one additional "flow-through" share at a price of $0.10 per share on or before December 15, 2001 or at a price of $0.15 per share on or before December 15, 2002.

(22) By an Agreement dated March 6, 2000, the Company acquired a right to earn a 100% interest (subject to a 2% net smelter returns royalty) in thirty-three claim units located in the MacMurchy Township.

(23) By an Option Agreement dated October 25, 2000, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in seven mineral claims located in the MacMurchy and Fawcett Townships, Ontario.

(24) By an Option Agreement dated October 27, 2000, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the Tyrell Township, Ontario.

(25) By a Letter Agreement dated November 18, 1997, the Company acquired the right to earn a 100% interest (subject to a 1% net smelter returns royalty) in two mineral claims located in the Knight Township of Shining Tree, Ontario.

(26) By a Purchase Agreement dated July 28, 2000, the Company acquired a 100% interest in one mineral claim located in the MacMurchy Township, Ontario.

(27) By an Agreement dated January 22, 2001, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in thirty mineral claims located in the MacMurchy, Tryell and Knight Townships.

(28) By an Agreement dated January 23, 2001, the Company acquired a 100% interest in two mineral claims located in the MacMurchy Township, Ontario.

(29) This payment relates to the Copper Hill Project located in Ontario referred to in Note 5(a) to the Financial Statements for the Years Ended May 31, 2003 and 2002.

(30) 570,000 of these units were "flow-through" units at a price of $0.10 per unit. Each unit consisted of one pre-consolidation "flow-through" share and one pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share at a price of $0.10 per share on or before August 27, 2003.  430,000 of these units were sold at a price of $0.10 per unit. Each of these units consisted of one pre-consolidation share and one pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share at a price of $0.10 per share on or before August 27, 2003.

(31) The Company sold 1,000,000 post-consolidation units at a price of $0.10 per unit. Each unit consisted on one post-consolidated share and one post-consolidated share purchase warrant exercisable to acquire one additional post-consolidated share at a price of $0.10 per share on or before February 4, 2003.

(32) This payment relates to the Copper Hill Project located in Ontario referred to in Note 5(a) to the Financial Statements for the Years Ended May 31, 2003 and 2002.

(33) These debts were to the following individuals and companies for services rendered:

   a. Michael J. Casselman, an officer of the Issuer, for debt owing in the amount of $9,800;
   b. Rita Chow, an unrelated party, for debt owing in the amount of $15,000;
   c. Donegal Developments Ltd., a private company owned by Seamus Young who is an officer and director of the Issuer, for debt owing in the amount of $31,718.73;
   d. Miller Thomson LLP, an unrelated legal firm, for debt owing in the amount of $22,165,30;
   e. Richards Buell Sutton, an unrelated legal firm, for debt owing in the amount of $32,881.95;
   f. T-Bags Management Inc., a private company owned by Seamus Young who is an officer and a director of the Issuer, for debt owing in the amount of $15,618.44;
   g. John J. Watkins, an unrelated party, for debt owing in the amount of $10,165.00; and,
   h. Seamus Young, an officer and a director of the Issuer, for debt owing in the amount of $40,764.59

(34) This private placement consisted of the sale of 1,300,000 units at a price of $0.15 per unit. Each unit consisted of one share and one-half share purchase warrant. One full warrant was required to acquire one additional common share. The full warrants have an exercise price of $0.20 per share on or before October 1, 2003 or $0.25 per share on or before October 1, 2004. 100,000 shares and 260,000 agent's purchase warrants exercisable under these same conditions were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assisted given to the Company by Canaccord Capital Corporation in selling the units.

(35) This private placement consisted of the sale of 2,003,333 units at a price of $0.15 per unit. Each unit consisted of one share and one-half share purchase warrant. One full warrant was exercisable to acquire one additional common share. The full warrants have an exercise price of $0.20 per share on or before October 7, 2003 or $0.25 per share on or before October 7, 2004. In addition, 400,667 agent's purchase warrants exercisable under the same conditions, and which expire on November 11, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(36) This private placement consisted of the sale of 1,775,000 units at a price of $0.20 per unit. Each unit consisted of one share and one-half share purchase warrant. One full warrant is exercisable to acquire one additional common share. The full warrants have an exercise price of $0.25 per share on or before August 31, 2004 or $0.25 per share on or before August 31, 2004. In addition 130,000 common shares and 355,000 agent's purchase warrants exercisable at a price of $0.25 per share, and which expire August 31, 2004, were

issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(37) This private placement consisted of the sale of 250,000 units at a price of $0.20 per unit. Each unit consisted on one share and one-half share purchase warrant exercisable to acquire one-half additional shares. The purchase warrants have an exercise price of $0.25 per share on or before September 18, 2004. In addition, 50,000 agent's purchase warrants exercisable at a price of $0.25 per share, and which expired September 18, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(38) These units were related to the private placement described in (34) above.

(39) This private placement consisted of the sale of 729,000 Flow-Through Units and 2,126,500 Non-Flow-Through Units were sold through Canaccord Capital Corporation, as agent, at a price of $0.15 per Flow-Through and Non-Flow-Through Unit. Each Flow-Through Unit consisted of one flow-through common share and one-half of one Warrant. Each Non-Flow-Through Unit consisted of one non-flow-through common share and one Warrant. One whole Warrant entitled the holder to purchase one additional non-flow-through common share at a price of $0.18 per for a period of 12 months from closing. The Issuer also issued 100,000 common shares and 571,000-share purchase warrants to Canaccord Capital Corporation in connection with the offering. These warrants have the same terms of the other warrants.

(40) These shares were issued to Canaccord Capital in consideration for their assistance in facilitating this private placement financing.

(41) This private placement consisted of the sale of 815,000 Flow-Through Units and 4,000,000 Non-Flow-Through Units. Each Flow-Through-Unit consisted of one flow-through common share and one warrant entitling the holder to purchase an additional flow-through-share at a price of $0.20 for a period of 12 months. Each Non-Flow-Through Unit consisted of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.20 for 24 months. The Issuer issued 100,000 common shares to Canaccord Capital Corporation as consideration for waiver of their right of first refusal to provide this financing.

(42) During the year the Company issued 248,760 common shares as a result of the exercise of share purchase warrants at a price of $0.18 for total cash consideration of $172,100.

(43) During the year the Company issued 151,500 common shares as a result of the exercise of incentive stock options at a price of $0.20 for total cash consideration of $30,300.

(44) During the year, the Company issued 160,000 shares pursuant to property acquisition option agreements. This payment relates to the Copper Hill Project located in Ontario referred to in Note 6(a) to the Financial Statements for the Years Ended May 31, 2004 and 2003.

(45) These units were issued pursuant to a brokered private placement of 1,900,000 flow-through units at $0.20 per unit. Each unit consisted of one flow-through share, one half of one transferable share purchase warrant exercisable at a price of $0.40 on or before May 19, 2006 and one-half of one transferable share purchase warrant exercisable to purchase one non-flow-through share at a price of $0.80 on or before May 19, 2007.

(46) These units totaling 22,293 were issued pursuant to a financing commission payable to the agent at a price of $0.15 per unit.

(47) These units were issued pursuant to a private placement of 4,950,000 flow-through units at a price of $0.20 and 3,031,667 non-flow-through units at a price of $0.15 per unit. Each flow-through unit consists of one flow-through share, one-half of one transferable share purchase warrant exercisable at a price of $0.40 on or before April 12, 2006, and one-half of one transferable warrant exercisable at a price of $0.80 on or before April 12, 2007. Each non-flow-through unit consists of one non-flow-through common share, one-half of one transferable share purchase warrant exercisable at a price of $0.35 on or before April 12, 2006 and one-half of one transferable warrant exercisable at a price of $0.75 on or before April 12, 2007.

(48) These units totaling 332,990 were issued pursuant to a financing commission payable to the agent at a price of $0.15 per unit.

(49) These flow-through units were issued pursuant to a private placement of 2,100,000 units at a price of $0.20 per unit. Each unit consists of one flow-through share and one-half of one share purchase warrant exercisable at a price of $0.25 on or before August 16, 2005.

(50) The Company issued 50,000 shares pursuant to an option agreement to purchase a house in Gowganda, Ontario at a fair value (deemed value) price of $0.20 per share.

(51) The Company issued 250,000 shares pursuant to mineral property acquisition option agreements valued at $35,000.

(52) In August 2005, the Company completed a brokered private placement and issued 650,000 non-flow-through units at $0.20 per unit and 1,250,000 flow-through units at $0.25 per unit for total proceeds of $442,500. Each non-flow-through unit consisted of one non-flow-through common share and one transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 on or before August 3, 2006. Each flow-through unit consisted of one flow-through share and one transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

(53) Share issuance costs for the private placement of August 2005 included a commission of 8% of the gross proceeds payable to the agent, part of which consisted of 19,470 units valued at $0.20 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the financing. In addition, the agent was granted an option to purchase up to 190,000 units at a price of $0.25, expiring August 3, 2007. Each unit consisted of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

(54) In August 2005, the Company completed a private placement and issued 2,075,000 non-flow-through units at $0.20 per unit for total proceeds of $415,000. Each unit consisted of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on August 3, 2006.

(55) In February 2006, the Company completed a non-brokered private placement consisting of 2,360,000 flow-through units at $0.25 per unit and 8,475,000 non-flow-through units at $0.20 per unit for total proceeds of $2,285,000. Each non-flow-through unit consisted of one non-flow-through common share and one-half transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on February 1, 2008. Each flow-through unit consisted of one flow-through share and one-half transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on December 29, 2007.

(56) Share issuance costs for the private placement of February 2006 included a finder's fee of 8% of the gross proceeds payable, part of which consisted of 833,000 units valued at $0.20 per unit. In addition, the finder was granted 991,500 share purchase warrants to purchase non-flow through common shares at a price of $0.25 per share expiring February 1, 2008.

(57) The Company issued 200,000 common shares, pursuant to a mineral property option agreement at a fair value of $0.18 per share.

-----------------------------------------------------------------

Capital Expenditures

| Fiscal Year | |
|---|---:|
| | |
| Fiscal 1999 | Nil |
| Fiscal 2000 | Nil |
| Fiscal 2001 | $7,648 |
| Fiscal 2002 | Nil |
| Fiscal 2003 | $21,538 |
| Fiscal 2004 | $47,508 |
| Fiscal 2005 | $7,971 |
| Fiscal 2006 | $25,593 |

## 4.B.  BUSINESS OVERVIEW

Historical Corporate Development

For the past three years, the Company has been active in mineral exploration work in Canada in the provinces of Ontario, British Columbia, Yukon Territory, and Saskatchewan. The Company is currently concentrating the majority of its efforts on its Nor Property in the Yukon Territory and the Copper Hill Property, which is located in Ontario. The Company has been inactive for the past four years on its Bear River Project, which is located in the Skeena Mining Division in British Columbia; however, management plans to carry out exploration work on this project during Fiscal 2007.

**Copper Hill Gold Project, Larder Lake Mining Division, Ontario, Canada**

**Location and Access to Copper Hill Gold Project**

The Copper Hill property is situated in northeastern Ontario about 85 km southeast of Timmins covering an area of 56 sq. mile (17,000 hectares) (Figure 1). It is located along Highway 560 about 10 km east of the Hamlet of Shining Tree, in the Larder Lake Mining Division, NTS 41 P/11. Provincial Highway 560 crosses through the middle the property. The Bay Lumber road and several secondary old logging and forestry roads provide access to the interior parts of the property. See Figure 1 for local location map.

The property consists of a group of 244 wholly owned mineral claims located in MacMurchy, Natal, Tyrrell, Leonard, Kevin, and Churchill Townships. The company needs to spend CDN$330,800, which equates to CDN$400 per claim unit annually to keep the property in good standing for one year.

**Spin Off of the Copper Hill Property to Golden Harp Resources Inc- Wholly Owned Subsidiary of International KRL Resources Corp.**

**Reduction of Stated Capital and Return of Capital**
*Introduction*
The Company owns 10,000,000 common shares (the "GHR Shares") in the capital of Golden Harp Resources Inc. ("GHR") which GHR Shares were acquired by the Company in a spin-off of its Copper Hill Property (as more fully described below under "GHR Background"). GHR is currently seeking reporting issuer status and if successful, the Company proposes, subject to the approval of the Supreme Court of British Columbia (the "Court") to distribute all of the GHR Shares (the "Return of Capital Shares") to shareholders of the Company *pro rata,* based on the respective numbers of Common Shares held as of the record date for such distribution, as described below.

It is proposed that the distribution of the Return of Capital Shares by the Company will be by way of return of capital (the "Return of Capital"). In order to do so, the Company proposes to reduce its stated capital by an amount equal to the aggregate fair market value of the Return of Capital Shares (the "Reduction of Capital Amount").

Under Section 74 of the *Business Corporations Act* (British Columbia) the Company can reduce its stated capital if it is authorized to do so by an order of the Supreme Court of British Columbia (the "Court"). The Company proposes to seek such approval when GHR becomes a reporting issuer and its shares are listed on the TSX Venture Exchange.

In the interim, to satisfy the requirements of the TSX Venture Exchange concerning the disposition by the Company of a significant asset of the Company, the shareholders were asked to consider passing, with or without amendment, an ordinary resolution (the "Stated Capital Reduction Resolution. At International KRL Resources Corp.'s Annual General Meeting held on November 29, 2006, the majority shareholders voted in favor of distributing the share of Golden Harp Resources Inc. to its shareholders and passed the Stated Capital Reduction Resolution. This authorized the Company to reduce its stated capital by the Reduction of Capital Amount, consideration for which will be provided by way of distribution of the Return of Capital Shares *pro rata,* based on the respective numbers of Common Shares held, to all shareholders of the Company of record on the close of business on the 7[th] trading day after the day on which the Stated Capital Reduction Resolution is approved by the Supreme Court of British Columbia (the "Return of Capital Record Date").

The Reduction of Capital Amount will be based upon the 10-day weighted average trading price of the GHS Shares on the TSX Venture Exchange for the 10-day period preceding the date of the application to the Court for approval of the Reduction of Stated Capital or upon such other reasonable basis as may be determined by the Court.

It is intended that the Return of Capital will, if approved by the Court, occur as soon as practicable following the establishment of the Return of Capital Record Date. As described above, the Return of Capital Shares will be distributed to the shareholders of the Company (as at the Return of Capital Record Date) *pro rata,* based on the respective numbers of Common Shares held by them as at the Return of Capital Record Date.

*GHR Background*
GHR was incorporated in May 2006 as a subsidiary of the Company for the purpose of "spinning -off" to the Company's shareholders its various mineral properties located in the Shining Tree Area in the Abitibi Greenstone Belt of Northeast Ontario (the "Copper Hill Property").

The Return of Capital Shares were issued to the Company on May 31, 2006 when 10,000,000 GHR Shares were issued to the Company in consideration of the transfer by the Company of the Copper Hill Property at a deemed issue price of $0.32 per share. GHR is currently seeking reporting issuer status and proposes to complete an initial public offering (the "GHR IPO") early in 2007 and list its shares on the TSX Venture Exchange. There can be no assurance that that such listing will be completed or that the GHR IPO will be completed.

### *Mechanics of the Return of Capital Distribution*
As noted above, it is anticipated that the Return of Capital will occur as soon as practicable following the Return of Capital Record Date through the distribution of the Return of Capital Shares to shareholders of the Company of record as of the Return of Capital Record Date *(pro rata,* based on the respective numbers of Common Shares held).

Shareholders will not be required to pay for any Return of Capital Shares that they receive under the Return of Capital nor will they be required to surrender or exchange Common Shares in order to receive Return of Capital Shares or to take any other action in connection with such distribution.

No fractional Return of Capital Shares will be distributed under the Return of Capital and no consideration will be paid in lieu thereof. Any fractional Return of Capital Shares that persons would otherwise be entitled to receive will be rounded down to the nearest whole number. The balance of Return of Capital Shares not distributed to shareholders as a result of such rounding down will not be distributed under the Return of Capital and will continue to be held by the Company.

Certain Canadian securities regulatory authorities, as a condition for providing the exemptive relief required to permit the Company to distribute the Return of Capital Shares, the Return of Capital Shares received by shareholders under the Return of Capital may be subject to a four month 'seasoning period', meaning that such shares may not be freely tradeable for a period of 4 months from the Return of Capital Record Date (and the certificates evidencing the Return of Capital Shares may include a legend to this effect).

Notwithstanding approval by the shareholders of the Return of Capital, the directors of the Company may determine not to proceed with the reduction of its stated capital.

### *Certain Canadian Federal Income Tax Considerations*
The following summary describes the principal Canadian federal income tax considerations generally applicable to shareholders who receive Return of Stated Capital Shares in connection with the Return of Capital by the Company and who, for the purposes of the *Income Tax Act* (Canada) (the "Tax Act"), are individuals resident in Canada, deal at arm's length with the Company and hold their Common Shares as capital property.

This summary is based on the current provisions of the Tax Act and an understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency ("CRA").

Shareholders who receive Return of Stated Capital Shares pursuant to the Return of Capital should generally be considered to have received a dividend only to the extent (if any) that the fair market value of the Return of Capital Shares so received exceeds the amount of the stated capital reduction in respect of the shareholder's Common Shares. The Corporation does not expect that the distribution of the Return of Capital Shares will result in a shareholder being deemed to receive a dividend. Based on the Canada Revenue Agency's ("CRA") administrative policy, shareholders will be considered to have acquired the Return of Capital Shares at a cost equal to their fair market value.

The aggregate fair market value of the Return of Capital Shares received by a shareholder (other than any amount deemed to be a dividend as described above) will be deducted from the shareholder's adjusted cost base (and paid-up capital) of his or her Common Shares. To the extent that the reduction exceeds the adjusted cost base of a shareholder's Common Shares as otherwise determined, the holder will be deemed to have realized a capital gain equal to such excess and the adjusted cost base of the shareholder's Common Shares will be nil.

For these purposes, shareholders will be advised following the Return of Capital Record Date as to the Corporation's calculation of the fair market value of the Return of Capital Shares distributed to shareholders. Any determination of fair market value by the Corporation is not binding on CRA or any of the shareholders.

**No advance income tax ruling has been sought or obtained from CRA to confirm the tax consequences of the distribution of Return of Stated Capital Shares to shareholders.**

### *US Shareholder Considerations*
The Company has not sought advice from US legal counsel with respect to the Return of Capital, therefore US resident shareholders should consult their own legal and accounting professionals for advice as to the impact of US law upon the proposed Return of Capital.

### *Recommendation of the Board*
**The Board unanimously recommends that shareholders vote "FOR" the Stated Capital Reduction Resolution.**

**Location Map- Province: Figure 1**


Hudson Bay
Baie d'Hudson
James Bay
Baie James
ONTARIO
MANITOBA
QUEBEC / QUÉBEC
CANADA
Copper Hill
Gold Project
L Superior
L Supérieur
L Michigan
L Huron
L Ontario
L Erie L Érié
USA / É-U d'A
UNITED STATES OF AMERICA
ÉTATS-UNIS D'AMÉRIQUE
Ottawa
Toronto
LEGEND / LÉGENDE
National capital / Capitale nationale
Provincial capital /
Other populated places / Autres lieux habités
Trans-Canada Highway / La Transcanadienne
Major road / Route principale
International boundary / Frontière internationale
Provincial boundary / Limite provinciale
Scale / Échelle
© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.
Sa Majesté la Reine du chef du Canada, Ressources naturelles Canada.
International KRL Resources
Copper Hill Gold Project
Shining Tree, Ontario
Location Map
(province)
Figure 1

**Location Map- Local: Figure 2**



101
Timmins
O.N.R.
Kirkland
Lake
Rouyn
Noranda
Larder
Lake
144
QUEBEC
560
Gowganda
Shining Tree
International
KRL Property
RAILWAY
11
ONTARIO
O.N.R.
144
Sudbury
TRANS-CANADA
20 kilometres 0
Miles
20
International KRL Resources
Copper Hill Gold Project
Shining Tree, Ontario
Location Map
(local)
Figure 2

**Claim Map Of The Copper Hill Gold Project: Figure 3**


Decker
Claims
(Optioned to
Hemlo Northshore)
N
KELVIN TWP.
NATAL TWP.
KNIGHT TWP.
Decker
Zone
Cook
Zone
Jude Zone
Iron
Formation
Zone
Hwy 560
TYRRELL
TWP.
CHURCHILL TWP.
MACMURCHY TWP.
FAWCETT TWP.
LEONARD
TWP.
Transmission Line
LEGEND
KRL Property Boundary
KRL Mineral Lease
Highway
Road
Township Boundary
Fig. 3
International KRL Resources
Copper Hill Gold Project
Shining Tree, Ontario
Claim Map
Kilometres

During Fiscal 2002 the Company acquired a 100% interest in seven mining claims (68 units) contiguous with its Copper Hill Project. The company acquired it interest in these claims from Charles Webster, an unrelated party, by paying Mr. Webster 50,000 shares of its common stock. The Company also did fieldwork in the Golden Sylvia area of the Copper Hill Project. This fieldwork consisted of geological mapping; detailed rock sampling and exploratory drilling.

The shareholders of the Company approved a name change from KRL Resources Corp. to International KRL Resources Corp. on December 7, 2001 and at the same time approved a consolidation of the Company's issued and unissued common shares on a basis of five old shares for one new share. Both the name change and the share consolidation became effective on March 6, 2002 with the approval from the TSX Venture Exchange.

During Fiscal 2003, the Company continued exploration work on its Copper Hill Project. On October 9, 2002, the Company sold 1,300,000 units for gross proceeds of $195,000. These funds were used for further exploration work on the Golden Sylvia portion of the Copper Hill Project. After three months of work, on January 6, 2003, the Company announced that it had completed this program and would begin to drill test the results of the findings. A 1500-meter drill hole program was started on February 13, 2003. This program consisted of ten drill holes, five of which were completed by March 3, 2003. An additional three drill holes were completed by the end of March 2003. The Company announced at the end of March 2003 that the drill program had been expanded from 1500 meters to 2500 meters and would consist of twelve drill holes. This program was completed on April 15, 2003.

During Fiscal 2004 the Company continued work on the Copper Hill Project. On October 30, 2003, the Company announced that it begun a new drill program on the Jude Zone (formerly called the Golden Sylvia Zone) and the adjacent Golden Sylvia Iron Formation Zone. Four drill holes were completed by November 5, 2003. Two of these were on the Jude Zone and two were on the Golden Sylvia Iron Formation Zone. Two additional drill holes were completed on the Golden Sylvia Iron Formation Zone by November 13, 2003.

On November 17, 2003, management announced that they planned to expand their exploration program at the Copper Hill Project to include searching for nickel.

On December 1, 2003, the Company announced that it had received assay data for all of the drill holes completed during the program announced on October 30, 2003, on both the Jude Zone and the Golden Sylvia Iron Formation Zone. The Golden Sylvia Iron Formation Zone was the main focus of this particular drill program and, because of the results obtained from the drilling; management decided that the Company would continue a systematic exploration program to fully evaluate the Zone along strike and at depth.

On December 2, 2003, the Company announced that it had acquired an additional ten kilometers of unexplored iron formation located to the south, southeast of the Golden Sylvia Iron Formation Zone.

On December 9, 2003, the Company announced that it had entered into an agreement to acquire an additional forty-seven mineral claims in the area.

On January 29, 2004 RAB Special Situations L.P., an unrelated financial institution located in the United Kingdom, announced that it had subscribed for 3,900,000 units of the Company at a price of $0.20 per share. Each unit consisted of one common share and one non-transferable share purchase warrant which entitled RAB Financial to purchase an additional share at a rice of $0.20

for a period of one year. (This transaction took place off the market by way of a private placement.)

On February 9, 2004, the Company announced that it had entered into an option agreement with a private unrelated company called Hemlo North Shore Inc. to jointly explore the Decker Claim Block located in the northeast portion of the Company's Copper Hill Property. Under the terms of this agreement, Hemlo North Shore Inc. agreed to spend a total of $1.2 million on the project over a four-year period to earn a 50% interest in the Decker Claim Block with a minimum annual commitment of $300,000 per year. On February 18, 2004, the Company and Hemlo North Shore Inc. began a 1009 m drill program on the project.

The purpose of this drill program was to further evaluate known gold mineralization found within the LG Zone and the Tiger Zone previously discovered by International KRL Resources in the early 1990s. Five holes (631 m total) were drilled on LG Zone and three holes (378 m total) were drilled on the Tiger Zone.  Both of theses zones are within the original Decker mining leases. The highlight of this program was a high-grade gold intercept from a follow up hole AD 223 on the LG Zone which assayed 14.43 g/t gold over 2 m, including a higher grade of 28.39 g/t over 1 m.

The three drill holes on the Tiger Zone were designed to test the down dip and strike extent of a thick gold bearing graphitic package intersected in a single drill hole in the mid 1990's by International KRL. The original discovery intercept on the Tiger Zone from Hole AD18 assayed **1.13 g/t gold over 11 m. (including a one meter interval which assayed 5.76 g/t gold).** Only drill hole AD 28 drilled to the north of discovery hole AD 18 intersected the Tiger Zone and assayed **0.62 g/t gold over 13.71 m. (including a 1 m interval which assayed 4.19 g/t gold).** Drill holes AD 29 and AD30 located south of the original discovery hole (AD 18) confirms that a significant change in geology occurs due to the presence of porphyritic intrusives which appear to have cut off the Tiger Zone gold horizon. These porphyritic intrusives and some of the proximal volcanics were mineralized with sulphides and were noted to contain anomalous gold values.

The relationship between the porphyritic intrusives proximal to the Tiger Zone and those found near the LG Zone 300 meters to the North-west is not known. Further evaluation will be required to determine the nature of relationship between the LG Zone, the Tiger Zone and the porphyritic intrusive units. Particular attention is being paid to the porphyritic intrusives due to the presence of high grade gold found within or along the contact of the porphyritic intrusives in the immediate vicinity of the LG Zone.

The gold bearing zones on the Decker Property are located within a very favourable geological environment.  Many of the known gold bearing zones on the property are associated with mineralized quartz rich structural breaks hosted within carbonate altered mafics, fushitic ultramafics and/or associated feldspar porphyritic intrusives. This environment is typical of that found with many gold deposits located within the Timmins-Porcupine and Kirkland-Larder Lake gold camps within the Abitibi Greenstone Belt.

The Company completed this 1009 m diamond drill program with Hemlo North Shore Inc. on March 25, 2004.

On March 3, 2004, the Company began a high-resolution, fixed-wing airborne geophysical survey on the Copper Hill Project. The survey was conducted by Fugro Airborne Surveys with a high sensitivity magnetometer. The survey covered approximately 1100km of flight lines. The purpose of the survey was to assist ongoing exploration and generate additional exploration targets on

International KRL Resources extensive land holding. The survey was completed mid April 2004 and the identified targets were followed up by a reverse circulation drilling program, mapping and geochemical sampling.

On June 10, 2004, the Company started a reverse circulation-drilling program on the Golden Sylvia Iron Formation Zone located within the Copper Hill Project. The program consisted of 53 vertical reverse circulation drill holes totaling of 4,974.15 m. The program tested the Golden Sylvia iron formation and expanded the strike extent of the mineralized system and established continuity. The results of this program validated earlier historic diamond drill intercepts and extended mineralization to 300 m with the system open on strike to both the east and west and down dip. A low-grade intercept of 0.83g/t gold over 6.12 m in RCGS-04-18 on line 950W, suggests that mineralization extends even further to the west.

In August/September 2005, International KRL Resources Corp. drilled CH-05-14 to test the GEOTEM conductor in the middle of North Foley Lake, located on the eastern extension of the Red Dome Rhyolite on the Copper Hill Property. The 600 meters long conductor, striking roughly north-west/south-east and dipping to the south-west, was identified by a GEOTEM airborne electromagnetic survey carried out in the winter 2004.

The 351 meters hole intersected a sequence of fragmental felsic volcanics, chert and mafic volcanics with moderate carbonate, minor sericite and local hematite alteration. No significant assay results were identified in this unit. The last 3.9 meters of the hole returned a weighted average of 0.8 grams/tonne gold. The Qualified Person for this project is J. L. LeBel (P.Eng.).

**Claim List: International KRL Resources Corp.'s Copper Hill Project**

| Claim # | Units | Township | Expiry Date | Recording Date | Registered Owner | Acquired By | NSR |
|---|---|---|---|---|---|---|---|
| 4208279 | 14 | CHURCHILL | 2008-Sep-26 | 2006-Sep-26 | Golden Harp Resources Inc. | Staked | |
| 4208295 | 16 | CHURCHILL | 2008-Apr-13 | 2006-Apr-13 | Golden Harp Resources Inc. | Staked | |
| 4209683 | 9 | KELVIN | 2008-May-10 | 2006-May-10 | Golden Harp Resources Inc. | Staked | |
| 4208281 | 16 | KELVIN | 2008-Oct-20 | 2006-Oct-20 | Golden Harp Resources Inc. | Staked | |
| 4208285 | 4 | KELVIN | 2008-May-10 | 2006-May-10 | Golden Harp Resources Inc. | Staked | |
| 1131021 | 1 | KNIGHT | 2007-Jan-08 | 1991-Jan-08 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131022 | 1 | KNIGHT | 2007-Jan-08 | 1991-Jan-08 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131035 | 1 | KNIGHT | 2007-Apr-06 | 1990-Apr-06 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131036 | 1 | KNIGHT | 2007-Apr-06 | 1990-Apr-06 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131037 | 1 | KNIGHT | 2007-Apr-06 | 1990-Apr-06 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131038 | 1 | KNIGHT | 2007-Apr-06 | 1990-Apr-06 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131041 | 1 | KNIGHT | 2009-Jan-08 | 1991-Jan-08 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131042 | 1 | KNIGHT | 2009-Jan-08 | 1991-Jan-08 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131043 | 1 | KNIGHT | 2009-Jan-08 | 1991-Jan-08 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131044 | 1 | KNIGHT | 2009-Jan-08 | 1991-Jan-08 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131046 | 1 | KNIGHT | 2007-Apr-06 | 1990-Apr-06 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131048 | 1 | KNIGHT | 2007-Apr-06 | 1990-Apr-06 | Golden Harp Resources Inc. | Cross Lake Option | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 1131049 | 1 | KNIGHT | 2007-Apr-06 | 1990-Apr-06 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131050 | 1 | KNIGHT | 2007-Apr-06 | 1990-Apr-06 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131051 | 1 | KNIGHT | 2007-Apr-06 | 1990-Apr-06 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131052 | 1 | KNIGHT | 2007-Apr-05 | 1990-Apr-05 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131053 | 1 | KNIGHT | 2007-Apr-05 | 1990-Apr-05 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131054 | 1 | KNIGHT | 2007-Apr-05 | 1990-Apr-05 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131055 | 1 | KNIGHT | 2007-Apr-05 | 1990-Apr-05 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131056 | 1 | KNIGHT | 2007-Apr-05 | 1990-Apr-05 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131057 | 1 | KNIGHT | 2007-Apr-05 | 1990-Apr-05 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131059 | 1 | KNIGHT | 2007-Apr-05 | 1990-Apr-05 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131070 | 1 | KNIGHT | 2007-Apr-06 | 1990-Apr-06 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131071 | 1 | KNIGHT | 2007-Apr-06 | 1990-Apr-06 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131073 | 1 | KNIGHT | 2007-Apr-05 | 1990-Apr-05 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131074 | 1 | KNIGHT | 2007-Apr-05 | 1990-Apr-05 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131075 | 1 | KNIGHT | 2007-Apr-05 | 1990-Apr-05 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131076 | 1 | KNIGHT | 2007-Apr-05 | 1990-Apr-05 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131077 | 1 | KNIGHT | 2007-Apr-05 | 1990-Apr-05 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1131078 | 1 | KNIGHT | 2007-Apr-05 | 1990-Apr-05 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1189822 | 1 | KNIGHT | 2007-Jan-15 | 1992-Jun-15 | Golden Harp Resources Inc. | staked | |
| 1189823 | 1 | KNIGHT | 2007-Jan-15 | 1992-Jun-15 | Golden Harp Resources Inc. | staked | |
| 1189824 | 1 | KNIGHT | 2007-Jan-15 | 1992-Jun-15 | Golden Harp Resources Inc. | staked | |
| 1189825 | 1 | KNIGHT | 2007-Jan-15 | 1992-Jun-15 | Golden Harp Resources Inc. | staked | |
| 1189826 | 1 | KNIGHT | 2007-Jan-15 | 1992-Jun-15 | Golden Harp Resources Inc. | staked | |
| 1189827 | 1 | KNIGHT | 2007-Jan-15 | 1992-Jun-15 | Golden Harp Resources Inc. | staked | |
| 1189828 | 1 | KNIGHT | 2007-Jan-15 | 1992-Jun-15 | Golden Harp Resources Inc. | staked | |
| 1193325 | 9 | KNIGHT | 2007-Jan-25 | 1994-Jan-25 | Golden Harp Resources Inc. | David Jones Option | 2% |
| 1202743 | 1 | KNIGHT | 2007-Mar-14 | 1995-Mar-14 | Golden Harp Resources Inc. | Kosy - Harr Option I | 2% |
| 1203244 | 3 | KNIGHT | 2007-Mar-14 | 1995-Mar-14 | Golden Harp Resources Inc. | Kosy - Harr Option I | 2% |
| 1204629 | 1 | KNIGHT | 2007-Jan-18 | 1996-Sep-18 | Golden Harp Resources Inc. | Mullen-Londry option | 2% |
| 1219919 | 1 | KNIGHT | 2007-Jan-09 | 1996-Sep-23 | Golden Harp Resources Inc. | Burda / Laskowski | 2% |
| 1220378 | 1 | KNIGHT | 2007-Jan-18 | 1996-Sep-18 | Golden Harp Resources Inc. | Mullen-Londry option | 2% |
| 1221670 | 1 | KNIGHT | 2009-Jan-23 | 1996-Oct-23 | Golden Harp Resources Inc. | Cross Lake Option | |
| 1221681 | 1 | KNIGHT | 2006-Oct-25 | 1996-Oct-25 | Golden Harp Resources Inc. | Tim Young Option | 1% |
| 1221682 | 1 | KNIGHT | 2006-Oct-25 | 1996-Oct-25 | Golden Harp Resources Inc. | Tim Young Option | 1% |
| 1131930 | 1 | MACMURCHY | 2007-Apr-03 | 1990-Apr-03 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1131931 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1131932 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1131933 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1131934 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 1131940 | 1 | MACMURCHY | 2007-Apr-03 | 1990-Apr-03 | Golden Harp Resources Inc. | Obradovich Option | 2% |
| 1131941 | 1 | MACMURCHY | 2007-Apr-03 | 1990-Apr-03 | Golden Harp Resources Inc. | Obradovich Option | 2% |
| 1131942 | 1 | MACMURCHY | 2007-Apr-03 | 1990-Apr-03 | Golden Harp Resources Inc. | Obradovich Option | 2% |
| 1145897 | 1 | MACMURCHY | 2007-Apr-09 | 1990-Apr-09 | Golden Harp Resources Inc. | staked | 2% |
| 1146533 | 1 | MACMURCHY | 2007-Apr-06 | 1990-Apr-06 | Golden Harp Resources Inc. | Obradovich Option | 2% |
| 1146644 | 1 | MACMURCHY | 2007-Apr-03 | 1990-Apr-03 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1146645 | 1 | MACMURCHY | 2007-Apr-03 | 1990-Apr-03 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1146646 | 1 | MACMURCHY | 2007-Apr-03 | 1990-Apr-03 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1146647 | 1 | MACMURCHY | 2007-Apr-03 | 1990-Apr-03 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1146648 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1147074 | 1 | MACMURCHY | 2007-Apr-03 | 1990-Apr-03 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1147075 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1147076 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1147077 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1147104 | 1 | MACMURCHY | 2007-Apr-03 | 1990-Apr-03 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1147105 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1147106 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1147107 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1147114 | 1 | MACMURCHY | 2007-Apr-03 | 1990-Apr-03 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1147115 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1147116 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1147117 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1147118 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1147124 | 1 | MACMURCHY | 2007-Apr-03 | 1990-Apr-03 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1147125 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1147126 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1147127 | 1 | MACMURCHY | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1185697 | 3 | MACMURCHY | 2006-Dec-04 | 1991-Dec-04 | Golden Harp Resources Inc. | Obradovich Option | 2% |
| 1185723 | 1 | MACMURCHY | 2006-Dec-04 | 1991-Dec-04 | Golden Harp Resources Inc. | Obradovich Option | 2% |
| 1185816 | 2 | MACMURCHY | 2006-Dec-04 | 1991-Dec-04 | Golden Harp Resources Inc. | Obradovich Option | 2% |
| 1190912 | 3 | MACMURCHY | 2007-Jan-18 | 1992-Sep-08 | Golden Harp Resources Inc. | Mullen-Londry Option | 2% |
| 1190916 | 8 | MACMURCHY | 2007-Jan-15 | 1993-Jun-15 | Golden Harp Resources Inc. | Mullen-Londry Option | 2% |
| 1200167 | 2 | MACMURCHY | 2006-Dec-08 | 1993-Dec-08 | Golden Harp Resources Inc. | Obradovich Option | 2% |
| 1200824 | 4 | MACMURCHY | 2006-Dec-08 | 1993-Dec-08 | Golden Harp Resources Inc. | Obradovich Option | 2% |
| 1200825 | 1 | MACMURCHY | 2006-Dec-08 | 1993-Dec-08 | Golden Harp Resources Inc. | Obradovich Option | 2% |
| 1201534 | 1 | MACMURCHY | 2007-Feb-06 | 1995-Feb-06 | Golden Harp Resources Inc. | Obradovich Option | 2% |
| 1202537 | 4 | MACMURCHY | 2007-Mar-29 | 1994-Mar-29 | Golden Harp Resources Inc. | Cyprus Option | 2% |
| 1202562 | 1 | MACMURCHY | 2007-Apr-15 | 1994-Apr-15 | Golden Harp Resources Inc. | Obradovich Option | 2% |
| 1204265 | 3 | MACMURCHY | 2006-Nov-22 | 1994-Nov-22 | Golden Harp Resources Inc. | staked | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 1204266 | 1 | MACMURCHY | 2006-Nov-22 | 1994-Nov-22 | Golden Harp Resources Inc. | staked | |
| 1204267 | 1 | MACMURCHY | 2006-Nov-22 | 1994-Nov-22 | Golden Harp Resources Inc. | staked | |
| 1211782 | 15 | MACMURCHY | 2007-Feb-09 | 1996-Feb-09 | Golden Harp Resources Inc. | Strike Option | 2% |
| 1211834 | 1 | MACMURCHY | 2007-Mar-20 | 1996-Mar-20 | Golden Harp Resources Inc. | Strike Option | 2% |
| 1211836 | 8 | MACMURCHY | 2007-Mar-20 | 1996-Mar-20 | Golden Harp Resources Inc. | Strike Option | 2% |
| 1211837 | 12 | MACMURCHY | 2007-Mar-19 | 1996-Mar-20 | Golden Harp Resources Inc. | Strike Option | 2% |
| 1211841 | 12 | MACMURCHY | 2007-Mar-20 | 1996-Mar-20 | Golden Harp Resources Inc. | Strike Option | 2% |
| 4202617 | 3 | MACMURCHY | 2006-Sep-25 | 2006-Oct-20 | Golden Harp Resources Inc. | Chit./Von Card opt. | 3% |
| 1222627 | 9 | MACMURCHY | 2007-Feb-13 | 1998-Feb-13 | Golden Harp Resources Inc. | Chit./Von Card opt. | 3% |
| 1222629 | 3 | MACMURCHY | 2007-Feb-19 | 1998-Feb-19 | Golden Harp Resources Inc. | Chit./Von Card opt. | 3% |
| 1222958 | 1 | MACMURCHY | 2007-Jan-15 | 1999-Jun-04 | Golden Harp Resources Inc. | staked | |
| 1222959 | 1 | MACMURCHY | 2007-Jan-15 | 1999-Jun-04 | Golden Harp Resources Inc. | staked | |
| 1222960 | 1 | MACMURCHY | 2007-Jan-15 | 1999-Jun-04 | Golden Harp Resources Inc. | staked | |
| 4202618 | 7 | MACMURCHY | 2006-Sep-25 | 2006-Oct-20 | Golden Harp Resources Inc. | Chit./Von Card opt. | 3% |
| 1224505 | 2 | MACMURCHY | 2007-Jan-18 | 1997-Sep-08 | Golden Harp Resources Inc. | McKinnon et al. opt. | 2% |
| 1224506 | 2 | MACMURCHY | 2007-Jan-18 | 1997-Sep-08 | Golden Harp Resources Inc. | McKinnon et al. opt. | 2% |
| 1225405 | 2 | MACMURCHY | 2006-Nov-12 | 1997-Nov-12 | Golden Harp Resources Inc. | Parres/Tomac opt. | 2% |
| 1226329 | 1 | MACMURCHY | 2006-Dec-08 | 1997-Dec-08 | Golden Harp Resources Inc. | Barnes/Morgan opt. | 2% |
| 1226330 | 1 | MACMURCHY | 2006-Dec-08 | 1997-Dec-08 | Golden Harp Resources Inc. | Barnes/Morgan opt. | 2% |
| 1226331 | 1 | MACMURCHY | 2006-Dec-08 | 1997-Dec-08 | Golden Harp Resources Inc. | Barnes/Morgan opt. | 2% |
| 1229034 | 9 | MACMURCHY | 2007-Jan-18 | 1997-Sep-08 | Golden Harp Resources Inc. | McKinnon et al. opt. | 2% |
| 1229049 | 1 | MACMURCHY | 2007-Jan-18 | 1997-Sep-08 | Golden Harp Resources Inc. | McKinnon et al. opt. | 2% |
| 1231638 | 3 | MACMURCHY | 2007-Aug-12 | 1998-Aug-12 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1231639 | 3 | MACMURCHY | 2007-Aug-12 | 1998-Aug-12 | Golden Harp Resources Inc. | Goldeye Option | 2% |
| 1236486 | 1 | MACMURCHY | 2007-Jan-15 | 1999-Jun-04 | Golden Harp Resources Inc. | staked | |
| 1236515 | 1 | MACMURCHY | 2007-Jan-15 | 1999-Jun-04 | Golden Harp Resources Inc. | staked | |
| 1236517 | 3 | MACMURCHY | 2007-Jan-15 | 1999-Jun-04 | Golden Harp Resources Inc. | staked | |
| 1239106 | 3 | MACMURCHY | 2007-Mar-29 | 2000-Mar-29 | Golden Harp Resources Inc. | staked | |
| 1239109 | 4 | MACMURCHY | 2007-Jan-15 | 2000-Jun-27 | Golden Harp Resources Inc. | staked | |
| 1239224 | 5 | MACMURCHY | 2007-Mar-08 | 2000-Mar-08 | Golden Harp Resources Inc. | staked | |
| 1239225 | 4 | MACMURCHY | 2007-Mar-08 | 2000-Mar-08 | Golden Harp Resources Inc. | staked | |
| 1239227 | 9 | MACMURCHY | 2007-Mar-08 | 2000-Mar-08 | Golden Harp Resources Inc. | staked | |
| 1239260 | 8 | MACMURCHY | 2007-Mar-17 | 2000-Mar-17 | Golden Harp Resources Inc. | staked | |
| 1239330 | 12 | MACMURCHY | 2007-Mar-06 | 2000-Mar-06 | Golden Harp Resources Inc. | staked | |
| 1239331 | 2 | MACMURCHY | 2007-Mar-06 | 2000-Mar-06 | Golden Harp Resources Inc. | staked | |
| 1239332 | 1 | MACMURCHY | 2007-Mar-29 | 2000-Mar-29 | Golden Harp Resources Inc. | staked | |
| 1239333 | 8 | MACMURCHY | 2007-Mar-29 | 2000-Mar-29 | Golden Harp Resources Inc. | staked | |
| 1240182 | 2 | MACMURCHY | 2007-Apr-17 | 2000-Apr-17 | Golden Harp Resources Inc. | staked | |
| 1242396 | 8 | MACMURCHY | 2007-Feb-05 | 2001-Feb-05 | Golden Harp Resources Inc. | staked | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 1242397 | 2 | MACMURCHY | 2007-Feb-05 | 2001-Feb-05 | Golden Harp Resources Inc. | staked | |
| 3001886 | 3 | MACMURCHY | 2007-May-08 | 2002-May-08 | Golden Harp Resources Inc. | staked | |
| 3014503 | 2 | MACMURCHY | 2007-Aug-30 | 2004-Aug-30 | Golden Harp Resources Inc. | staked | |
| 4203926 | 15 | MACMURCHY | 2007-Mar-31 | 2005-Mar-31 | Golden Harp Resources Inc. | staked | |
| 4203927 | 10 | MACMURCHY | 2007-Mar-31 | 2005-Mar-31 | Golden Harp Resources Inc. | Strike Option | 2% |
| 4206250 | 13 | MACMURCHY | 2007-Mar-31 | 2005-Mar-31 | Golden Harp Resources Inc. | staked | |
| 4206251 | 9 | MACMURCHY | 2007-Apr-13 | 2005-Apr-13 | Golden Harp Resources Inc. | staked | |
| 4206252 | 13 | MACMURCHY | 2007-Mar-31 | 2005-Mar-31 | Golden Harp Resources Inc. | staked | |
| 4206253 | 16 | MACMURCHY | 2007-Mar-31 | 2005-Mar-31 | Golden Harp Resources Inc. | staked | |
| 4206254 | 1 | MACMURCHY | 2007-Mar-31 | 2005-Mar-31 | Golden Harp Resources Inc. | Mullen-Londry Option | 2% |
| 4206255 | 1 | MACMURCHY | 2007-Mar-31 | 2005-Mar-31 | Golden Harp Resources Inc. | Mullen-Londry Option | 2% |
| 4206256 | 1 | MACMURCHY | 2007-Mar-31 | 2005-Mar-31 | Golden Harp Resources Inc. | Mullen-Londry Option | 2% |
| 4206257 | 16 | MACMURCHY | 2007-Mar-31 | 2005-Mar-31 | Golden Harp Resources Inc. | McKinnon et al. opt. | 2% |
| 4206258 | 6 | MACMURCHY | 2007-Mar-31 | 2005-Mar-31 | Golden Harp Resources Inc. | McKinnon et al. opt. | 2% |
| 4207075 | 1 | MACMURCHY | 2008-Feb-23 | 2006-Feb-23 | Golden Harp Resources Inc. | McKinnon et al. opt. | 2% |
| 4208277 | 3 | MACMURCHY | 2008-Aug-17 | 2006-Aug-17 | Golden Harp Resources Inc. | Skead option | 2% |
| 4208278 | 12 | MACMURCHY | **2008-Sep-26** | **2006-Sep-26** | Golden Harp Resources Inc. | Cyprus Option | 2% |
| 4208280 | 6 | MACMURCHY | **2008-Sep-26** | 2006-Sep-26 | Golden Harp Resources Inc. | **staked** | |
| **4208283** | **4** | **MACMURCHY** | **2008-Apr-06** | 2006-Apr-06 | **Golden Harp Resources Inc.** | **staked** | |
| 4208284 | 2 | MACMURCHY | 2008-Apr-06 | 2006-Apr-06 | Golden Harp Resources Inc. | staked | |
| 4208293 | 15 | MACMURCHY | 2008-Apr-13 | 2006-Apr-13 | Golden Harp Resources Inc. | staked | |
| 4208294 | 16 | MACMURCHY | 2008-Apr-13 | 2006-Apr-13 | Golden Harp Resources Inc. | staked | |
| 4208296 | 11 | MACMURCHY | 2008-Apr-13 | 2006-Apr-13 | Golden Harp Resources Inc. | staked | |
| 4208297 | 16 | MACMURCHY | 2008-Apr-13 | 2006-Apr-13 | Golden Harp Resources Inc. | staked | |
| 4208298 | 12 | MACMURCHY | 2008-Apr-13 | 2006-Apr-13 | Golden Harp Resources Inc. | staked | |
| 4208299 | 1 | MACMURCHY | 2008-Apr-13 | 2006-Apr-13 | Golden Harp Resources Inc. | staked | |
| 4208300 | 3 | MACMURCHY | 2008-Apr-13 | 2006-Apr-13 | Golden Harp Resources Inc. | Mullen-Londry Option | 2% |
| 4208301 | 4 | MACMURCHY | 2008-Apr-13 | 2006-Apr-13 | Golden Harp Resources Inc. | staked | |
| 4209657 | 16 | MACMURCHY | 2008-Feb-23 | 2006-Feb-23 | Golden Harp Resources Inc. | McKinnon et al. opt. | 2% |
| 4209658 | 10 | MACMURCHY | 2008-Feb-23 | 2006-Feb-23 | Golden Harp Resources Inc. | McKinnon et al. opt. | 2% |
| 4209659 | 1 | MACMURCHY | 2008-Apr-06 | 2006-Apr-06 | Golden Harp Resources Inc. | staked | |
| 4209686 | 9 | MACMURCHY | 2008-Apr-06 | 2006-Apr-06 | Golden Harp Resources Inc. | staked | |
| 4209687 | 12 | MACMURCHY | 2008-Apr-11 | 2006-Apr-11 | Golden Harp Resources Inc. | staked | |
| 4209688 | 16 | MACMURCHY | 2008-Apr-06 | 2006-Apr-06 | Golden Harp Resources Inc. | staked | |
| 4209689 | 2 | MACMURCHY | 2008-Apr-06 | 2006-Apr-06 | Golden Harp Resources Inc. | staked | |
| 1094977 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked | |
| 1094978 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked | |
| 1094979 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked | |
| 1094980 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked | |

| | | | | | | |
|---|---|---|---|---|---|---|
| 1094981 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1094982 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1094983 | 1 | NATAL | 2006-Oct-12 | 1990-Oct-12 | Golden Harp Resources Inc. | staked |
| 1094984 | 1 | NATAL | 2006-Oct-12 | 1990-Oct-12 | Golden Harp Resources Inc. | staked |
| 1094985 | 1 | NATAL | 2006-Oct-12 | 1990-Oct-12 | Golden Harp Resources Inc. | staked |
| 1094986 | 1 | NATAL | 2006-Oct-12 | 1990-Oct-12 | Golden Harp Resources Inc. | staked |
| 1131023 | 1 | NATAL | 2007-Jan-08 | 1991-Jan-08 | Golden Harp Resources Inc. | Cross Lake Option |
| 1131024 | 1 | NATAL | 2007-Jan-08 | 1991-Jan-08 | Golden Harp Resources Inc. | Cross Lake Option |
| 1131025 | 1 | NATAL | 2007-Jan-08 | 1991-Jan-08 | Golden Harp Resources Inc. | Cross Lake Option |
| 1131026 | 1 | NATAL | 2007-Jan-08 | 1991-Jan-08 | Golden Harp Resources Inc. | Cross Lake Option |
| 1131027 | 1 | NATAL | 2007-Jan-08 | 1991-Jan-08 | Golden Harp Resources Inc. | Cross Lake Option |
| 1131028 | 1 | NATAL | 2007-Jan-08 | 1991-Jan-08 | Golden Harp Resources Inc. | Cross Lake Option |
| 1131029 | 1 | NATAL | 2007-Jan-08 | 1991-Jan-08 | Golden Harp Resources Inc. | Cross Lake Option |
| 1131033 | 1 | NATAL | 2007-Jan-08 | 1991-Jan-08 | Golden Harp Resources Inc. | Cross Lake Option |
| 1131039 | 1 | NATAL | 2007-Apr-06 | 1990-Apr-06 | Golden Harp Resources Inc. | Cross Lake Option |
| 1131040 | 1 | NATAL | 2007-Apr-06 | 1990-Apr-06 | Golden Harp Resources Inc. | Cross Lake Option |
| 1131047 | 1 | NATAL | 2007-Apr-06 | 1990-Apr-06 | Golden Harp Resources Inc. | Cross Lake Option |
| 1131072 | 1 | NATAL | 2007-Apr-06 | 1990-Apr-06 | Golden Harp Resources Inc. | Cross Lake Option |
| 1131079 | 1 | NATAL | 2007-Apr-06 | 1990-Apr-06 | Golden Harp Resources Inc. | Cross Lake Option |
| 1133929 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1133930 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1133931 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1133932 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1133933 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1133934 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1133935 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1133936 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1133937 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1133938 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1134039 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1134040 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1134041 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1134042 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1134043 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1134044 | 1 | NATAL | 2007-Apr-10 | 1990-Apr-10 | Golden Harp Resources Inc. | staked |
| 1134045 | 1 | NATAL | 2007-Aug-31 | 1990-Aug-31 | Golden Harp Resources Inc. | staked |
| 1134046 | 1 | NATAL | 2007-Aug-31 | 1990-Aug-31 | Golden Harp Resources Inc. | staked |
| 1134047 | 1 | NATAL | 2006-Oct-12 | 1990-Oct-12 | Golden Harp Resources Inc. | staked |
| 1134048 | 1 | NATAL | 2006-Oct-12 | 1990-Oct-12 | Golden Harp Resources Inc. | staked |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 1189056 | 1 | NATAL | 2007-Mar-27 | 1992-Mar-27 | Golden Harp Resources Inc. | David Jones Option | 2% |
| 1189829 | 1 | NATAL | 2007-Jan-15 | 1992-Jun-26 | Golden Harp Resources Inc. | staked | |
| 1189830 | 1 | NATAL | 2007-Jan-15 | 1992-Jun-26 | Golden Harp Resources Inc. | staked | |
| 1193300 | 16 | NATAL | 2006-Dec-21 | 1993-Dec-21 | Golden Harp Resources Inc. | David Jones Option | 2% |
| 1193301 | 12 | NATAL | 2007-Jan-17 | 1994-Jan-17 | Golden Harp Resources Inc. | David Jones Option | 2% |
| 1193302 | 3 | NATAL | 2007-Jan-17 | 1994-Jan-17 | Golden Harp Resources Inc. | David Jones Option | 2% |
| 1193304 | 2 | NATAL | 2007-Jan-17 | 1994-Jan-17 | Golden Harp Resources Inc. | David Jones Option | 2% |
| 1193322 | 8 | NATAL | 2007-Jan-25 | 1994-Jan-25 | Golden Harp Resources Inc. | David Jones Option | 2% |
| 1193323 | 1 | NATAL | 2007-Jan-25 | 1994-Jan-25 | Golden Harp Resources Inc. | David Jones Option | 2% |
| 1193324 | 1 | NATAL | 2007-Jan-25 | 1994-Jan-25 | Golden Harp Resources Inc. | David Jones Option | 2% |
| 1202484 | 15 | NATAL | 2007-Feb-21 | 1994-Feb-21 | Golden Harp Resources Inc. | Kosy - Harr Option II | 2% |
| 1239226 | 10 | NATAL | 2007-Mar-08 | 2000-Mar-08 | Golden Harp Resources Inc. | staked | |
| 1239228 | 16 | NATAL | 2007-Mar-17 | 2000-Mar-17 | Golden Harp Resources Inc. | staked | |
| 1239325 | 16 | NATAL | 2007-Mar-17 | 2000-Mar-17 | Golden Harp Resources Inc. | staked | |
| 4202614 | 1 | NATAL | 2008-Oct-20 | 2006-Oct-20 | Golden Harp Resources Inc. | staked | |
| 4202615 | 4 | NATAL | 2008-Oct-20 | 2006-Oct-20 | Golden Harp Resources Inc. | staked | |
| 4208288 | 12 | NATAL | 2008-Apr-13 | 2006-Apr-13 | Golden Harp Resources Inc. | staked | |
| 496696 | 1 | NATAL | 2008-Jun-01 | 1978-Jan-31 | Golden Harp Resources Inc. | staked | |
| 1145916 | 1 | TYRRELL | 2007-Apr-03 | 1990-Apr-03 | Golden Harp Resources Inc. | Cyprus Option | 2% |
| 1146422 | 1 | TYRRELL | 2007-Apr-04 | 1990-Apr-04 | Golden Harp Resources Inc. | Cyprus Option | 2% |
| 1179361 | 4 | TYRRELL | 2007-Sep-08 | 1992-Sep-08 | Golden Harp Resources Inc. | Mullen-Londry option | 2% |
| 1190913 | 2 | TYRRELL | 2007-Jan-18 | 1992-Sep-08 | Golden Harp Resources Inc. | Mullen-Londry option | 2% |
| 1190914 | 1 | TYRRELL | 2007-Jan-18 | 1992-Sep-08 | Golden Harp Resources Inc. | Mullen-Londry option | 2% |
| 1193848 | 1 | TYRRELL | 2008-Sep-18 | 1996-Sep-18 | Golden Harp Resources Inc. | Mullen-Londry option | 2% |
| 1202771 | 7 | TYRRELL | 2007-Apr-06 | 1998-Apr-06 | Golden Harp Resources Inc. | LaCarte/MacCallum | 2% |
| 1219994 | 1 | TYRRELL | 2007-Jan-18 | 1996-Sep-18 | Golden Harp Resources Inc. | Mullen-Londry option | 2% |
| 1219995 | 1 | TYRRELL | 2008-Sep-18 | 1996-Sep-18 | Golden Harp Resources Inc. | Mullen-Londry option | 2% |
| 1239334 | 3 | TYRRELL | 2007-Mar-29 | 2000-Mar-29 | Golden Harp Resources Inc. | staked | |
| 1239335 | 6 | TYRRELL | 2007-Apr-10 | 2000-Apr-10 | Golden Harp Resources Inc. | staked | |
| 4208286 | 1 | TYRRELL | 2008-Apr-13 | 2006-Apr-13 | Golden Harp Resources Inc. | Cyprus Option | 2% |
| 4208287 | 2 | TYRRELL | 2008-Apr-13 | 2006-Apr-13 | Golden Harp Resources Inc. | Cyprus Option | 2% |
| 4208289 | 2 | TYRRELL | 2008-May-10 | 2006-May-10 | Golden Harp Resources Inc. | Mullen-Londry option | 2% |
| MR 341433 | 1 | MacMurchy | Leased claim | | Golden Harp Resources Inc. | Decker Lease | |
| MR 36374 | 1 | MacMurchy | Leased claim | | Golden Harp Resources Inc. | Brunet Lease | |
| MR 36375 | 1 | MacMurchy | Leased claim | | Golden Harp Resources Inc. | Brunet Lease | |
| MR 36376 | 1 | MacMurchy | Leased claim | | Golden Harp Resources Inc. | Brunet Lease | |
| MR 36377 | 1 | MacMurchy | Leased claim | | Golden Harp Resources Inc. | Brunet Lease | |
| MR 36378 | 1 | MacMurchy | Leased claim | | Golden Harp Resources Inc. | Brunet Lease | |
| MR 36379 | 1 | MacMurchy | Leased claim | | Golden Harp Resources Inc. | Brunet Lease | |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| MR 44471 | 1 | MacMurchy | Leased claim | | Golden Harp Resources Inc. | Brunet Lease | |
| MR 44474 | 1 | MacMurchy | Leased claim | | Golden Harp Resources Inc. | Brunet Lease | |
| MR 44477 | 1 | MacMurchy | Leased claim | | Golden Harp Resources Inc. | Brunet Lease | |
| MR 37624 | 1 | Knight | 2023-Nov-01 | | Golden Harp Resources Inc. | Decker Lease | 2% |
| MR 37625 | 1 | Knight | 2023-Nov-01 | | Golden Harp Resources Inc. | Decker Lease | 2% |
| MR 37626 | 1 | Knight | 2023-Nov-01 | | Golden Harp Resources Inc. | Decker Lease | 2% |
| MR 37627 | 1 | Knight | 2023-Nov-01 | | Golden Harp Resources Inc. | Decker Lease | 2% |
| MR 37628 | 1 | Knight | 2023-Nov-01 | | Golden Harp Resources Inc. | Decker Lease | 2% |
| MR 37629 | 1 | Knight | 2023-Nov-01 | | Golden Harp Resources Inc. | Decker Lease | 2% |
| MR 37908 | 1 | Knight | 2023-Nov-01 | | Golden Harp Resources Inc. | Decker Lease | 2% |
| MR 37909 | 1 | Knight | 2023-Nov-01 | | Golden Harp Resources Inc. | Decker Lease | 2% |
| MR 37910 | 1 | Knight | 2023-Nov-01 | | Golden Harp Resources Inc. | Decker Lease | 2% |
| MR 37911 | 1 | Knight | 2023-Nov-01 | | Golden Harp Resources Inc. | Decker Lease | 2% |
| **Total** | **848** | | | | | | |

**Nor Property, Yukon Territory, Canada (Copper, Gold, Uranium)**

The Nor Property is located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 250km north of Dawson City, Yukon Territory.  The property exhibits some similarities to the Olympic Dam Geology Model in Australia, including some similarities in geology, presence of anomalous uranium, copper, gold and rare earth elements and very large magnetic and gravity anomalies.  The property has not previously been explored as a uranium target.

The Nor Property is comprised of 448 claims covering 23,127 acres (9,363 hectares) and is an iron oxide/copper/gold (IOCG) target. The property is associated with a large gravity and magnetic anomaly with the Nor heterolithic hematite-rich diatreme breccia outlined along an 8km strike. The Nor Property is underlain by Proterozoic rocks of the Wernecke Supergroup that have been intruded by a heterolithic, hematite- rich diatreme breccia. The property is located on the east side of the Richardson Mountains in an area that is transacted by the Richardson Fault array. These faults are part of a major rift system that became active during Proterozoic time and has remained active since that time during the development of the Cordillera. The exposure of Proterozoic rocks is a faulted-bounded outlier that is surrounded by Paleozoic sedimentary rocks that dip gently away to the east and west from the Nor Property.

International KRL acquired the right to earn a 100% interest subject to a 2% NSR by an option agreement signed in October, 2004.  The terms of the option are detailed in note 4(b) in the financial statements.  Since signing the option, the Company has staked additional ground contiguous to, and in the vicinity of, the property.



Yukon Territory
Mining Districts

NOR PROPERTY

SCALE

0    100    200    300 Km

FIGURE 2-1    NOR PROPERTY, LOCATION MAP

**Nor Property Claim Map**



In 2005 International KRL Resources Corp. carried out a geophysics and geochemical sampling program. The aeromagnetic helicopter survey was flown by McPhar Geosurveys Ltd. (McPhar) using a high-sensitivity caesium magnetometer. The magnetometer bird was flown at a nominal height of 45m. The survey totalled 1155 km on 155 flight lines (100 m spacing), plus 123 km on 8 tie lines (1 km spacing). The flight lies were flown at an azimuth of 65° and the perpendicular tie lines at 155°. The data were field processed by McPhar then forwarded to their Newmarket office for final levelling and filtering.

The survey was successful in defining many obvious and more subtle features of the Richardson fault array as well as providing high resolution magnetic coverage of the Nor ridge. Standard colour contoured Total Magnetic Intensity (TMI) map a collection of filtered and derivative maps were produced and a presentation of the survey was given to the Company by VOX Geoscience Ltd. The Qualified Person for the geophysical portion of the project is Ken Robertson (P.Geo.).

The Company also completed a geochemical soil survey and an induced polarization and gravity surveys on the property. Over 1,100 soil samples were collected for analysis from a surveyed grid on the property this year. Soil samples were collected at 50 m intervals along survey lines spaced at 400 m and 200 m apart. Geochemical analyses for 36 elements were conducted by Acme Analytical Labs in Vancouver. Sampling was conducted by a crew from Ryanwood Exploration under the direction of Mark Terry, the on-site company geologist. The Qualified Person for the program is Michael H. Sanguinetti, P. Eng.

Initial evaluation of the geochemical results indicated coincident copper and uranium anomalies extending intermittently along 8.5 km over the surveyed length of the property. In addition, coincident rare earth element (REE) anomalies were identified along the anomalous copper-uranium trend.

The geophysical work was conducted by Aurora field crews under the guidance of M. A. Power, P. Geoph., a Qualified Person for the geophysical program. The gravity survey, collected from 79 stations, determined that there is a steep gradient from west to east across the axis of the Proterozoic sediments. A total of 50.5 line km of induced polarization (IP) was conducted over the whole property on surveyed grid lines 400 m apart.

Evaluation of the induced polarization survey results indicated conductivity and resistivity anomalies coincident with copper and uranium geochemical anomalies. In the vicinity of L 2400N/2900E is a flat lying conductive zone within a larger resistivity low and coincident with an 800 m x 800 m 2 mGal gravity anomaly. When compared with the geological mapping these geophysical anomalies align with a significant area (650 x 400m) of potassic feldspar alteration. In addition, a coincident lanthanum (a rare earth element), copper and uranium soil anomaly occurs within this trend. Other significant resistivity and chargeability anomalies elsewhere on the grid are reported from the survey, many of which warrant drill testing.

Targets for the diamond drilling program for the 2006 field season were selected from the coincident geophysical, geochemical and geological anomalies.

**43-101 Report on Nor Property**

The Company filed with the B.C. Securities Commission an independent NI 43-101 compliant, technical report on the Nor Property. The author of the report is Peter T. George, P. Geo., a consulting geologist based in Ontario. The property is in a geological setting with striking similarities to the Gawlor

Craton of South Australia, where the world-class Olympic Dam copper-uranium-gold-rare earth element deposit is located.

The report by Mr. George reviews results of the 2005 geophysical, geological mapping and geochemical sampling work and proposes an aggressive exploration program for the 2006 season. He states that the 2005 airborne geophysical surveys indicate that the NOR heterolithic hematite-rich diatreme breccia, which outcrops at the north end of NOR ridge, continues to the south for a total strike distance of approximately 8 kilometres. The size of this breccia target is similar to the size of the Olympic Dam copper-gold-uranium deposit. The 2005 soil geochemical program outlines anomalous areas of copper, uranium, gold and lanthanum (rare earth) which typify the system of the Olympic Dam-type mineralization. Historical (1978 – 1980) results from early work at NOR by Getty Minerals returned samples of up to 4% U and 0.6% Cu.

Based on the results of both historical work and the 2005 exploration data, Mr. George compares the primary characteristics of the NOR and the Olympic Dam deposit, and concludes that the NOR Property warrants an intensive exploration program to test the potential for a large Olympic Dam-type body. He recommends an initial 15,000 m drilling program at depths of up to 1500 feet below surface along the 8 km trend of the NOR ridge. The estimated budget for this proposed 2006 exploration is $3.3 million.

This NI 43-101 compliant Evaluation Report on the NOR Property is available for viewing on SEDAR. The Qualified Person for the NOR Project was Michael Sanguinetti, (P.Eng.)

**Nor Property Diamond Drilling**

Subsequent to year end, the Company drilled nine holes, representing just over 1,600 m or 10% of the 15,000-m diamond drill program originally planned. International KRL Resources Corp. shipped over 1200 samples of core to Acme for multi-element analysis. Highlights of the program include Hole 009-06 which intersected 20 m of 0.25% Cu (including 7 m of 0.32% Cu) and Hole 005-06 which intersected 2 m of 0.9% Cu (including 1 m of 1.6% Cu) and 5 m of 0.6% Cu (including 3 m of 0.7% Cu). Out of the nine holes that were drilled, copper mineralization was intersected in four. Results are provided below. The priority uranium targets will be tested in the 2007 season.

**Nor Diamond Drill Results 2006**

| HOLE_NO (Depth, m) | FROM (M) | *From feet* | TO (M) | *To feet* | WIDTH (M) | *WIDTH feet* | % Cu | INTERCEPTS |
|---|---|---|---|---|---|---|---|---|
| NOR-001-06 (74.06m) | | | | | | | | No significant intercepts. |
| NOR-002-06 (196.7m) | 14 | *45.9* | 15 | *49.2* | 1 | *3.3* | 0.21 | |
| | 115 | *377.2* | 116 | *380.5* | 1 | *3.3* | 0.36 | |
| | 120 | *393.6* | 121 | *396.9* | 1 | *3.3* | 0.11 | |
| | 176 | *577.3* | 177 | *580.6* | 1 | *3.3* | 0.13 | |
| | 184 | *603.5* | 190 | *623.2* | 6 | *19.7* | 0.14 | |
| NOR-003-06 (471.65m) | | | | | | | | No significant intercepts. |
| NOR-004-06 (91.40m) | | | | | | | | No significant intercepts. |
| NOR-005-06 | 109 | *357.5* | 111 | *364.1* | 2 | *6.6* | 0.9 | Including 1m @ 1.6% Cu. |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (259.10m) | 114 | *373.9* | 126 | *413.3* | 12 | *39.4* | 0.1 | Including 2m @ 0.2% Cu. |
| | 143 | *469* | 155 | *508.4* | 12 | *39.4* | 0.2 | Including 1m @ 0.5% Cu. |
| | 161 | *528.1* | 163 | *534.6* | 2 | *6.6* | 0.2 | |
| | 189 | *619.9* | 194 | *636.3* | 5 | *16.4* | 0.6 | Including 3m @ 0.7% Cu. |
| | 220 | *721.6* | 235 | *770.8* | 15 | *49.2* | 0.2 | Including 4m @ 0.3% Cu. |
| NOR-006-06 (199.60m) | | | | | | | | No significant intercepts. |
| NOR-007-06 (210.67m) | 108 | *354.2* | 109 | *357.5* | 1 | *3.3* | 0.17 | |
| | 114 | *373.9* | 118 | *387* | 4 | *13.1* | 0.23 | Including 1m @ 0.40% Cu. |
| | 127 | *416.6* | 128 | *419.8* | 1 | *3.3* | 0.25 | |
| | 134 | *439.5* | 135 | *442.8* | 1 | *3.3* | 0.11 | |
| | 167 | *547.8* | 172 | *564.2* | 5 | *16.4* | 0.17 | Including 1m @ 0.29% Cu. |
| | | | | | | | | |
| NOR-008-06 (104.88m) | | | | | | | | No significant intercepts. |
| NOR-009-06 (87.50m) | 5 | *16.4* | 25 | *82* | 20 | *65.6* | 0.25 | Including 7m @ 0.32% Cu. |

Hole 009-06 was the most successful outcome of this exercise and was the last hole drilled in the 2006 field season. The drilling clarified the geological model further leading to a focus on the contact of the Wernecke Breccia and the Proterozoic Fairchild Lake Group Rocks. The model is analogous to the Olympic Dam where mineralization is concentrated on the contacts represented by a change of alteration. Hole 005-06 intersected the highest grades of 0.9% Cu over 2 m (including 1.6% Cu over 1 m) and 0.6% Cu over 5 m (including 0.7% Cu over 3 m). The intersections from this hole confirmed the surface soil geochemistry results. The mineralized fraction is a very distinctive zone in the entire geologic package.

The results from the drill program showed that there is mineralization and alteration throughout the Nor property, however, it was unable to complete the extensive drill program or comprehensive evaluation of its priority targets as a result of a shortage of experienced diamond drill crews and operational problems from aging equipment supplied by the drill contractor. Management felt it prudent to end the drill program early and preserve the capital in the treasury to apply it to next year’s program.

International KRL Resources is in the process of negotiating contracts and securing alternative drilling solutions in preparation for next season so they can continue evaluating the property. Numerous high priority targets remain to be tested.

**Carswell Property, Saskatchewan – Uranium**

The Carswell uranium property is located on the Carswell Dome Formation in the Athabasca Basin. On March 2, 2005 the Company granted an option to ESO Uranium Corp. (previously Essendon Solutions Inc.) to acquire a 50% interest in the property for total present and future consideration of $25,000, 200,000 shares and a commitment to expend $100,000 on exploration on the property.

In October 2005, a Megatem II airborne geophysical survey was carried out by ESO over the property. The magnetic signature of International KRL’s ground shows a central low area running NNW-SSE flanked by two higher magnetic regimes and this has some similarity to the magnetic setting for several of the Cluff Lake deposits. The magnetic low was interpreted to indicate

metasedimentary rocks that may include graphitic horizons, which if faulted, can form conductive structures. Elsewhere in the Athabasca Basin, such conductors are associated with uranium deposits. Five conductors were identified by the Megatem survey within and subparallel to the central magnetic low.

1n October 2006, ESO Uranium Corp. (ESO) conducted an extensive ground geophysical exploration program in the Western Athabasca Basin which covered International KRL's Carswell project. The Company was advised that the preliminary results of the ground geophysical horizontal loop electromagnetic survey confirmed a number of conductors that were identified on International KRL's ground by an airborne geophysical survey conducted in October 2005. The Compnay is currently working on a joint venture agreement for its Carswell Property.

**Plan Of Operations**

Source of Funds for Fiscal 2006/2007
The Company's primary source of funds since incorporation has been through the issuance of common shares and share purchase warrants.

International KRL Resources Corp. had a working capital of $1,971,809 at 8/31/2006 and $3,712,010 at 5/31/2006. During the period the Company raised a net cash amount of $4,266,940 from private placements and the exercise of warrants and options.

Source of Funds for Fiscal 2005/2006
The Company's primary source of funds since incorporation has been through the issuance of common shares and share purchase warrants.

The Company had working capital of $1,405,952 at 8/31/2005 and a working capital of $1,439,778 at 5/31/2005.

Source of Funds for Fiscal 2004/2005
The Company's primary source of funds since incorporation has been through the issuance of common shares and share purchase warrants.

The Company had working capital of $27,612 at 5/31/2003 and a working capital deficit of ($35,058) at 5/31/2002.

Subsequent to the end of Fiscal 2003, May 31, 2003, the Company has raised $1,479,626 through private placement financings, the exercise of share purchase options and the exercise of share purchase warrants.

Use of Funds for Fiscal 2004/2005
During Fiscal 2004 and Fiscal 2005, respectively, the Company estimates that it might expend $300,000 and $345,000 on general/administrative expenses. During Fiscal 2004 and Fiscal 2005, respectively, the Company estimates that it might expend $1.0 million and $1.5 million on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees
The Company will continue to focus the majority of its efforts on the further exploration of the Nor and Copper Hill properties. On July 5, 2006, the Company appointed Michael Hibbitts of Coquitlam B.C., to the position of Vice President, Exploration. Mr. Hibbitts is a Professional Geoscientist with over 25 years of mining and exploration experience with particular emphasis on early stage exploration and the development of deposits and geological systems. The Company has no plans to add any additional personnel. Management anticipates

that any property exploration efforts will be carried out by outside contractors.

## United States vs. Foreign Sales/Assets
The Company generated no revenue during the last three years.

At 5/31/2006, 5/31/2005, 5/31/2004, and 5/31/2003, respectively: all of the Company's assets were located in Canada.

## Material Effects of Government Regulations
The current and anticipated future operations of the Company, including further exploration activities require permits from Canada's governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

## Seasonality
## Dependency upon Patents/Licenses/Contracts/Processes
## Sources/Availability of Raw Materials
--- No Disclosure Necessary ---

## 4.C. Organization Structure
International KRL Resources Corp was incorporated under the Company Act of the Province of British Columbia on July 10, 1978 under the name Kingdom Resources Ltd. On November 27, 1989 the name was changed to KRL Resources Corp. and on March 6, 2002, the name was changed to International KRL Resources Corp.

## 4.D.  Property, Plant and Equipment

The Company's executive offices are located in rented premises of approximately 2,608 sq. ft. at 1066 West Hastings Street, #1640, Vancouver, British Columbia, Canada V6E 3X1. The Company began occupying these facilities in July 2006. Monthly rent is $2,988.

The Company is concentrating all of its efforts in Canada. What follows is a discussion of the Company's interests in Canada.

## The Shining Tree/Copper Hill/Golden Sylvia Property

### Acquisition Details
The Company owns or has the option to acquire a 100% interest in mining claims and leased claims comprising 847 contiguous units covering approximately 14,000 hectares of Provincial Crown lands. The claims were acquired either by staking or pursuant to numerous property acquisition agreements entered into by the Company since 1991. All of these claims are in good standing through 2007. The property acquisition agreements are described below:

### Property Description and Location
This property is located in the Canadian province of Ontario and covers portions of the MacMurchy, Kelvin, Tyrell, Natal, Leonard and Churchill Townships. The claims are approximately 54 miles south of the city of Timmins

and are within 3 miles of the junctions of the Grassy Lake Road and Canadian Highway 560.

## Local Resources, Infrastructure and Physiography

Most of the claims on this property are accessible by existing paved or gravel roads.

The topography on the property is of moderate relief of about 75 meters with rounded rock knolls covered in part by glacial gravel and sand deposits and separated by cedar swamps. Approximately 50% of the property is covered by mature pine forest, large parts of which have recently been logged.

The climate is typical of northern Ontario, in that it is very cold in the winter and warm in the summers.  The precipitation is moderate.

## Future Plans by International KRL Resources

The Company continues is seeking regulatory approval to permit the distribution of its interest in the Copper Hill Project to its shareholders, by way of a reduction of paid up share capital on a pro-rata basis, as detailed in section 4B Business Overview- Historical Corporate Development. International KRL is currently engaged in exploring the Copper Hill property. The most recent work involved a soil sampling program.

## Nor Property, Yukon Territory (Copper,Gold,Uranium)

### Acquisition Details

International KRL acquired the right to earn a 100% interest subject to a 2% NSR by an option agreement signed in October, 2004.  Pursuant to an Option Agreement dated October 28, 2004 the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 52 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:
        Cash consideration:

        (i)   $7,500 paid within 5 days of agreement (paid);
        (ii)  a further $20,000 paid on June 1, 2005 (paid);
        (iii) a further $30,000 to be paid on December 1, 2005 (paid);
        (iv)  a further $40,000 to be paid on December 1, 2006;
        (v)   a further $50,000 to be paid December 1, 2007; and
        (vi)  a further $60,000 to be paid December 1, 2008.

 If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.
        Share consideration:

        (i)   200,000 shares issued in December, 2004 (issued);
        (ii)  a further 200,000 shares issued on December 1, 2005 (issued);
        (iii) a further 200,000 shares to be issued on December 1, 2006;
        (iv)  a further 200,000 shares to be issued on December 1, 2007; and
        (v)   a further 200,000 shares to be issued on December 1, 2008.
 The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

Since signing the option, the Company has staked additional ground contiguous to, and in the vicinity of, the property. The Nor Property now comprises 448 claims.

**Property Description and Location**

The Nor Uranium Property is located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 250km north of Dawson City, Yukon Territory.  The property exhibits some similarities to the Olympic Dam Uranium Mine property in Australia, including some similarities in geology, presence of anomalous uranium, copper, gold and rare earth elements and very large magnetic and gravity anomalies. The property has not previously been explored as a uranium target.

**Local Resources, Infrastructure and Physiography**

The property is accessible by helicopter from the Eagle Plains Lodge on the Dempster Highway, 65km west of the property. The nearest community is Fort McPherson, 140km north of the property.

The topography on the property is of moderate relief. The whole property is covered by permafrost, from the valley to the highest point on the ridge is 290m.

The climate is typical of the Yukon Territory, in that it is very cold (-50$^{o}$C) in the winter and relatively warm in the summers (+30$^{o}$C).  The precipitation is high/moderate.

**Future Plans by International KRL Resources**

The Issuer is currently engaged in exploratory work on the Nor Property in the Yukon. The most recent work on the Nor Property consisted of a diamond drill program. The Company plans to continue its exploration work on the Nor property and management will formulate a work program for 2007 at a later date. The Company is negotiating with several drill contractors for its 2007 diamond drill program to continue its geological evaluation of the project.

**Carswell Property, Saskatchewan - Uranium**

**Acquisition Details**

International KRL Resources Corp. staked the property in October 2004. On March 2, 2005, the Company granted an option to ESO Uranium Corp. (formerly Essendon Solutions Inc.) to acquire 50% of its interest in the Carswell Property. In order to exercise the option, ESO must pay International KRL a total of $25,000 cash, issue a total of 200,000 shares and expend a total of $100,000 on exploration as follows:

> (i) $25,000 paid on or before March 19, 2005 (received);
> (ii) 100,000 shares issued on or before March 19, 2005 (received);
> (iii) 50,000 shares issued on or before March 14, 2006 (received);
> (iv) 50,000 shares to be issued on or before March 14, 2007;
> (v) $25,000 expended on exploration before March 14, 2006 (expended);
> (vi) a further $25,000 to be expended on exploration before March 14, 2007;
> (vii) a further $25,000 to be expended on exploration before March 14, 2008; and
> (viii) a further $25,000 to be expended on exploration before March 14, 2009.

**Property Description and Location**

This property is located in the Canadian province of Saskatchewan. It is located in the uranium-rich Athabasca Basin and covers 2,425.5 hectares. The

KRL claim in the Cluff Structure, also known as the Carswell Dome, are flanked by claims of Titan Uranium Corp. to the south and east, Hathor Exploration Ltd. to the north and on the west side by the mining licenses of the past-producing Cluff Lake Mine. The mine is reported to have produced over 60 million pounds of uranium. The mine also recovered by-product gold in the last years of operation.

**Local Resources, Infrastructure and Physiography**

The property is accessible via a gravel road- Cluff Lake Mine Road, which serviced the Cluff Lake Mine. The Cluff Lake Mine road is off Highway 155.

Topography in this area is fairly flat, and the climate is typical of Northern Canada, in that it is very cold (-50$^{o}$C) in the winter and relatively warm in the summers (+30$^{o}$C). The precipitation is high/moderate.

**Future Plans by International KRL Resources**
The Company is currently working on a joint venture agreement.

**<u>Bear River Property</u>**

Exploration work to date shows gold and silver mineralization hosted in epithermal quartz veins as well as gold with massive sulphides in altered volcanics. The mineralization comprises several assemblages that occur in quartz (carbonate) veins, breccia vein stockworks and breccia zones hosted in intrusive bodies. The principle target is the Hill Top Zone, covering an area of 500 m x 300 m. The geology consists mainly of silicified and pyritized volcanic sedimentary and intrusive rocks. The IP survey confirmed the presence of sulphides in a large silicified area. A soil-sampling program confirmed the IP results.

**Acquisition Details**
International KRL Resources Corp. owns a 100% interest in the property subject to NSR.

INTERNATIONAL KRL RESOURCES CORP. - BEAR RIVER PROJECT

| Claim Name | Mining Division | Tenure Number | Date Staked | Units | Tag Number | Expiry Date | Registered Owner |
|---|---|---|---|---|---|---|---|
| Dunwell 4 Fr. | Skeena | 251711 | 9-Mar-1987 | 1 | Lot Table | **5-Mar-2007** | Seamus Young |
| M.M. #100 | Skeena | 250741 | 11-Jul-1979 | 18 | 24607 | **5-Mar-2007** | Seamus Young |
| Old John | Skeena | 396916 | 26-Sep-2002 | 12 | 226156 | **26-Sep-2007** | Seamus Young |
| | | | | **31** | | | |

**Property Description and Location**
The Bear River property consists of three claims, representing 31 claim units covering 775 hectares. The property is on the east side of the Bear River.

**Local Resources, Infrastructure and Physiography**
The Bear River property is accessible by road via Highway 37A. The topography in this area is generally mountainous. The climate is again typical of Canadian north, very cold (-50$^{o}$C) in the winter and relatively warm in the summers (+30$^{o}$C). The precipitation is high/moderate.

**Future Plans by International KRL Resources**
The Company carried out a limited diamond drill program of 14 holes in 1992 (1,847 m over a 450 m by 300 m area east of the Hill Top zone). Highlights from

the program included Hole MM-13, 3 m at 2.61 g/t gold and 87 m with 1.94 g/t gold. Hole MM-1 intersected 29.50 m at 0.54 g/t gold. All the drill holes assayed anomalous copper.

International KRL Resources is seeking a strategic partner to accelerate its exploration programs on the Bear River Property.

## ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 5/31/2006, 5/31/2005, 5/31/2004, and 5/31/2003 should be read in conjunction with the financial statements of the Company and the notes thereto.

### Overview for 5/31/2006

During the period, the Company raised a net cash amount of $4,266,940 from private placements and the exercise of warrants and options.  An amount of $1,506,508 was spent on mineral interests.  Administration expenses amounted to $826,242, including stock based compensation of $320,864 but excluding financing fees of $244,777.

### SELECTED ANNUAL INFORMATION (expressed in Canadian dollars)

|  | May 31, 2006 | May 31, 2005 Restated | May 31, 2004 Restated |
|---|---|---|---|
| Net income (loss) | (187,656) | (609,027) | (424,673) |
| Net income (loss) per share (basic and diluted) | – | (0.02) | (0.02) |
| Total assets | 9,467,561 | 5,569,509 | 3,755,045 |

International KRL does not generate revenues as a mineral exploration company. It is the increased exploration activity, which generates increased losses. This is standard to the nature of the exploration business. Other losses can be caused by write-downs or write-offs of assets, which do not follow a trend. The Company's success in the past year in the raising of capital enabled the Company to increase its exploration activity, build its team and pursue more business development activities, which combined have resulted in a higher loss figure. The decrease in net loss from prior year stems from the combination of the future income tax recovery of $958,536 due to the renunciation of flow-through shares net of future income tax expense of $418,000. There was a gain on the sale of marketable securities and the proceeds from the interest income generated by placing the proceeds of the financing activities into short-term guaranteed investment certificates.

### RESULTS OF OPERATIONS

The Company has a future income tax recovery of $540,536 due to the renunciation of flow-through shares. The net loss in the current period before other (income) expense was $826,242 compared to $655,112 in the prior year reflecting an increase of $171,130.  This increase is due mainly to promotion and travel, which increased from $82,156 to $174,582, an increase of $94,426 mainly due to increased efforts to raise the profile of the Company. In general, administrative expenses reflect the normal corporate business cycle. Line item increases/decreases in costs relate to the Company's additional efforts to provide greater administrative support to management's ongoing efforts to seek new properties, monitor exploration expenditures, and increase shareholder value.

- Administration salaries increased by $19,294 and management fees increased by $12,900 due to an increase in staff and providing competitive salaries to attract experienced and qualified personnel.
- Office expenses increased by $24,266 mainly due to increased costs of the new premises required to accommodate the growth in staff.

- Professional fees increased by $28,555 due to an under provision of costs relating to the previous years auditor's fees and increase in contracts surrounding the spin off of Golden Harp Resources Inc.
- Promotion and travel increased by $94,426 due to increased efforts to raise the profile of the Company by attending additional investment conferences, advertising and activities surrounding the financing initiatives.

## SUMMARY OF QUARTERLY RESULTS

(Restated – See note 13 to the audited consolidated financial statements for the twelve months ended May 31, 2006)

|  | May 31, 2006 | Feb 28, 2006 | Nov 30, 2005 | Aug 31, 2005 | May 31, 2005 | Feb. 28, 2005 | Nov 30, 2004 | Aug 31, 2004 |
|---|---|---|---|---|---|---|---|---|
| Net income (loss) | 580,532 | (436,621) | (97,597) | (233,970) | (322,651) | (101,255) | (88,291) | (96,830) |
| Net income (loss) per share (Basic and diluted) | 0.013 | (0.009) | (0.003) | (0.006) | (0.013) | (0.004) | (0.004) | (0.004) |

For each of the above periods, the Company had no income except for the last period where a tax recovery changed the loss to income. Net loss and loss before discontinued operations and extraordinary items are as indicated above, for all periods. Net loss per share was realized on a basic and diluted basis for all periods.

## LIQUIDITY

As at May 31, 2006, the Company had working capital totaling $3,712,010. These funds should be sufficient for the Company to meet its working capital needs and property payment commitments in the coming year and to carry out a significant amount of exploration.  Nonetheless, in the long term, as the Company has no regular source of revenue, it will be continuing to seek new equity capital, through private placements or public offerings.

During the period, net cash used in operating activities was $556,196, net cash used in investing activities was $2,294,866 and net cash provided by financing activities was $4,192,657. This resulted in a net increase in cash of $1,341,595 from the Company's cash position for the year.

## CHANGES IN FINANCIAL POSITION

Significant changes in the Company's financial position are as follow:

The cash increase in mineral interests of $1,506,508 reflect mainly the exploration expenditures and acquisition costs of $275,137 incurred at Copper Hill, Ontario and $1,256,203 incurred at the Nor Property, Yukon.

The increase in share capital of $3,468,519 was due to private placement financings and the exercise of warrants and options, details of which are listed in Note 6 accompanying the consolidated financial statements.

The increase in contributed surplus of $166,466 represents the fair value of stock options granted during the period to directors, consultants and brokers, net of cancellations/forfeited and exercised.  Details are outlined in Note 9 accompanying the consolidated financial statements.

## Overview for 5/31/2005

During the year, the Company raised a gross amount of $2.2 million from private placements and the exercise of warrants. $62,000 was spent on property option payments and new property acquisitions. $790,000 was spent on mineral exploration. Administration expenses amounted to $309,000 (calculated as total expenses less financing fees, option gains, write-offs and write-downs and stock based compensation).

With the price of precious metals rising since November 2001, management will concentrate the majority of its efforts on the Company's mineral exploration projects in Canada.

### SELECTED ANNUAL INFORMATION (expressed in Canadian dollars)

|                      | May 31, 2005 Restated | May 31, 2004 Restated | May 31, 2003 |
| -------------------- | --------------------- | --------------------- | ------------ |
| Net loss             | (609,027)             | (424,673)             | (410,918)    |
| Net loss per share   | (0.02)                | (0.02)                | (0.04)       |
| Total assets         | 5,569,509             | 3,755,045             | 2,709,503    |

As the Company has no revenues, increased activity causes increased losses. Other losses can be caused by write-downs or write-offs of assets which do not follow a trend. The increased success in the past year in the raising of capital has allowed the company to increase its activity which has resulted in a higher loss figure.

## Results of Operations

### Fiscal Year 2005 Ended 5/31/2005 vs Fiscal Year 2004 Ended 5/31/2004

Net loss in the current year was $609,027 (restated) compared to $424,673 (restated) in the prior year. Most office expense categories increased due to increased activity by the Company however other categories benefited from increased sharing of costs by Logan Resources Ltd. Significant line item changes were as follows:

- Professional fees dropped from $94,797 to $29,470 due to a combination of factors including extra accounting needed for the Company's registration with the SEC in the prior year, Canaccord financing legal costs in the prior year of $20,000 and a $12,000 reversal in the current year of prior year legal fees recorded in error.
- Administration salaries were up from $48,597 to $80,155 due to the hiring on a shared basis of additional office staff.
- Share issuance costs were up from $95,421 to $250,404 due mainly to the increase in capital raised from $1.5 million in 2004 to $2.2 million in 2005 and a more rigorous categorization of financing direct legal and broker legal costs to financing.
- Promotion and travel decreased from $71,715 to $41,207 due to decreased travel costs that in the prior year included a trip to Europe and attendance at shows by more company personnel. This year the Company participated in the New York Gold Show, New Orleans Investor Conference, the San Francisco Investor Show, the Vancouver Investment Conference and the Prospectors and Developers Conference. However, in the current year, Logan Resources Ltd. was able to share much of the costs. Also, in the prior year, more was spent on custom display material.
- Stock exchange and filing fees were down from $41,595 to $16,504 mainly due to costs associated with registration with the SEC incurred in the prior year.

- Stock-based compensation increased from $39,722 to $327,787 due to increased grants of stock options to employees, consultants, and financing agents and an increase in the expected volatility of the Company's share price. This expense is entirely non-cash.
- The gain on property option represents the excess of the value of shares and cash received during the year pursuant to the optioning of 50% of the Company's interest in the Carswell property, over the Company's cost of acquisition and exploration on the property.

**SUMMARY OF QUARTERLY RESULTS**

|  | May 31, 2005 | Feb. 28, 2005 | Nov 30, 2004 | Aug 31, 2004 | May 31, 2004 | Feb 29, 2004 | Nov 30, 2003 | Aug 31, 2003 |
|---|---|---|---|---|---|---|---|---|
| Net loss | (322,651) | (101,255) | (88,291) | (96,830) | (150,820) | (162,766) | (149,450) | (57,059) |
| Net loss per share | (0.013) | (0.004) | (0.004) | (0.004) | (0.007) | (0.009) | (0.007) | (0.004) |

For each of the above periods, the Company had no revenue. Net loss and loss before discontinued operations and extraordinary items was the same for all periods. Net loss per share was the same on a basic and diluted basis for all periods.

Loss in the last quarter was exceptionally high due to $309,607 of non-cash stock based compensation.

**LIQUIDITY**

As at May 31, 2005, the Company had a working capital balance of $1,439,778. This included flow-through share funds of $1.3 million, which are committed to mineral exploration in Canada. Since the year end, the Company has raised an additional $545,000 from the issue of non-flow-through shares and an additional $312,500 from the issue of flow-through shares. These funds will be sufficient for the Company to meet its working capital needs and property payment commitments (currently $30,000) in the coming year and to carry out a significant amount of exploration. Nonetheless, in the longer term, as the company has no regular source of revenue, it will be continuing to seek new equity capital, through private placements or public offerings.

|  | For Years Ended May 31st | |
|---|---|---|
|  | 2005 | 2004 |
| Exploration And Development Costs | | |
| Accommodation and meals | $39,778 | $42,687 |
| Assays | $65,903 | $18,657 |
| Drafting | $4,706 | $9,214 |
| Drilling | $239,082 | $227,882 |
| Geological wages, fees and costs | $164,122 | $117,306 |
| Geophysics | $68,664 | $128,746 |
| License and recording fees | $11,009 | $2,312 |
| Supplies and communication | $43,708 | $4,682 |
| Support wages | $115,294 | $33,628 |
| Travel and vehicle expense | $55,085 | $22,073 |

**CHANGES IN FINANCIAL POSITION**

Marketable securities, on the balance sheet at the current year end, represents shares received, as option payments, on the Carswell property.

The increase in mineral properties of $874,920 includes acquisition of the Nor property in the Yukon - $73,665 and the Carswell property in Saskatchewan - Nil (after recording the full recovery of the original $4,071 of staking costs by optioning 50% of the property to ESO Minerals). Additionally, $19,000 was spent on option payments and staking on the Copper Hill property before write-offs of $18,000. The remaining increase of $802,065, represents explorations expenditures on the Copper Hill property in Ontario ($735,000) and the start of a continuing geophysics program on the Nor property in the Yukon ($78,183 before tax credits).

The net reduction in related party receivables and payables of $10,141 is mostly made up of a reduction in amounts receivable from Logan Resources Ltd. for shared office costs including accounting and mineral property management.

The increase in share capital of $2.3 million is due to private placement financings, the exercise of warrants, share payments to financing agents and the issue of shares under property options, the details of which are listed in note 8 to the financial statements.

Contributed surplus increases represent the value of stock-based compensation made during the year to employees, contractors and financing agents.


**RESULTS OF OPERATIONS**

<u>Fiscal Year 2004 Ended 5/31/2004 vs Fiscal Year 2003 Ended 5/31/2003</u>


The Company has no producing properties and consequently has no operating income or cash flow from its mineral properties. Exploration expenditures are capitalized as incurred until and unless it is determined that the property is to be abandoned. At that time all capitalized costs of the property are written off to operations in the current period.

Net loss increased in 2004 by approximately $110,000 over the net loss for the prior year. For the most part, this increase is represented by administration expense increases.

Administration expenses increased by approximately $130,000 over the previous year. This was largely due to an increased effort by management to communicate to investors and to raise new capital, increased filing fees and new stock-based compensation rules. The reduction in financing fees was due to more direct investments in the Company. The new investor relations caption represents costs of in-house investor relations consultants. Legal fees were lower mainly due to a title search and opinion carried out in the previous year. Promotion and travel costs increased as management attended more mining conventions than the prior year and had greater representation. This caption also includes additional costs in support of the new investor relations personnel. Stock exchange and filing fees increased substantially due to registration with the Securities and Exchange Commission ("20F registration") which was completed subsequently to the year-end. The new caption, stock-based compensation, represents the value of stock options granted to directors, employees and consultants. As noted in the financial statements, the Black-Scholes method was used to value these options at a weighted average amount of $0.03 per share. These amounts have no effect on the cash flow of the company. No amount was recorded in the prior year as the requirement to record these amounts, by the CICA, only came into effect in the current year.

The operator management fees represent fees earned under an option agreement signed during the year that optioned out 50% of the Company's interest in the Decker Claim Block of the Copper Hill property. Pursuant to this agreement, the optionee is to fund a total $1.2 million worth of exploration on the property, including a supervision fee to the Company for supervising the exploration.

SELECTED ANNUAL INFORMATION (expressed in Canadian dollars)

|  | May 31, 2004 | May 31, 2003 | May 31, 2002 |
|---|---|---|---|
|  | Restated $ | $ | $ |
| Net loss | (424,673) | (410,918) | (149,972) |
| Net loss per share | (0.02) | (0.04) | (0.02) |
| Total assets | 3,755,045 | 2,753,003 | 2,045,068 |

For each of the above years: total revenue was nil; net loss and loss before discontinued operations and extraordinary items was the same; long-term debt was nil; and dividends were nil.

The above data has been prepared in accordance with Canadian generally accepted accounting principles.

**SUMMARY OF QUARTERLY RESULTS (expressed in Canadian dollars)**

|  | May 31, 2004 | Feb 29, 2004 | Nov 30, 2003 | Aug 31, 2003 | May 31, 2003 | Feb 28, 2003 | Nov 30, 2002 | Aug 31, 2002 |
|---|---|---|---|---|---|---|---|---|
| Net loss | (150,820) | (162,766) | (149,449) | (57,059) | (88,821) | (120,353) | (136,318) | (64,425) |
| Net loss per share | (0.007) | (0.009) | (0.007) | (0.004) | (0.006) | (0.010) | (0.002) | (0.008) |

For each of the above periods, the Company had no revenue. Net loss and loss before discontinued operations and extraordinary items was same for all periods. Net loss per share was the same on a basic and diluted basis for all periods.

**FOURTH QUARTER**

No significant changes in the Company's activities occurred in the fourth quarter. The drill program on the Golden Sylvia Iron Formation continued.

**Results of Operations**

Fiscal 2003 Ended 5/31/2003 vs. Fiscal 2002 Ended 5/31/2002
During the financial years ending May 31, 2003 and May 31, 2002, the company realized no income.

The Company's activity increased significantly during Fiscal 2003 as compared to Fiscal 2002. This increased activity is described in the prior section: 4.B Business Overview.

Expenses incurred during the financial year ended May 31, 2003, were $410,918, which represented an increase of $260,946 over expenses of $149,972 incurred during the financial year ended May 31, 2002.

The most significant component of the increase in expenses was in the category of "financing fees". During Fiscal 2003, the Company raised $1,060,500 through the sale of units and the exercise of share purchase options. During Fiscal 2002, the Company only raised $237,500 resulting in significantly lower associated costs which are directly correlated with the size of the financing.

During Fiscal 2003 other notable expense category increases resulting from the increased corporate activity were as follows:

1. Accounting and audit: An increase of $12,691 or 77%. The increase in these fees was a direct result of the higher number of financings, which occurred during Fiscal 2003 as compared to Fiscal 2002. Each financing required separate input from the Company's auditor.
2. Legal fees: An increase of $64,788 or approximately 400%. The increase in these fees was a direct result of the higher number of financings, which occurred during Fiscal 2003 as compared to Fiscal 2002. Each financing required legal services from the Company's legal counsel. These services consisted primarily of the preparation of offering documents.
3. Office and miscellaneous: An increase of $12,106 or 118%. The increase in office and miscellaneous expenses was the result of staff expenses resulting from the higher level of activity.
4. Promotion and travel: An increase of $31,769 or 234%. This increase resulted from the Company's decision to increase awareness among Canadian investors of the changes, which were occurring within the structure of the Company and its operations. Investor meetings were conducted informing people of the name change, share re-organization (roll-back) and increased activity on the mineral properties.
5. Salaries and benefits: An increase of $23,653 or 157%. This increase resulted from the slightly large staff necessitated by the increased corporate activity.

The Company spent $558,655 during Fiscal 2003 on its mineral properties as compared to $118,931 during Fiscal 2002. The expenses for each fiscal year are outlined below:

For the Years Ended May 31st

| Exploration and Development Costs | 2003 | 2002 |
|---|---|---|
| Accommodation and meals | $33,700 | $4,886 |
| Assays | $39,33 | $6,039 |
| Drafting | $18,189 | $2,797 |
| Drilling | $178,174 | $140 |
| Labor | $183,713 | $98,503 |
| License and Recording Fees | $935 | $2,113 |
| Supplies and Miscellaneous | $25,302 | $843 |
| Surveys | $33,891 | $1,000 |
| Travel | $45,418 | $2,610 |

The company recorded a net loss of ($410,910) during the year ended May 31, 2003, compared to a net loss of ($149,972) in the previous fiscal year. This resulted in a net loss of ($0.04) per share during Fiscal 2003, compared to a net loss of ($0.02) per share in the previous year.

**Liquidity and Capital Resources**

Fiscal 2003 Ended 5/31/2003
As at 5/31/2003, the Company had an accumulated deficit of ($4,936,002) and working capital of $27,612. Of this amount, $22,742 was represented by cash.

During the fiscal year ended 5/31/2003, the Company completed the following four private placements:

(1)    This private placement consisted of the sale of 1,300,000 units at a price of $0.15 per unit. Each unit consisted of one share and one-half share purchase warrant. One full warrant was required to acquire one additional common share. The full warrants have an exercise price of $0.20 per share on or before October 1, 2003 or $0.25 per share on or before October 1, 2004. 100,000 shares and 260,000 agent's purchase warrants exercisable under these same conditions were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assisted given to the Company by Canaccord Capital Corporation in selling the units.

(2)    This private placement consisted of the sale of 2,003,333 units at a price of $0.15 per unit. Each unit consisted of one share and one-half share purchase warrant. One full warrant was exercisable to acquire one additional common share. The full warrants have an exercise price of $0.20 per share on or before October 7, 2003 or $0.25 per share on or before October 7, 2004. In addition, 400,667 agent's purchase warrants exercisable under the same conditions, and which expire on November 11, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(3)    This private placement consisted of the sale of 1,775,000 units at a price of $0.20 per unit. Each unit consisted of one share and one-half share purchase warrant. One full warrant is exercisable to acquire one additional common share. The full warrants have an exercise price of $0.20 per share on or before August 31, 2003 or $0.25 per share on or before August 31, 2004. In addition 130,000 common shares and 355,000 agent's purchase warrants exercisable at a price of $0.25 per share, and which expire August 31, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(4)    This private placement consisted of the sale of 250,000 units at a price of $0.20 per unit. Each unit consisted on one share and one-half share purchase warrant exercisable to acquire one-half additional shares. The purchase warrants have an exercise price of $0.25 per share on or before September 18, 2003. In addition, 50,000 agent's purchase warrants exercisable at a price of $0.25 per share, and which expired September 18, 2003, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

During the fiscal year there were 720,000 share purchase warrants exercised for proceeds to the Company in the amount of $108,000. The details of this warrant exercises are described in Item 4, History and Development of the Company, Financings, note (34).

Cash Used for Operating Activities during Fiscal 2003 was ($447,725) including the net loss for the fiscal year of ($410,918). The only adjustment for the fiscal year was depreciation in the amount of $4,281.

Changes in non-cash working capital was ($41,088) and consisted of decreases in "goods and services tax recoverable"; "accounts receivable"; "prepaid expenses and "deposits"; and, "share subscriptions receivable". Increases occurred in "amount due from a related party"; "accounts payable and accrued liabilities"; and, "amount due to related parties".

The decrease in "goods and services tax recoverable" resulted from the inactivity of the Issuer and the fact that it had no capital.

The decrease in "accounts receivable" resulted from the inactivity of the Issuer and the fact that it had no capital.

The decrease in "prepaid expenses: resulted from the inactivity of the Issuer and the fact that it had no capital.

The increase in "deposits" resulted from the exercise of share purchase options and the sale of treasury shares.

The increase in "amount due from a related party" resulted from the fact that T-Bags Management, Ltd. owed the Issuer funds, which were subsequently paid.

The increase in "accounts payable and accrued liabilities" resulted from a lack of capital by the Issuer.

The increase in "share subscriptions receivable" resulted from increased stock options issuances.

Cash Used for Investing Activities during Fiscal 2003 totaled ($591,193) which consisted entirely of expenditures on the Company's mineral properties. Of this amount, $558,655 consisted of exploration work on the Issuer's properties as follows:

| Exploration Costs | Amount |
|---|---|
|  |  |
| Accommodations and meals | $33,700 |
| Assays | $39,333 |
| Drafting | $18,189 |
| Drilling | $178,174 |
| Labor | $183,713 |
| License and recording fees | 4935 |
| Supplies and miscellaneous | $25,302 |
| Surveys | $33,891 |
| Travel | $45,418 |

Cash Provided by Financing Activities during Fiscal 2003 was $1,060,500. This consisted entirely of the issuance of shares as described earlier in Item 4. History and Development of the Company, Financings.

US GAAP Reconciliation

5.E.  Off-Balance Sheet Arrangements.
5.F.  Tabular disclosure of contractual obligations.
        --- No Disclosure Necessary ---

Critical Accounting Policies
Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs and accounting for stock-based compensation.

The Company capitalizes mineral property acquisition/exploration/development costs until the property is placed into production, sold, allowed to lapse or otherwise abandoned. All mineral property acquisition, exploration and development costs have been acquired for cash and/or common-voting shares. The company performs periodic evaluations to evaluate recoverability of mineral property costs.  Under US GAAP, for exploration stage properties, all acquisition costs are capitalized in the period incurred subject to annual impairment assessment as set forth in SFAS 144 and EITF 04-03. Exploration costs are expensed in the period incurred.

For US GAAP purposes, the Company had elected under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 "Accounting for Stock Issued to Employees". Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock.  Under US GAAP, the issue of stock options to non-employees is accounted for under SFAS 123.  The fair value of the stock options granted to non-employees will be estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield; expected volatility; risk-free interest rate; and expected average option life.  There were no stock options granted or outstanding during Fiscal 2002/2001/2000.  The first calculation and footnote disclosure was adopted for Fiscal 2003 Ended January 31st.

**Recent Accounting Pronouncements Applicable to Us**

On December 16, 2004, the FASB issued Statements of Financial Accounting Standards ("SFAS") 123(R), "Share-Based Payment," which is a revision of SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS 95, "Statement of Cash Flows." SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure in the footnotes to financial statements is no longer an alternative. SFAS 123(R) permits public companies to adopt its requirements using one of two methods. The "modified prospective" method recognizes compensation expense based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. The "modified retrospective" method includes the requirements of the modified prospective method described above, but also permits entities to restate their historical financial statements based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either for all prior periods presented, or for prior interim periods of the year of adoption. As of April 1, 2006, the Company adopted the "modified prospective" method under SFAS 123(R). As a result of adopting SFAS 123(R) there are no differences between US and Canadian GAAP.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets – An Amendment of APB 29". This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanges with certain exceptions. SFAS No. 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

In May 2005, the FASB issued SFAS No. 154, "Accounting for Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3". Under the provisions of SFAS No. 154, a voluntary change in accounting principle requires retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non-financial assets must be accounted for as a change in accounting estimate affected by a change in accounting principle. The guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate was not changed. The Company will implement this new standard beginning January 1, 2006. This standard is not expected to have a significant effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. This adoption of this statement is not expected to have a significant effect on the Company's future reported financial position or results of operations.

In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, along with two companion standards, Section 1530, *Comprehensive Income*, and Section 3865, *Hedges*. These sections will be effective for the Company's fiscal year starting April 1, 2007. The Company does not expect that these changes will have a material impact on the Company's reconciliation with U.S. GAAP.

## ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

### 6.A. Directors and Senior Management

Table No. 6
Directors and Senior Management
11/22/2006

| Name | Position | Age | Date of First Election or Appointment |
|------|----------|-----|----------------------------------------|
| Seamus Young  (3)(6) | President/Director | 66 | May 1991 |
| Mike Muzylowski (1) | Director | 71 | November 1990 |
| F. Charles Vickers (1)(2) | Director | 57 | July 2005 |
| Clifford H. Frame (5) | Director | 73 | August 2005 |
| Judith T. Mazvihwa (1)(3)(4) | Director | 32 | November 2003 |

(1)  Member of Audit Committee.
(2)  Resident/Citizen of Texas, US.
(3)  Resident/Citizen of British Columbia, Canada.
(4)  She spends about half of her time on the affairs of the Company.
(5)  Resident/Citizen of Ontario, Canada
(6)  He spends about half of his time on the affairs of the Company.

**Clifford H. Frame** is a professional engineer with over 40 years of experience in all aspects of resource project development, acquisition, marketing, financing, operations and production. Widely recognized for his achievements in the resource industry, he has overseen several major mine developments in Canada, Australia and Indonesia. Mr. Frame has outstanding industry experience, leadership and communication skills, which have earned him extensive international mining contacts and well-established relationships with government, financial and investor groups. He has a strong background in all aspects of mine exploration, development and operation.

**F. Charles Vickers** is the president of Greyling Investments, Inc. which is a major shareholder in the Company as well as a number of other junior resource companies in Canada. Mr. Vickers was the Chairman and President of Troutline Investments Inc. until April of 2004 when Troutline successfully merged with three oil and gas companies to become Innova Energy Ltd. ("Innova"). Mr. Vickers continues to serve as a director of Innova. Innova has grown from an initial market capitalization of' $67 million to a current market valuation of almost $200 million. Mr. Vickers has 30 years of experience with resource based companies.

**Judith T. Mazvihwa** is a mining geologist with ten years geology and management experience. She is currently earning a MBA and CMA designation through Simon Fraser University School of Business. From December 1996 to April 1997, she was a geologist with Prospecting Ventures Ltd.; from June 1997 to September 1999, she was Mining Geologist Section Head with Casmyn Mining Zimbabwe (Pvt) Ltd.; from March 2002 to April 2002, she was a geologist with Cumberland Resources Ltd.; and from April 2002 to November 2002, she was a geologist with Northgate Exploration Ltd. Since December 2002, she was Officer Manager with International KRL Resources Corp. and since December 2003, she has been a CFO and Director of International KRL Resources Corp., a mineral exploration company publicly traded on the TSX Venture Exchange.

**Seamus Young** has over forty years experience in the mineral exploration business, running both public and private companies. He has a proven record of acquiring prospective projects and putting together highly skilled exploration teams to advance them. In 1966 he founded Donegal Developments Inc., one of Canada's longest running mineral exploration contracting companies. In 1983 Seamus acquired International KRL Resources Corp. and has been President and CEO since that time. Mr. Young became President and CEO of Logan Resources Ltd. in 1992. He has put together an impressive Canadian portfolio of prospective projects with discovery potential for Logan since that time.

**Mike Muzylowski** has a Bachelor of Science degree from the University of Manitoba and over 40 years of experience in the business of finding and developing mines. He is currently the President and CEO of Callinan Mines, an unrelated public company, and the Chairman of Tan Range Exploration Corporation, an unrelated public company. He has been instrumental in the discovery and production of some fifteen mines. He received the award of Mine Developer of the Year in 1988 from the Prospectors and Developers Association Conference in Canada.

(Charles D. Mooney resigned from the Board of Directors August 15, 2005.)

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation
Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2006 ended 5/31/2006 was as follows;

|                  | Fiscal Year 2006 | Fiscal Year 2005 | Fiscal Year 2004 |
|------------------|------------------|------------------|------------------|
| Management Fees  | $42,500          | $29,600          | $32,500          |
| Supervision Fees | $47,143          | $36,800          | $35,100          |
| Salary           | $32,048          | $28,900          | $26,400          |

Director Compensation.  The Company had no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  4,115,000 stock options were granted during Fiscal 2006.Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

<u>Other Compensation</u>. No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

<u>Bonus/Profit Sharing/Non-Cash Compensation</u>. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management. However, members of Senior Management have written contracts that contain bonus arrangements.

<u>Pension/Retirement Benefits</u>. No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

<u>Written Management Agreements</u>
Seamus Young has an "employment agreement" dated 2/1/2002 that stipules that he will be compensated, directly and indirectly, $5,000 per month. T-Bags Management Inc., a non-reporting company controlled by Seamus Young, entered into an agreement dated January 1, 2006 to provide management consulting services for a term of three years for the sum of $10,000 per month. In the event of termination without cause, the Company shall pay severance equal to the number of months remaining under the term of the agreement, multiplied by the compensation rate at the date of termination.

<u>6.C. Board Practices</u>

<u>6.C.1. Terms of Office</u>. Refer to ITEM 6.A.1.
<u>6.C.2. Directors' Service Contracts</u>. --- No Disclosure Necessary ---
<u>6.C.3. Board of Director Committees</u>.
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: F. Charles Vickers, Mike Muzylowski and Judith T. Mazvihwa. The Audit Committee intends to meet at least four times during Fiscal 2007.

Due to the passing into law, of the new Business Corporations Act (British Columbia) in 2004, the Company revised its articles (attached as an exhibit). All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company's Articles. Officers are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective. The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board's responsibilities include overseeing the conduct of the Company's business, providing leadership and direction to its management, and setting policies. Strategic direction for the Company is developed through the

Board's annual planning process.  Through this process, the Board adopts the operating plan for the coming year, and monitors management's progress relative to that plan through a regular reporting and review process.

The Board has delegated to the CEO and Senior Management responsibility for the day-to-day management of the business of the Company. Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The CEO and Senior Management review the Company's progress in relation to the current operating plan at in-person Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and *approved at the Board meetings.*

6.D.  Employees
As of 9/22/2006, the Company had seven employees, including the Senior Management.  As of 3/31/2005 and 3/31/2004, there were five employees on average (including the Senior Management).  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership
Table No. 7 lists, as of 11/22/2006, Directors and Senior Management's beneficial ownership in the Company's voting securities, consisting solely of common shares. It also lists the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 7
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders

| Title of Class | Name of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|---|
| Common | Seamus Young | (1)912,197 | 1.60% |
| Common | Mike Muzylowski | 253,800 | 0.50% |
| Common | Judith T. Mazvihwa | 7,000 | 0.01% |
| Common | F. Charles Vickers | (2)1,500,000 | 2.60% |
| Common | Clifford H. Frame | (3)555,000 | 0.97% |
| Common | RAB Special Situations LP | 3,900,000 | 6.90% |
| | **Total Directors/Management 5% Holders** | **7,122,997** | **12.58%** |

(1) Includes direct and beneficial holdings
(2) 1,500,000 shares controlled and directed for Greyling Investment Inc.
(3) 500,000 shares controlled and directed for Global Uranium Corp. and 55,000 shares owned directly

# Based on 56,920,334 fully diluted shares as of 11/22/2006.

Stock Options.

**Description of the Company's Stock Option Plan:**
At the Company's annual general meeting held on November 29, 2006, shareholders approved to renew the Incentive Share Option Plan (the "Plan") in order to provide incentive to employees, management and others who provide services to the Company to act in the best interest of the Company.

Pursuant to the Plan, the Issuer has authorized the reservation of up to 10% of the issued and outstanding common shares of the Issuer for the grant of options from time to time. Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Issuer, as the Board shall designate, options to purchase from the Issuer such number of common shares of the Board shall designate. Some of the significant terms of the Plan are as follows.

1. Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Issuer at the time of any such grant of options.
2. The total number of common shares to be reserved for issuance over the previous twelve month period for any optionee shall not exceed 5% of the issued common shares of the Issuer at the time of grant with the exception that, as long as the Issuer's common shares are listed on Tier 2 of the TSX Venture Exchange ("TSX-V"), the total number of common shares that may be reserved for issuance over the previous twelve months period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Issuer at the time of grant. In addition, the total number of common shares to be reserved for issuance over the previous twelve-month period for any one consultant, shall not exceed 2% of the issued common shares of the Issuer at the time of grant.
3. While the Issuer's common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Issuer's common shares in accordance with the policies of the TSX-V. At such time as the Issuer's common shares are listed on the Toronto Stock Exchange (the "TSX") the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSX.
4. Options granted must expire not later than a maximum of five years from the date of the grant while the Issuer's common shares are listed on Tier 2 of the TSX-V. At such time as the Issuer's common shares are listed on Tier 1 of the TSX-V or the TSX options granted must expire not later than a maximum of ten years from the date of grant.
5. Options will vest at the option of the board of directors.
6. All options granted pursuant to the Plan shall be non-assignable and non-transferable.
7. Subject to the receipt of disinterested shareholder approval for the grant of options under the Plan, the Plan will allow:

    (i)   the number of Common Shares reserved for issuance under the stock options granted to insiders to exceed 10% of the outstanding Common Shares of the Issuer;
    (ii)  the issuance to insiders, within a one year period of a number of shares exceeding 10% of the outstanding Common Shares of the Issuer;
    (iii) the issuance to any one insider and such insider's associates, within a one year period, of a number of Common Shares exceeding 5% of the outstanding Common Shares; and,
    (iv)  the Issuer to have the ability to decrease the exercise price of stock options previously granted to insiders.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common-voting shares subject to such options are set forth in Table No. 8 as of 11/29/2006, as well as the number of options granted to Directors and independent contractors.

Table No. 8
Stock Options Outstanding

| Name | Number of Common-voting Shares | Exercise Price | Grant Date | Expiration Date |
|---|---|---|---|---|
| Mike Muzylowski, Director | 250,000 | $0.25 | 07/08/05 | 07/08/07 |
| | 250,000 | $0.45 | 01/30/2006 | 01/30/2008 |
| Seamus Young, Officer/Director | 200,000 | $0.20 | 01/16/05 | 01/16/07 |
| | 250,000 | $0.25 | 07/08/05 | 07/08/07 |
| | 500,000 | $0.45 | 01/30/06 | 01/30/08 |
| Clifford H. Frame | 500,000 | $0.45 | 08/15/05 | 08/15/07 |
| | 500,000 | $0.60 | 08/15/05 | 08/15/07 |
| Judith T. Mazvihwa, Officer/Director | 250,000 | $0.25 | 07/08/05 | 07/08/07 |
| | 250,000 | $0.45 | 01/30/2006 | 01/30/2008 |
| Total Officers/Directors | 2,950,000 | | | |
| Employees/Consultants | 150,000 | $0.20 | 01/16/05 | 01/16/07 |
| | 250,000 | $0.50 | 03/03/06 | 03/03/08 |
| | 550,000 | $0.50 | 04/18/06 | 04/18/08 |
| | 250,000 | $0.45 | 07/05/06 | 07/05/08 |
| | 100,000 | $0.25 | 09/18/06 | 09/18/08 |
| Total Consultants | 1,300,000 | | | |
| **Total** | **4,250,000** | | | |

## ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

*7.A.1.a. Holdings By Major Shareholders.*
Refer to ITEM #6.E and Table No. 7.

*7.A.1.b. Significant Changes in Major Shareholders' Holdings.*
The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders; the table below reflects direct/indirect holdings of common-voting shares, refer to Table No. 7 for additional information.

| Name | Shares Owned 5/31/2006 | Shares Owned 5/31/2005 | Shares Owned 5/31/2004 | Shares Owned 5/31/2003 |
|---|---|---|---|---|
| | | | | |
| Seamus Young | 912,197 | 738,697 | 697,697 | 669,665 |
| Mike Muzylowski | 253,800 | 90,800 | 100,800 | 100,800 |
| Judith T. Mazvihwa | 7,000 | 175,000 | Nil | Nil |
| F. Charles Vickers | 1,500,000 | Nil | Nil | Nil |
| Clifford Frame | 555,000 | Nil | Nil | Nil |

_7.A.1.c._ _Different Voting Rights_.  The Company's major shareholders do not have different voting rights.

_7.A.2._ _Canadian Share Ownership_.
On 11/29/2006, the Company's shareholders' list showed 56,920,334 common-voting shares outstanding and 43 registered shareholders. The Company has researched the indirect holding by depository institutions and other financial institutions and estimates that there are: 1,252 "holders of record" resident in Canada, holding 52,666,630 common-voting shares; 16 "holders of record" resident in the USA, holding 4,240,371 common-voting shares; and 33 "holders of record" in located in other parts of the world holding _13,333 common-voting shares._

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has in excess of 500 beneficial owners of its common-voting shares.

_7.A.3._ _Control of Company_.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4.  Change of Control of Company Arrangements.  No Disclosure Necessary


7.B.  Related Party Transactions

Accounting Fees
The Company paid accounting fees of $7,300 to its former auditor, Jones Richards & Company and $7,750 to Manning Elliott during Fiscal 2002 and Fiscal 2003, respectively. The aggregate fees billed by the Company's external auditors in each of the last three fiscal years for audit fees are as follows:

| Financial Year Ending | Audit Fees | Audit Related Fees | Tax Fees | All Other Fees |
|---|---|---|---|---|
| May 31, 2006 | 13,600 | Nil | 4,400 | $600 |
| May 31, 2005 | 7,900 | Nil | 1,200 | 3,700 |
| May 31, 2004 | 8,500 | Nil | Nil | Nil |

Indirect Payments
---No Disclosure Necessary---

Shareholder Loans
---No Disclosure Required---

Amounts Owing to Senior Management/Directors
---No Disclosure Required---

7.C.  Interests of Experts and Counsel
---No Disclosure Necessary---

## ITEM 8.  FINANCIAL INFORMATION

### 8.A.  Financial Statements and Other Financial Information
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Manning Elliott, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:
Fiscal Years ended 5/31/06, 5/31/05, 5/31/04

### 8.A.7.  Legal/Arbitration Proceedings
The Directors and the management of the Issuer do not know of any material, active or pending, legal proceedings against them; nor is the Issuer involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Issuer know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Issuer.

## ITEM 9.  THE OFFER AND LISTING

### 9.A.  Common Share Trading Information

The Company's common-voting shares trade on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Canada, under the symbol "IRK".  The initial public offering was effective on the Vancouver Stock Exchange in 1983.

Table No. 9 lists the high and low sales prices on the TSX Venture Exchange for actual trades of common-voting shares of the Company for the last six months, last ten fiscal quarters, and last five fiscal years.

Table No. 9
TSX Venture Exchange
Common-voting Shares Trading Activity

| Period Ended | High (Cdn. $) | Low (Cdn. $) |
|---|---|---|
| | | |
| **Monthly:** | | |
| 11/30/2006 | 0.25 | 0.145 |
| 10/30/2006 | 0.19 | 0.135 |
| 09/30/2006 | 0.27 | 0.145 |
| 08/31/2006 | 0.29 | 0.225 |
| 07/31/2006 | 0.34 | 0.235 |
| 06/30/2006 | 0.32 | 0.23 |
| | | |
| **Fiscal Quarters:** | | |

| | | |
|---|---:|---:|
| 05/31/2006 | 0.45 | 0.25 |
| 02/29/2006 | 0.49 | 0.15 |
| 11/30/2005 | 0.27 | 0.115 |
| 08/31/2005 | 0.24 | 0.15 |
| 05/31/2005 | 0.255 | 0.125 |
| 02/28/2005 | 0.19 | 0.115 |
| 11/31/2004 | 0.27 | 0.13 |
| 08/31/2004 | 0.21 | 0.135 |
| 05/31/2004 | 0.32 | 0.145 |
| 02/29/2004 | 0.31 | 0.16 |
| | | |
| **Annual (Fiscal Year):** | | |
| 05/31/2006 | 0.49 | 0.135 |
| 05/31/2005 | 0.27 | 0.115 |
| 05/31/2004 | 0.32 | 0.145 |
| 05/31/2003 | 0.32 | 0.08 |
| 05/31/2002 | 0.50 | 0.09 |

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange ("CDNX") from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada's senior market and the Montreal Exchange that is Canada's market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms.  Representatives of member firms and the public govern it.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

The Canadian Investor Protection Fund ("CIPF") protects investors in Canada. The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department. Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties. A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement. Market surveillance and listed company surveillance activities are closely coordinated.


9.A.5. Common Share Description

Common-voting Share Description
All of the shares are authorized common-voting shares of the Company. Once issued, all common-voting shares rank equally as to dividends, voting powers, and participation in assets. Holders of common-voting stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common-voting stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (British Columbia) (the 'BCA'). Unless the BCA or the Company's Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common-voting shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options
Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 10 lists, as of 11/29/2006, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. As of 11/29/2006, the Company was aware of approximately 60 holders of its 11,651,574 share purchase warrants. These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 10
Share Purchase Warrants Outstanding

| Effective Date of Issuance | Number of Share Purchase Warrants Originally Issued | Number of Share Purchase Warrants Still Outstanding | Year #1 | Year #2 | Expiration Date of Share Purchase Warrants |
|---|---|---|---|---|---|
| 04/12/2005 | 1,515,834 | 1,515,834 | $0.35 | $0.75 | 04/12/2007 |
| 04/12/2005 | 2,475,000 | 2,475,000 | $0.40 | $0.80 | 04/12/2007 |
| 04/12/2005 | 166,495 | 166,495 | $0.35 | $0.75 | 04/12/2007 |
| 05/19/2005 | 950,000 | 950,000 | $0.40 | $0.80 | 05/19/2007 |
| 05/19/2005 | 11,146 | 11,146 | $0.35 | $0.75 | 05/19/2007 |
| 08/03/2005 | 650,000 | 650,000 | $0.30 | | 02/03/2007 |
| 08/03/2005 | 2,075,000 | 2,075,000 | $0.30 | | 02/03/2007 |
| 05/03/2006 | 7,125 | 7,125 | $0.80 | | 05/19/2007 |
| 05/16/2006 | 31,350 | 31,350 | $0.80 | | 05/19/2007 |
| 02/01/2006 | 95,000 | 95,000 | $0.50 | | 08/07/2007 |
| 08/03/2005 | 1,250,000 | 1,250,000 | $0.50 | | 08/03/2007 |
| 12/29/2005 | 1,180,000 | 1,180,000 | $0.30 | | 12/29/2007 |
| 01/31/2006 | 4,237,500 | 4,237,500 | $0.30 | | 02/01/2008 |
| 01/31/2006 | 991,500 | 971,500 | $0.25 | | 02/01/2008 |
| 02/01/2006 | 416,500 | 416,500 | $0.30 | | 02/01/2008 |
| 04/12/2005 | 629,681 | 629,681 | $0.80 | | 04/12/2007 |

9.A.6.  Differing Rights
9.A.7.a.  Subscription Warrants/Right
9.A.7.b.  Convertible Securities/Warrants
          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified
The common-voting shares trade on the TSX Venture Exchange in Canada.
Refer to ITEM #9.A.4.

**ITEM 10.  ADDITIONAL INFORMATION**

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 5/31/2006, 5/31/2005, 5/31/2004, and 5/31/2003, there were 100,000,000 common voting shares without par value authorized.  At these dates, there were 56,850,334, 35,345,256, 22,708,306, and 14,262,546, common voting shares without par value issued and outstanding.

During the last five years, less than 10% of the capital has been "paid for" with assets other than cash.

10.A.2.  Shares Not Representing Capital.
10.A.3.  Shares Held By Company.
--- No Disclosure Necessary ---

10.A.4. Stock Options/Share Purchase Warrants
10.A.5. Stock Options/Share Purchase Warrants
--- Refer to Table No. 8 and Table No. 10. ---

10.A.6. History of Share Capital
--- Refer to Item 4.A. History and Development of the Company- Financing

10.A.7. Resolutions/Authorizations/Approvals
--- No Disclosure Necessary ---

10.B. Notice of Articles and Articles
The Company was originally incorporated in the Province of British Columbia on July 10, 1978 and is governed under the Business Corporations Act (British Columbia) ("the BCA").

According to the Company's Articles, "There are no restrictions on the business of the Company."

A Director shall disclose his interest in and not vote in respect of the approval of any contract or transaction with the Company in which he is interested, but he shall be counted in the quorum present at the meeting at which the vote is taken.

Part 8 of the Articles details the Directors' borrowing powers. The Directors may from time to time in behalf of the Company:

(a) Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;
(b) Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;
(c) Guarantee the repayment of money by any other person or the performance of any obligation by any other person; and
(d) Mortgage or charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

There are no age considerations pertaining to the retirement or non-retirement of directors. The Directors may remove from office a Director who is convicted of an indictable offense.

A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the BCA, to become or act as a Director.

A Director may hold any office or place of profit with the Company in conjunction with his office of Director for such period and on such terms as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company. A Director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

Subject to provisions of the BCA, the Company shall indemnify a Director, or former Director, of the Company and the Company may indemnify a Director or former Director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all

costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them, by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. The Directors may cause the Company to indemnify any officer, employee or agent of the Company, or of a corporation of which the Company is or was a shareholder and his heirs and personal representatives, against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. The Company shall indemnify the Secretary and Assistant Secretary of the Company and his heirs and legal representatives against all charges, costs and expenses whatsoever incurred by them and arising out of the functions assigned to the Secretary by the BCA or the Company's Articles. The failure of a Director or officer of the Company to comply with the provisions of the BCA or of the Articles shall not invalidate any indemnity to which he is entitled under the Articles.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the BCA. Unless the BCA or the Company's Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company's stock can only be altered by a Special Shareholders' meeting.

Under the BCA, the first annual general meeting shall be held within 18 months from the date the BCA came into force (29 March, 2004) and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint. In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting. A general meeting, if requisitioned in accordance with the BCA, shall be convened by the Directors or, if not convened by the Directors, may be convened by a group as provided in the BCA.

Not less than 21 days' notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 10.4, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under the Articles or other regulations of the Company entitled to receive the notice from the Company. But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company's articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company's common stock.


10.C.  Material Contracts
A Management Agreement with Seamus Young, dated 2/1/2002 and updated January 2006.


**10.D.  Exchange Controls**
Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, "Taxation" below.

**Restrictions on Share Ownership by Non-Canadians.**
There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

**10.E.  Taxation**

<u>Canadian Federal Income Tax Considerations</u>
The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of the common-voting shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of the common-voting shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common-voting shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended January 31, 2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

<u>Dividends</u>
A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common

shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares
A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the *Tax Act*. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The Canadian Venture Exchange is a prescribed stock exchange under the *Tax Act*. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.


United States Taxation
For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common-voting shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common-voting shares. The gain or loss will be a capital gain or capital loss if the Company's common-voting shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common-voting shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be

77

entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 1/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts
The Company's auditors for its financial statements for each of the preceding three years was Manning Elliott LLP, Chartered Accountants.  Manning Elliott LLP is a member of the Canadian Institute of Chartered Accountants.  The audit report for Fiscal /2006/2005/ 2004/2003 is included with the related financial statements in this Annual Report with their consent.

10.H. Document on Display    --- No Disclosure Necessary ---

**ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**
          --- No Disclosure Necessary ---


**ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES**
12.A.  Debt Securities          --- No Disclosure Necessary ---
12.B.  Warrants and Rights      --- No Disclosure Necessary ---

12.C. Other Securities --- No Disclosure Necessary ---
12.D. American Depository Shares -- No Disclosure Necessary ---

## PART II

**ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES**
--- No Disclosure Necessary ---

**ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS** --- No Disclosure Necessary ---

**ITEM 15. CONTROLS AND PROCEDURES**
As of the end of the period covered by this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation. Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

**ITEM 16. RESERVED**
**ITEM 16A. Audit Committee Financial Expert** --Not Applicable--
**ITEM 16B. Code of Ethics** --Not Applicable--
**ITEM 16C. Principal Accountant Fees and Services** --Not Applicable--
**ITEM 16D. Exemptions from the Listing Standards for Audit Committees**
--Not Applicable--

## PART III

**ITEM 17. FINANCIAL STATEMENTS**
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with the Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Manning Elliott LLP, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.


Audited Financial Statements

Auditor's Report dated September 8, 2006.

Comment by Auditor for U.S. Readers on Canada-U.S. Reporting Differences


Comment by Auditor for U.S. Readers on Canada-U.S. Reporting Differences dated September 8, 2006

Balance Sheets as at May 31, 2006 and 2005

Statements of Operations and Deficit for the Years ended May 31, 2006, 2005 and 2004

Statements of Cash Flows for the Years ended May 31, 2006, 2005 and 2004

Schedules of Deferred Exploration and Development Costs for the Years ended May 31, 2006 and 2005

Notes to the Audited Financial Statements


## ITEM 18.   FINANCIAL STATEMENTS
The Company has elected to provide financial statements pursuant to ITEM #17.

## ITEM 19.   EXHIBITS


1.  Articles of Incorporation/Bylaws as currently in effect:
      Incorporated by reference to the Annual Report and Form 6-K's

2.  Instruments defining the rights of holders of equity or debt securities
    being registered.
      --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:          No Disclosure Necessary

4.  Material Contracts:
      Incorporated by reference to the Annual Report and Form 6-K's

5.  Foreign Patents:                  No Disclosure Necessary
6.  Earnings Per Share Calculation:   No Disclosure Necessary
7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary
8.  List of Subsidiaries:             No Disclosure Necessary
9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary
10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary
11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a).......**xxx**

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
     Section 1350 of Chapter 63 of Title 18 of the United States Code     **xxx**

14.   Additional Exhibits:
        Incorporated by reference to the Annual Report and Form 6-K's


## Mining Glossary

**S.E.C Industry Guide**                    **National Instrument 43-101**

**Reserve:** That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The United States Securities and Exchange Commission requires a final or full Feasibility Study to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

**Mineral Reserve:** The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

**Proven (Measured) Reserves:** Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, share, depth, and mineral content of reserves are well established.

**Proven Mineral Reserve:** The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

**Probable (Indicated) Reserves:** For which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

**Probable Mineral Reserve:** The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

**Alteration –** any change in the mineral composition of a rock brought about by physical or chemical means.

**Assaying** - laboratory examination that determines the content or proportion of a specific metal (ie:silver) contained within a sample.  Technique usually involves firing/smelting.

**Argentite** – a silver sulphide mineral, typically an important ore of silver.

**Batholith** – a very large intrusive mass of igneous rock.

**Bottle Roll Leach Test** – a small scale laboratory test where representative mineralized samples and solutions or solvents are placed in a bottle which is continuously agitated. The solutions are frequently measured to determine the cumulative extraction of the contained metals into solution.

**Bulk Sample** – A collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

**Chlorargyrite -** a silver bearing mineral (AgC1); silver chloride.

**Column Leach Test** – a metallurgical test where materials are stacked inside a columnar container and subjected to a controlled flow of fluids or solvents intended to dissolve or extract minerals into solutions which are measured.

**Core Samples** - the cylindrical form of rock called "core" that is extracted from a diamond drill hole. Mineralized sections are separated and these samples are sent to a laboratory for analysis.

**Cut-off grade -** the lowest grade of mineralized material that qualifies as reserve in a deposit. ie: contributing material of the lowest assay that is included in a reserve estimate.

**Dacite** – a fine grained, acid volcanic rock containing less quartz than similar rhyolitic rocks.

**Diamond Drilling** – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

**Dip** – the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

**Disseminated** – where minerals occur as scattered particles in the rock.

**Dore** – a combination of silver and gold metal, typically unrefined in a bar form.

**Environmental Baseline Study -** a geotechnical study that monitors and establishes the numerous naturally occurring base levels present within a specific area/environment. These can include; water chemistry, flora and fauna.

**Epithermal** – low temperature hydrothermal process or product.

**Exploration** – work involved in searching for ore, usually by drilling or driving a drift.

**Fault** – a fracture or break in rock along which there has been movement.

**Feasibility** – is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors which will establish the presence of a Mineral Reserve and the details of its economic viability.

**Felsic –** an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

**Fracture** – a break or crack in rock.

**Fracture-controlled -** a type of mineralization where circulating fluids deposit minerals preferentially upon fracture planes within a rock mass.

**Grade** – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

**Granodiorite** – a medium to coarse-grained intrusive igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

**Heap Leach** – a mineral processing method involving the crushing and stacking ore on an impermeable liner upon which solutions may be sprayed that dissolves metal i.e. gold/silver, etc.; the solutions containing the metals are then collected and treated to recover the metals.

**Hematite** – an iron oxide mineral.

**Hydrothermal** – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

**Hydrothermal alteration** - the process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

**Igneous** – a primary type of rock formed by the cooling of molten material.

**Intrusion; Intrusive** – molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement.

**Jones splitter -** a mechanical device into which sample material consisting of rock chips from drill holes is fed into a hopper. The device then statistically splits the volume of material to produce a smaller representative sample, which is then sent to a laboratory for analysis.

**Merril-Crowe** – a common metallurgical process facility which extracts precious metals from leach solutions via precipitation using a zinc dust.

**Mesothermal** – intermediate temperature hydrothermal process (200-300C) or product.

**Metamorphosed rocks** - rocks that are changed in character by processes of intense heat and pressure deep within the earth's crust.

**Metallurgy** – the study of the extractive processes which produce minerals from their host rocks.

**Metallurgical Tests** - are scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this testwork.

**Metavolcanic –** a rock of volcanic origin that has undergone a change in its primary character.

**Mineral** – a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

**Mineralization** – a natural concentration in rocks or soil of one or more metalliferous minerals.

**Open Pit** – a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

**Pyrite** - an iron sulphide mineral, the most common naturally occurring sulphide mineral.

**Quartz** – crystalline silica; often forming veins in fractures and faults within older rocks.

**Quartz Monzonite** - a coarse grained, quartz rich igneous rock usually occurring as a smaller rock mass associated with major granitic bodies.

**Resource** – a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible.  Locations, grade, quality or quantity are estimated from specific geologic evidence.

**Reverse Circulation Drilling (RC)** – a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole precision bit and returns to the surface outside the drill stem carrying the drill chip samples.

**Rhyolite** – a fine grained, acid volcanic rock containing abundant silica.

**Roof Pendant** – older rocks projecting down from the roof into a batholith.

**Sericite** – a fine grained mica (clay-like) mineral.

**Silification** – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

**Supergene effects** - the effect of the water/solutions percolating down from the earth's surface (weathering); these solutions can dissolve minerals at the surface and then reconcentrate at depth.

**Talus** – the accumulation of fragments and coarse debris on steep slopes and at the base of cliffs as a result of the mechanical weathering of rocks.

**Vein** – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

**Volcanics** – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth's surface before solidifying.

**Waste** – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

**Waste to Ore Strip Ratio** – the amount of waste material mined for each unit of ore presented as a ratio.

**INTERNATIONAL KRL RESOURCES CORP.**

**CONSOLIDATED FINANCIAL STATEMENTS**

**FOR THE YEARS ENDED**

**MAY 31, 2006, 2005 AND 2004**



# MANNING ELLIOTT

## CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600   Fax: 604. 714. 3669   Web: manningelliott.com

---

**AUDITORS' REPORT**

---

To the Shareholders of
International KRL Resources Corp.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of International KRL Resources Corp. (An Exploration Stage Company) as at May 31, 2006 and 2005, and the consolidated statements of operations and deficit, and cash flows for the years ended May 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended May 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

September 8, 2006

---

**COMMENTS BY AUDITORS ON CANADA – UNITED STATES REPORTING DIFFERENCES**

---

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company' ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated September 8, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when there is a restatement of prior year financial statements, such as the changes described in Note 13 to the financial statements. Our report to the shareholders is expressed in accordance with Canadian reporting standards which do not require a reference to restated financial statements of prior periods when the change is properly accounted for and adequately disclosed in the financial statements.

MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

September 8, 2006

**INTERNATIONAL KRL RESOURCES CORP.**

**(An Exploration Stage Company)**

**CONSOLIDATED BALANCE SHEETS**

**AS AT MAY 31, 2006 AND 2005**

(Expressed in Canadian Dollars)

| | 2006 | (Restated – Note 13) 2005 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash | $ 680,999 | $ 74,281 |
| Cash committed for mineral exploration | 845,027 | 110,150 |
| Short-term investments | 2,000,000 | – |
| Short-term investments committed for mineral exploration | – | 1,200,000 |
| Marketable securities | 42,335 | 27,000 |
| Amounts receivable | 60,994 | 39,397 |
| Prepaid expenses and deposits | 143,170 | 26,289 |
| Due from related parties (Note 5) | 71,451 | 17,904 |
| | 3,843,976 | 1,495,021 |
| PROPERTY AND EQUIPMENT (Note 3) | 62,551 | 51,212 |
| MINERAL PROPERTIES (Note 4) | 5,561,034 | 4,023,276 |
| | $ 9,467,561 | $ 5,569,509 |
| **LIABILITIES** | | |
| CURRENT LIABILITIES | | |
| Accounts payable and accrued liabilities | $ 131,966 | $ 50,140 |
| Due to related parties (Note 5) | – | 5,103 |
| | 131,966 | 55,243 |
| FUTURE INCOME TAXES (Note 10) | 418,000 | – |
| | 549,966 | 55,243 |
| **SHAREHOLDERS' EQUITY** | | |
| SHARE CAPITAL (Note 6) | 14,439,872 | 10,971,353 |
| CONTRIBUTED SURPLUS (Note 9) | 536,365 | 369,899 |
| SHARE SUBSCRIPTIONS RECEIVABLE | (49,000) | (5,000) |
| DEFICIT | (6,009,642) | (5,821,986) |
| | 8,917,595 | 5,514,266 |
| | $ 9,467,561 | $ 5,569,509 |

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS (Note 1)
COMMITMENTS (Notes 4 and 11)
SUBSEQUENT EVENTS (Note 12)

Approved on Behalf of the Board:

/s/ "Seamus Young"        /s/ "Judith Mazvihwa"

Seamus Young, Director        Judith Mazvihwa, Director

(The Accompanying Notes are an Integral Part of these Consolidated Financial Statements)

**INTERNATIONAL KRL RESOURCES CORP.**

**(An Exploration Stage Company)**

**CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT**

**FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004**

(Expressed in Canadian Dollars)

| | **2006** | (Restated – Note 13) **2005** | (Restated – Note 13) **2004** |
|---|---|---|---|
| REVENUE | $ – | $ – | $ – |
| EXPENSES | | | |
| Administration salaries | 99,449 | 80,155 | 48,597 |
| Amortization | 14,254 | 3,739 | 1,974 |
| Impairment of mineral properties | – | 18,000 | – |
| Management fees (Note 5(a)) | 42,500 | 29,600 | 32,500 |
| Office and miscellaneous | 79,699 | 55,433 | 44,451 |
| Operator management fees | – | – | (12,500) |
| Professional fees | 58,025 | 29,470 | 94,797 |
| Stock-based compensation | 320,864 | 333,787 | 39,722 |
| Transfer agent and filing fees | 36,869 | 22,772 | 48,133 |
| Travel and promotion | 174,582 | 82,156 | 131,615 |
| | 826,242 | 655,112 | 429,289 |
| LOSS BEFORE OTHER INCOME (EXPENSE) | (826,242) | (655,112) | (429,289) |
| OTHER INCOME (EXPENSE) | | | |
| Gain on disposal of property and equipment | – | – | 4,616 |
| Gain on sale of marketable securities | 40,070 | – | – |
| Gain on option of mineral property | 7,750 | 50,085 | – |
| Impairment of marketable securities | – | (4,000) | – |
| Interest income | 50,230 | – | – |
| | 98,050 | 46,085 | 4,616 |
| NET LOSS BEFORE INCOME TAXES | (728,192) | (609,027) | (424,673) |
| INCOME TAXES | | | |
| Future income tax recovery | 540,536 | – | – |
| NET LOSS FOR THE YEAR | (187,656) | (609,027) | (424,673) |
| DEFICIT - BEGINNING OF YEAR | (5,821,986) | (5,212,959) | (4,788,286) |
| DEFICIT - END OF YEAR | $(6,009,642) | $(5,821,986) | (5,212,959) |
| NET LOSS PER SHARE – BASIC AND DILUTED | $ – | $ (0.02) | (0.02) |
| WEIGHTED AVERAGE SHARES OUTSTANDING | 44,522,000 | 25,696,000 | 17,971,000 |

(The Accompanying Notes are an Integral Part of these Consolidated Financial Statements)

**INTERNATIONAL KRL RESOURCES CORP.**

**(An Exploration Stage Company)**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

**FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004**

(Expressed in Canadian Dollars)

| | | 2006 | (Restated – Note 13) 2005 | (Restated – Note 13) 2004 |
|---|---|---|---|---|
| **OPERATING ACTIVITIES** | | | | |
| Net loss for the year | $ | (187,656) $ | (609,027) $ | (424,673) |
| Items not involving cash | | | | |
| Amortization | | 14,254 | 3,739 | 1,974 |
| Future income tax recovery | | (540,536) | – | – |
| Gain on disposal of property and equipment | | – | – | (4,616) |
| Gain on sale of marketable securities | | (40,070) | – | – |
| Gain on option of mineral property | | (7,750) | (28,085) | – |
| Stock-based compensation | | 320,864 | 333,787 | 74,722 |
| Changes in non-cash working capital items | | | | |
| Amounts receivable | | (21,597) | (16,368) | – |
| Prepaid expenses and deposits | | (116,881) | (11,121) | 14,450 |
| Other current assets | | – | 9,526 | (2,939) |
| Accounts payable and accrued liabilities | | 81,398 | (27,984) | (10,255) |
| Due to (from) related parties | | (58,222) | 20,241 | (42,527) |
| **NET CASH USED IN OPERATING ACTIVITIES** | | (556,196) | (325,292) | (393,864) |
| **INVESTING ACTIVITIES** | | | | |
| Acquisition of short-term investments | | (2,000,000) | (1,200,000) | – |
| Proceeds on sale of short-term investments | | 1,200,000 | – | – |
| Acquisition of property and equipment | | (25,593) | (7,971) | (47,508) |
| Acquisition of marketable securities | | (16,000) | – | – |
| Proceeds on disposal of property and equipment | | – | – | 10,945 |
| Proceeds on sale of marketable securities | | 53,235 | – | – |
| Acquisition of and expenditures on mineral properties | | (1,506,508) | (852,753) | (500,687) |
| Mineral property option proceeds | | – | 25,000 | – |
| **NET CASH USED IN INVESTING ACTIVITIES** | | (2,294,866) | (2,035,724) | (537,250) |
| **FINANCING ACTIVITIES** | | | | |
| Proceeds from issuance of shares | | 4,266,940 | 2,264,750 | 1,481,602 |
| Share issuance costs | | (74,283) | (197,112) | (95,421) |
| **NET CASH PROVIDED BY FINANCING ACTIVITIES** | | 4,192,657 | 2,067,638 | 1,386,181 |
| **INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | | 1,341,595 | (293,378) | 455,067 |
| **CASH AND CASH EQUIVALENTS – BEGINNING OF THE YEAR** | | 184,431 | 477,809 | 22,742 |
| **CASH AND CASH EQUIVALENTS – END OF THE YEAR** | $ | 1,526,026 $ | 184,431 $ | 477,809 |
| **CASH AND CASH EQUIVALENTS CONSISTS OF:** | | | | |
| Cash | $ | 680,999 $ | 74,281 $ | 477,809 |
| Cash committed for mineral exploration | | 845,027 | 110,150 | – |
| | $ | 1,526,026 $ | 184,431 $ | 477,809 |

(The Accompanying Notes are an Integral Part of these Consolidated Financial Statements)

**INTERNATIONAL KRL RESOURCES CORP.**

**(An Exploration Stage Company)**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

**FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004**

(Expressed in Canadian Dollars)

| | | 2006 | | (Restated – Note 13) 2005 | | (Restated – Note 13) 2004 |
|---|---|---|---|---|---|---|
| **NON-CASH FINANCING AND INVESTING ACTIVITIES** | | | | | | |
| Marketable securities received pursuant to a mineral property option agreement | $ | 12,500 | $ | 31,000 | $ | – |
| Issuance of shares pursuant to mineral property option agreements | | 36,000 | | 35,000 | | 29,000 |
| Issuance of shares pursuant to house purchase option agreements | | – | | 10,000 | | – |
| Issuance of shares as financing fees | | 170,494 | | 53,292 | | 20,000 |
| | | | | | | |
| **SUPPLEMENTAL INFORMATION** | | | | | | |
| Interest paid | $ | – | $ | – | $ | – |
| Income tax paid | | – | | – | | – |

(The Accompanying Notes are an Integral Part of these Consolidated Financial Statements)

**INTERNATIONAL KRL RESOURCES CORP.**
**(An Exploration Stage Company)**
**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
**FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004**
(Expressed in Canadian Dollars)

1.  NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

    International KRL Resources Corp. ("the Company") was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is a public company listed on the TSX Venture Exchange.

    The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

    These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, and do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. The Company has incurred significant losses since inception. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is pursuing equity financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a)  Basis of presentation

         These financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.

    (b)  Principles of Consolidation

         The financial statements have been prepared on a consolidated basis and include the accounts of the Company and its wholly-owned Canadian subsidiary, Golden Harp Resources Inc. All inter-company transactions and balances have been eliminated upon consolidation.

    (c)  Cash and Cash Equivalents

         The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

    (d)  Short-term investments

         Short-term investments consist of highly liquid short-term interest bearing securities with a term to maturity of greater than three months on the date of purchase. Short-term investments are recorded at the lower of cost plus accrued interest or fair market value.

    (e)  Marketable Securities

         Marketable securities are recorded at the lower of cost or fair market value. The carrying amount is reduced to market value when the decline in value is other than temporary. As at May 31, 2006, the fair market value of the securities held was $87,275 (2005 - $27,000).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   (f) Basic and Diluted Net Income (Loss) per Share

   Basic and diluted net income (loss) per share is computed by dividing the net income (loss) for the year available to common shareholders (numerator) by the weighted average number of common shares outstanding during the period (denominator). The Company applies the treasury stock method in calculating diluted income (loss) per share. Diluted income (loss) per share excludes all dilutive potential common shares if their effect is anti-dilutive. Loss per share information does not include the effect of any potential common shares, as their effect would be anti-dilutive.

   (g) Mineral Properties

   All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are expensed.

   The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

   When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

   (h) Use of Estimates

   The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

   (i) Long-lived assets

   The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

   (j) Property and Equipment

   Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:

   | | |
   |---|---|
   | Computer equipment | 30% |
   | Computer software | 50% |
   | Office and field equipment | 20% |
   | Vehicle | 30% |

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    (j)  Property and Equipment (continued)

    In the year of acquisition, amortization is recorded at one-half the above rates.

    (k)  Asset retirement obligations

    Effective June 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at May 31, 2006, the Company has not incurred any asset retirement obligation related to the exploration of its mineral properties.

    (l)  Income taxes

    The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

    (m) Stock-based Compensation

    The Company applies the fair value method to stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to share capital.

    (n)  Flow-through Shares

    The Company has adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the share capital is reduced.

    If the Company has sufficient unused tax losses carried forward to offset all or part of current years future income tax liability and no future income tax assets have been previously recognized for these losses, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

    (o)  Financial instruments

    The Company's financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, accounts payable and accrued liabilities and advances to/from related parties. The fair values of these financial instruments approximate their carrying values due to the short-term maturity of those instruments except for marketable securities. The fair value of marketable securities is based on the quoted market values. In management's opinion, the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not party to any derivative instruments.

**INTERNATIONAL KRL RESOURCES CORP.**
**(An Exploration Stage Company)**
**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
**FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004**
(Expressed in Canadian Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   (p) Comparative Figures

   Certain comparative figures have been reclassified to conform to the current year's presentation.

3. PROPERTY AND EQUIPMENT

| | Cost | Accumulated Amortization | May 31, 2006 Net Carrying Value | May 31, 2005 Net Carrying Value |
|---|---|---|---|---|
| Computer equipment | $ 18,236 $ | 11,711 $ | 6,525 $ | 7,334 |
| Computer software | 2,327 | 1,454 | 873 | 1,745 |
| Crew house option | 10,000 | – | 10,000 | 10,000 |
| Field equipment | 26,073 | 4,929 | 21,144 | 3,754 |
| Office equipment | 13,964 | 4,751 | 9,213 | 7,242 |
| Vehicle | 35,525 | 20,729 | 14,796 | 21,137 |
| | $106,125 $ | 43,574 $ | 62,551 $ | 51,212 |

4. MINERAL PROPERTIES

| | Acquisition Costs $ | Exploration Expenditures $ | Total 2006 $ | Total 2005 $ |
|---|---|---|---|---|
| **Copper Hill Project** | | | | |
| Beginning of year | 516,620 | 3,366,872 | 3,883,492 | 3,147,062 |
| Incurred during the year | 20,872 | 254,265 | 275,137 | 736,430 |
| End of year | 537,492 | 3,621,137 | 4,158,629 | 3,883,492 |
| **Nor Property, Yukon** | | | | |
| Beginning of year | 73,665 | 61,816 | 135,481 | – |
| Incurred during the year | 88,477 | 1,167,726 | 1,256,203 | 151,849 |
| METC Claim | – | – | – | (16,368) |
| End of year | 162,142 | 1,229,542 | 1,391,684 | 135,481 |
| **Carswell Property, Saskatchewan** | | | | |
| Beginning of year | – | 500 | 500 | – |
| Incurred during the year | – | 4,250 | 4,250 | 2,344 |
| Option payments received | – | (4,750) | (4,750) | (1,844) |
| End of year | – | – | – | 500 |
| **Bear River Project, BC** | | | | |
| Beginning of year | 1 | 3,802 | 3,803 | 1,294 |
| Incurred during the year | 5,368 | 1,550 | 6,918 | 2,509 |
| End of year | 5,369 | 5,352 | 10,721 | 3,803 |
| Total | 705,003 | 4,856,031 | 5,561,034 | 4,023,276 |

**INTERNATIONAL KRL RESOURCES CORP.**

**(An Exploration Stage Company)**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**

**FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004**

(Expressed in Canadian Dollars)

4.   MINERAL PROPERTIES (continued)

The following table represents exploration expenditures incurred during fiscal 2006:

|  | Copper Hill | Nor | Carswell | Bear River | Total |
|---|---|---|---|---|---|
| Accommodation and meals | $ 33,144 | $ 99,166 | $ – | $ – | $ 132,310 |
| Assays | 13,101 | 20,343 | – | 326 | 33,770 |
| Drafting | – | 5,720 | – | – | 5,720 |
| Drilling | 61,589 | – | – | – | 61,589 |
| Fuel | – | 21,928 | – | – | 21,928 |
| Geological wages, fees and costs | 39,045 | 119,947 | – | – | 158,992 |
| Geophysics | 18,780 | 99,167 | – | – | 117,947 |
| Helicopter | – | 432,395 | – | – | 432,395 |
| Housing | – | 20,000 | – | – | 20,000 |
| License and recording fees | 6,926 | 1,349 | – | – | 8,275 |
| Line cutting | 14,715 | 109,794 | – | – | 124,509 |
| Property supervision (Note 5(a)) | 10,200 | 31,693 | 4,250 | 1,000 | 47,143 |
| Supplies and communication | 8,361 | 49,237 | – | 224 | 57,822 |
| Support wages | 18,612 | 44,221 | – | – | 62,833 |
| Surveys | 13,997 | 86,568 | – | – | 100,565 |
| Travel and vehicle | 15,795 | 26,198 | – | – | 41,993 |
|  | 254,265 | 1,167,726 | 4,250 | 1,550 | 1,427,791 |

The following table represents exploration expenditures incurred during fiscal 2005:

|  | Copper Hill | Nor | Carswell | Bear River | Total |
|---|---|---|---|---|---|
| Accommodation and meals | $ 39,639 | $ 139 | $ – | $ – | $ 39,778 |
| Amortization of field equipment | 11,082 | – | – | – | 11,082 |
| Assays | 65,903 | – | – | – | 65,903 |
| Drafting | 3,552 | 959 | 195 | – | 4,706 |
| Drilling | 239,082 | – | – | – | 239,082 |
| Geological wages, fees and costs | 122,348 | 2,825 | 2,149 | – | 127,322 |
| Geophysics | 5,999 | 62,665 | – | – | 68,664 |
| License and recording fees | 3,289 | 5,211 | – | 2,509 | 11,009 |
| Property supervision (Note 5(a)) | 30,800 | 6,000 | – | – | 36,800 |
| Supplies and communication | 43,708 | – | – | – | 43,708 |
| Support wages | 115,294 | – | – | – | 115,294 |
| Travel and vehicle | 54,700 | 385 | – | – | 55,085 |
|  | 735,396 | 78,184 | 2,344 | 2,509 | 818,433 |

(a)  Copper Hill Project, Ontario

(i)  By various agreements ranging in date from December 11, 1991 to February 4, 2005 and staking, the Company holds a total of 853 claim units of approximately 20 hectares each including 510 in which the Company has a 100% interest. The Company has 158 claims, or 343 units, with various net smelter returns ("NSR's") ranging between 1% and 3%. The Company has the right to buy-back 50% of the NSR's at prices ranging from $100,000 to $1,000,000 and the right of first refusal on the remaining 50%. The NSR's are contained in nineteen separate agreements without any perimeter clauses.

Included in the above is a 100% interest in 4 mining leases totalling 20 mineral claims located in the MacMurchy, Natal and Knight Townships of Ontario.

(Expressed in Canadian Dollars)

4. MINERAL PROPERTIES (continued)

(a) Copper Hill Project, Ontario (continued)

During fiscal 2005, the Company staked an additional 2 claims, representing 4 units, in the Leonard Township contiguous to the Company's Copper Hill Project. During the prior year, the Company re-staked various other claims, which upon filing were re-evaluated from 133 units to 139 units.

(ii) Pursuant to an agreement dated January 22, 2001 the Company had an option to acquire 15 claims, totalling 30 units in the MacMurchy, Tyrrell and Knight townships. Pursuant to an amending agreement dated February 4, 2005, this option was converted to a 100% ownership interest in the claims, in consideration of the issuance of 50,000 common shares in fiscal 2005, at a fair value of $0.14 per share, for total consideration of $7,000. The interest is subject to a 2% NSR retained by the vendors. The Company has the right to purchase 50% of the NSR within 4 years of the commencement of commercial production by paying $1,000,000. The Company has a further right of first refusal on the remaining 50% of the NSR.

(iii) Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. ("Hemlo") to acquire 50% of the Company's interest in the Decker Claim group of the Copper Hill property. During fiscal 2004, Hemlo funded $125,000 of exploration, as an option payment. In November of 2004, the agreement was terminated, due to Hemlo's failure to make the second option payment.

(iv) Pursuant to an agreement dated June 3, 2003, the Company acquired 4 mineral claims representing 39 claim units in Tyrrell and Leonard townships of Ontario, in exchange for 60,000 common shares issued in fiscal 2004, at a fair value of $0.20 per share and $6,000 in cash, for total consideration of $18,000. On April 12, 2005, after an unsuccessful prospecting program, the property was returned to the vendors and the acquisition costs of $18,000 were written off. An additional 5 claims, representing 63 units, contiguous to this property that had been acquired through staking, were also abandoned at that time.

(v) Pursuant to an agreement dated December 1, 2003, the Company re-negotiated its interest in 43 mineral claims from a 17.9% interest to a 100% interest in exchange for 100,000 common shares issued in fiscal 2004 at a fair value of $0.17 per share for total consideration of $17,000. The mineral claims are located in the Knight and Natal Townships of Ontario.

(vi) Future commitments under certain option agreements include issuing 5,000 shares upon regulatory acceptance of a technical report recommending a second phase exploration work program on 1 mineral claim located in the Knight Township and making annual advance royalty payments of $10,000 commencing on completion of a bankable feasibility study and continuing until commencement of commercial production with regard to 13 mineral claims located in the Knight and Natal Townships, acquired by an option agreement dated February 4, 1994. The payments shall be applied as a credit against the NSR royalty payable on these claims.

(Expressed in Canadian Dollars)

4. MINERAL PROPERTIES (continued)

(b) Nor Property, Yukon Territory

Pursuant to an Option Agreement dated October 28, 2004 the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 52 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:

Cash consideration:

(i) $7,500 paid within 5 days of agreement (paid);
(ii) a further $20,000 paid on June 1, 2005 (paid);
(iii) a further $30,000 paid on December 1, 2005 (paid);
(iv) a further $40,000 to be paid on December 1, 2006;
(v) a further $50,000 to be paid December 1, 2007; and
(vi) a further $60,000 to be paid December 1, 2008.

If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.

Share consideration:

(i) 200,000 shares issued in December, 2004 (issued);
(ii) a further 200,000 shares issued on December 1, 2005 (issued);
(iii) a further 200,000 shares to be issued on December 1, 2006;
(iv) a further 200,000 shares to be issued on December 1, 2007; and
(v) a further 200,000 shares to be issued on December 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

During fiscal 2005 and 2006, the Company staked an additional 230 claims, to bring the total number of claims to 282. These claims are subject to the same NSR terms as the option agreement claims.

(c) Carswell Property, Saskatchewan

During October 2004, the Company staked 1 claim, consisting of 5,970 acres in the Athabasca Basin area of Saskatchewan.

Pursuant to an Option Agreement dated March 2, 2005, the Company granted an option to ESO Uranium Corp. (formerly Essendon Solutions Inc.) to acquire 50% of the Company’s interest in the Carswell Property. In order to exercise the option, ESO must pay the Company a total of $25,000 cash, issue a total of 200,000 shares and expend a total of $100,000 on exploration as follows:

(i) $25,000 paid on or before March 19, 2005 (received);
(ii) 100,000 shares issued on or before March 19, 2005 (received);
(iii) 50,000 shares issued on or before March 14, 2006 (received);
(iv) 50,000 shares to be issued on or before March 14, 2007;
(v) $25,000 expended on exploration before March 14, 2006 (expended);
(vi) a further $25,000 to be expended on exploration before March 14, 2007;
(vii) a further $25,000 to be expended on exploration before March 14, 2008; and
(viii) a further $25,000 to be expended on exploration before March 14, 2009.

(Expressed in Canadian Dollars)

4. MINERAL PROPERTIES (continued)

(d) Bear River Property, British Columbia

The Company owns a 100% interest in 3 mineral claims representing 31 units, located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

5. RELATED PARTY TRANSACTIONS

(a) The Company paid (received) the following amounts to related parties at their exchange amounts:

| | Years Ended May 31, | | |
|---|---|---|---|
| | 2006<br>$ | 2005<br>$ | 2004<br>$ |
| Management fees paid to a company controlled by the President of the Company | 42,500 | 29,600 | 36,600 |
| Property supervision fees paid to a company controlled by the President of the Company | 47,143 | 36,800 | 35,100 |
| Rent reimbursement received from a company with common officers and directors (included in office and miscellaneous) | (21,604) | (14,507) | (26,198) |
| | 68,039 | 51,893 | 45,502 |

All of the following amounts, due to and from the Company, are unsecured, non-interest bearing and due on demand.

(b) As at May 31, 2006, the amount of $6,697 (2005 - $6,697) is due from a director.

(c) As at May 31, 2006, the amount of $40,779 is due from (2005 - $5,100 was due to) a company controlled by the President of the Company.

(d) As at May 31, 2006, the amount of $23,975 (2005 – $11,207) is due from a company with common officers and directors for reimbursement of shared office costs and other expenditures.

(e) As at May 31, 2006, share subscriptions receivable of $49,000 (2005 - $5,000) is due from officers/directors for shares issued pursuant to the exercise of options and warrants.

(f) During fiscal 2004, the Company entered into a lease agreement with a relative of the President for the use of a house located in Gowganda, Ontario. The house serves as the base for the exploration programs being conducted by the Company on the nearby Copper Hill Property. The lease was extended to June 15, 2006. Lease payments were $2,000 per month for a total of $24,000 (2005 – $24,000) paid during the year. In fiscal 2005, the Company issued 50,000 common shares, at a fair value of $0.20 per share, for total compensation of $10,000, for an option, to purchase the house for $90,000, expiring, after extension, on June 15, 2006. The lease and option to buy are extended on a month-to-month basis.

**INTERNATIONAL KRL RESOURCES CORP.**
**(An Exploration Stage Company)**
**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**
**FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004**
(Expressed in Canadian Dollars)

6. SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 common shares without par value.

| | Number of shares | (Restated – Note 13) Amount $ |
|---|---|---|
| Issued as at May 31, 2004 (as restated) | 22,708,306 | 8,847,715 |
| Issued during fiscal 2005 for: | | |
| Cash | | |
|     Flow-through private placements | 8,950,000 | 1,790,000 |
|     Non-flow-through private placement | 3,031,667 | 454,750 |
| Mineral property option payment | 250,000 | 35,000 |
| Finders' fees | 355,283 | 53,292 |
| Consulting fees | – | 6,000 |
| Crew house purchase option | 50,000 | 10,000 |
| Subscriptions paid | – | 20,000 |
| Subscriptions receivable from prior year received | – | 5,000 |
| Share issuance costs | – | (250,404) |
| Issued as at May 31, 2005 (as restated) | 35,345,256 | 10,971,353 |
| Issued during fiscal 2006 for: | | |
| Cash | | |
|     Flow-through private placements | 3,610,000 | 902,500 |
|     Non-flow-through private placements | 11,200,000 | 2,240,000 |
|     Stock options exercised | 1,483,156 | 261,131 |
|     Warrants exercised | 4,159,452 | 863,309 |
| Share subscriptions receivable pursuant to shares issued for option and warrants exercised | – | 44,000 |
| Mineral property option payments | 200,000 | 36,000 |
| Finders' fees | 852,470 | 170,494 |
| Fair value of stock options exercised transferred from contributed surplus | – | 154,398 |
| Flow-through shares renunciation | – | (958,536) |
| Share issuance costs | – | (244,777) |
| Issued as at May 31, 2006 | 56,850,334 | 14,439,872 |

For the year ended May 31, 2006:

(a) In August 2005, the Company completed a brokered private placement and issued 650,000 non-flow-through units at $0.20 per unit and 1,250,000 flow-through units at $0.25 per unit for total proceeds of $442,500. Each non-flow-through unit consisted of one non-flow-through common share and one transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 on or before August 3, 2006. Each flow-through unit consisted of one flow-through share and one transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

(Expressed in Canadian Dollars)

6. SHARE CAPITAL (continued)

Share issuance costs included a commission of 8% of the gross proceeds payable to the agent, part of which consisted of 19,470 units valued at $0.20 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the financing. In addition, the agent was granted an option to purchase up to 190,000 units at a price of $0.25, expiring August 3, 2007. Each unit consisted of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

(b) In August 2005, the Company completed a private placement and issued 2,075,000 non-flow-through units at $0.20 per unit for total proceeds of $415,000. Each unit consisted of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on August 3, 2006.

(c) In February 2006, the Company completed a non-brokered private placement consisting of 2,360,000 flow-through units at $0.25 per unit and 8,475,000 non-flow-through units at $0.20 per unit for total proceeds of $2,285,000. Each non-flow-through unit consisted of one non-flow-through common share and one-half transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on February 1, 2008. Each flow-through unit consisted of one flow-through share and one-half transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on December 29, 2007.

Share issuance costs included a finder's fee of 8% of the gross proceeds payable, part of which consisted of 833,000 units valued at $0.20 per unit. In addition, the finder was granted 991,500 share purchase warrants to purchase non-flow through common shares at a price of $0.25 per share expiring February 1, 2008.

(d) The Company issued 200,000 common shares, pursuant to a mineral property option agreement at a fair value of $0.18 per share.

For the year ended May 31, 2005:

(a) The Company completed the first tranche of a brokered private placement and issued 4,950,000 flow-through units at $0.20 per unit and 3,031,667 non-flow-through units at $0.15 per unit for total proceeds of $1,444,750. Each flow-through unit consisted of: (i) one flow-through share, (ii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.40 per share expiring on April 12, 2006 and (iii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.80 per share expiring on April 12, 2007. Each non-flow-through unit consisted of: (i) one non-flow-through common share, (ii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.35 per share expiring on April 12, 2006 and (iii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.75 per share expiring on April 12, 2007.

Share issuance costs included a commission of 8% of the gross proceeds was payable to the agent, part of which consisted of 332,990 units valued at $0.15 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the financing. In addition, the agent was granted an option to purchase up to 1,197,250 units at a price of $0.20, expiring April 12, 2007. Each such unit consists of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.40 on or before April 12, 2006 or at a price of $0.80 per share on or before April 12, 2007.

(Expressed in Canadian Dollars)

6. SHARE CAPITAL (continued)

(b) The Company completed the second tranche of a brokered private placement and issued 1,900,000 flow-through units at $0.20 per unit for total proceeds of $380,000. Each flow-through unit consisted of: (i) one flow-through share, (ii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.40 per share expiring on May 19, 2006 and (iii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.80 per share expiring on May 19, 2007.

Share issuance costs included a commission of 8% of the gross proceeds was payable to the agent, part of which consisted of 22,293 units valued at $0.15 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the first tranche, of the financing, as described in paragraph (a) above. In addition, the agent was granted an option to purchase up to 285,000 units at a price of $0.20 per unit expiring May 19, 2007. Each unit consisted of one non-flow-through common share and one non-transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.40 per share on or before May 19, 2006 or at a price of $0.80 per share on or before May 19, 2007.

(c) The Company completed a private placement and issued 2,100,000 flow-through units at $0.20 per unit for total proceeds of $420,000. Each unit consisted of one flow-through share and one-half of one share purchase warrant. One full warrant entitles the purchaser to acquire one additional non-flow-through common share at an exercise price of $0.25 per share expiring on August 16, 2005. In addition, the Company paid a corporate financing fee consisting of an 8% commission of $33,600, a $5,000 administration fee and issued 315,000 share purchase warrants to the agent in connection with this offering. The agent’s warrants have the same terms as the warrants issued in the private placement.

(d) The Company issued 50,000 common shares, pursuant to an option agreement to purchase a house in Gowganda, Ontario at a fair value of $0.20 per share.

(e) The Company issued 250,000 common shares, pursuant to mineral property acquisition option agreements at a fair value of $0.14 per share.

(f) In lieu of cash payment, consulting fees to a non-related party were settled with 30,000 common shares which were already issued in the prior year at a fair value of $0.20 per share and recorded in subscriptions receivable.

7. STOCK OPTIONS

The Company grants stock options to employees and consultants as compensation for services, pursuant to its Incentive Share Option Plan (the “Plan”). Options issued pursuant to the Plan must have an exercise price greater than or equal to the “Discounted Market Price” of the Company's stock on the grant date. The maximum discount allowed varies with share price, with a maximum of 25% and a minimum price of $0.10. Options have a maximum expiry period of up to ten years from the grant date. The number of options that may be issued under the Plan is limited to no more than 10% of the Company's issued and outstanding shares on the grant date.

**INTERNATIONAL KRL RESOURCES CORP.**

**(An Exploration Stage Company)**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**

**FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004**

(Expressed in Canadian Dollars)

7. STOCK OPTIONS (continued)

The following table summarizes the continuity of the Company's stock options.

| | Number of shares | Weighted Average Exercise Price $ |
|---|---|---|
| Outstanding, May 31, 2004 | 1,475,000 | 0.22 |
| Granted | 2,432,250 | 0.20 |
| Forfeited/cancelled | (530,000) | 0.26 |
| Outstanding, May 31, 2005 | 3,377,250 | 0.21 |
| Granted | 4,115,000 | 0.42 |
| Exercised | (1,483,156) | 0.21 |
| Forfeited/cancelled | (975,000) | 0.23 |
| Outstanding, May 31, 2006 | 5,034,094 | 0.37 |

Additional information regarding stock options outstanding as at May 31, 2006 is as follows:

| | Outstanding and Exercisable | | |
|---|---|---|---|
| Exercise Price $ | Number of shares | Weighted average remaining contractual life (years) | Weighted Average Exercise Price $ |
| 0.20 | 1,364,094 | 0.76 | 0.20 |
| 0.25 | 845,000 | 1.11 | 0.25 |
| 0.45 | 1,500,000 | 1.52 | 0.45 |
| 0.50 | 825,000 | 1.85 | 0.50 |
| 0.60 | 500,000 | 1.21 | 0.60 |
| | 5,034,094 | 1.27 | 0.37 |

Included in the above are 909,094 stock options that have warrants attached, with the same expiry dates as the options, exercisable for an additional common share at an exercise price of $0.40 up to a year before expiry and $0.80 during the final year before expiry.

The fair value of stock options granted and fully vested during the year was $379,429 (2005 - $327,787).

The weighted average grant date fair value of stock options granted during the year ended May 31, 2006 was $0.10 (2005 - $0.12) per option.

| | 2006 | 2005 |
|---|---|---|
| Risk free interest rate | 3.44% | 3.08% |
| Expected life (in years) | 2 | 2 |
| Expected volatility | 83% | 139% |

(Expressed in Canadian Dollars)

8. SHARE PURCHASE WARRANTS

The following table summarizes the continuity of the Company's share purchase warrants:

| | Number of shares | Weighted average exercise price $ |
|---|---|---|
| Balance, May 31, 2004 | 11,233,174 | 0.21 |
| Issued with private placements | 11,601,951 | 0.54 |
| Expired | (6,418,174) | 0.22 |
| Balance, May 31, 2005 | 16,416,951 | 0.44 |
| Issued with private placements | 10,819,970 | 0.32 |
| Issued upon the exercise of stock options | 763,156 | 0.76 |
| Exercised | (4,159,452) | 0.21 |
| Expired | (7,139,024) | 0.34 |
| Balance, May 31, 2006 | 16,701,601 | 0.48 |

As at May 31, 2006, the following share purchase warrants were outstanding:

| Number of warrants | Exercise Price $ | Expiry Date |
|---|---|---|
| 2,744,470 | 0.30 | August 3, 2006 (of which 2,725,000 were subsequently extended to February 3, 2007) |
| 1,682,328 | 0.75 | April 12, 2007 |
| 3,104,681 | 0.80 | April 12, 2007 |
| 988,475 | 0.80 | May 19, 2007 |
| 11,147 | 0.75 | May 19, 2007 |
| 1,250,000 | 0.50 | August 3, 2007 |
| 95,000 | 0.50 | August 7, 2007 |
| 1,180,000 | 0.30 | December 29, 2007 |
| 416,500 | 0.30 | February 1, 2008 |
| 991,500 | 0.25 | February 1, 2008 |
| 4,237,500 | 0.30 | February 1, 2008 |
| 16,701,601 | | |

In addition, 909,094 additional share purchase warrants would be issued upon the exercise of certain stock options as described in Note 7.

(Expressed in Canadian Dollars)

9. CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company's contributed surplus:

| | Amount $ |
|---|---|
| Balance, May 31, 2004 | 42,112 |
| Fair value of stock options granted | 327,787 |
| Balance, May 31, 2005 | 369,899 |
| Fair value of stock options granted | 379,429 |
| Fair value of stock options cancelled/forfeited | (58,565) |
| Fair value of stock options exercised transferred to share capital | (154,398) |
| Balance, May 31, 2006 | 536,365 |

10. INCOME TAXES

The tax effect (computed by applying the combined Canadian federal and provincial statutory rate of 34.12% (2005 - 35.62%)) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

| | **2006** | **2005** |
|---|---|---|
| Future income tax assets | | |
| Non-capital losses carried forward | $ 385,000 | $ 940,000 |
| Total gross future income tax assets | 385,000 | 940,000 |
| Future income tax liability | | |
| Resource pools | (803,000) | (586,000) |
| Valuation allowance | – | (354,000) |
| Net future income tax asset (liability) | $ (418,000) | $ – |

As at May 31, 2006, the Company had non-capital losses of approximately $1,131,000 to carry forward to reduce future years' taxable income, expiring as follows:

| | $ | | $ |
|---|---|---|---|
| 2007 | 15,000 | 2014 | 289,000 |
| 2008 | 118,000 | 2015 | 281,000 |
| 2009 | 113,000 | | |
| 2010 | 315,000 | | |

At May 31, 2006, the Company had cumulative Canadian Exploration Expenses of approximately $9,000 which are deductible 100% against future years' taxable income and have no expiry date.

At May 31, 2006, the Company had cumulative Canadian Development Expenses of approximately $3,200,000 which are deductible 30% against future years' taxable income and have no expiry date.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

(Expressed in Canadian Dollars)

11. COMMITMENTS

(a) During the previous year, the Company entered into an office lease expiring on March 31, 2007 at $3,642 per month.

A total of 50% of the above minimum lease payments are charged to a related company on a month-to-month basis. Subsequent to year end, the Company terminated this lease agreement. See Note 12(c).

(b) During the year, the Company entered into an office lease for a term of five years expiring July 31, 2011 at $4,129 per month. Minimum lease payments are as follows:

| | |
|---|---|
| 2007 | $ 41,290 |
| 2008 | 49,548 |
| 2009 | 49,548 |
| 2010 | 49,548 |
| 2011 | 49,548 |
| | $239,482 |

12. SUBSEQUENT EVENTS

(a) On July 31, 2006, the Company granted 250,000 stock options to an employee exercisable at a price of $0.45 per share expiring on July 5, 2008.

(b) The Company extended the exercise period of 2,725,000 share purchase warrants which were due to expire on August 3, 2006 to February 3, 2007.

(c) In July 2006, the Company terminated the office lease expiring on March 31, 2007.

(d) The Company issued 20,000 common shares pursuant to share purchase warrants exercised at $0.25 per share for proceeds of $5,000.

(e) The Company issued 50,000 common shares pursuant to stock options exercised at $0.20 per share for proceeds of $10,000.

13. RESTATEMENT

During the year, the Company changed its accounting policy to account for share issuance costs as an offset to consideration for share capital issued. Accordingly, the Company applied this change retrospectively and the 2005 financial statements were restated to give effect to a reduction of the opening balance of share capital of $243,137 and a corresponding reduction in the opening deficit by the same amount.

In addition, the 2005 share capital balance was decreased by $250,404 with a corresponding reduction in 2005 financing fees and expenses by the same amount.

(a) Balance Sheet

| | May 31, 2005 As Reported $ | Adjustment $ | May 31, 2005 As Restated $ |
|---|---|---|---|
| Shareholders' Equity | | | |
| Share capital | 11,459,894 | (488,541) | 10,971,353 |
| Share subscriptions receivable | – | (5,000) | (5,000) |
| Deficit | (6,315,527) | 493,541 | (5,821,986) |

(Expressed in Canadian Dollars)

13. RESTATEMENT (continued)

(b) Statements of Operations

| | Year Ended May 31, 2005 As Reported $ | Adjustment $ | Year Ended May 31, 2005 As Restated $ |
|---|---|---|---|
| Expenses | | | |
| Financing fees and expenses | 250,404 | (250,404) | – |
| Net loss for the year | (859,431) | 250,404 | (609,027) |
| Deficit, beginning of year | (5,456,096) | 243,137 | (5,212,959) |
| Deficit, end of year | (6,315,527) | 493,541 | (5,821,986) |

Basic and diluted net loss per share changed from $(0.03) to $(0.02) resulting from the restatement.

| | Year Ended May 31, 2004 As Reported $ | Adjustment $ | Year Ended May 31, 2004 As Restated $ |
|---|---|---|---|
| Expenses | | | |
| Financing fees and expenses | 95,421 | (95,421) | – |
| Net loss for the year | (520,094) | 95,421 | (424,673) |
| Deficit, beginning of year | (4,936,002) | 147,716 | (4,788,286) |
| Deficit, end of year | (5,456,096) | 243,137 | (5,212,959) |

Basic and diluted net loss per share changed from $(0.03) to $(0.02) resulting from the restatement.

**INTERNATIONAL KRL RESOURCES CORP.**

**(An Exploration Stage Company)**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**

**FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004**

(Expressed in Canadian Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The material differences between Canadian and US GAAP and the rules and regulations of the Securities and Exchange Commission affecting the Company's consolidated financial statements are summarized as follows:

| Balance Sheets | As at May 31, | |
| --- | --- | --- |
| | | (Restated – Note 13) |
| | 2006 | 2005 |
| | $ | $ |
| Total assets under Canadian GAAP | 9,467,561 | 5,569,509 |
| Available-for-sale securities (a) | 44,940 | – |
| Decrease in mineral properties due to expensing of mineral property costs (b) | (5,561,034) | (4,023,276) |
| Total assets under US GAAP | 3,951,467 | 1,546,233 |
| Total liabilities under Canadian GAAP | 549,966 | 55,243 |
| Flow-through shares (c) | 288,323 | – |
| Total liabilities under US GAAP | 838,289 | 55,243 |
| Shareholders' equity under Canadian GAAP | 8,917,595 | 5,514,266 |
| Available-for-sale securities (a) | 44,940 | – |
| Cumulative mineral properties adjustment (b) | (5,561,034) | (4,023,276) |
| Flow-through shares (c) | (288,323) | – |
| Total shareholders' equity under US GAAP | 3,113,178 | 1,490,990 |

| Statements of Operations | | (Restated – Note 13) | (Restated – Note 13) |
| --- | --- | --- | --- |
| | Year Ended May 31, 2006 | Year Ended May 31, 2005 | Year Ended May 31, 2004 |
| | $ | $ | $ |
| Net loss under Canadian GAAP | (187,656) | (609,027) | (424,673) |
| Mineral property costs written off (b) | (1,537,758) | (852,753) | (513,818) |
| Mineral properties written off | – | 18,000 | – |
| Flow-through shares (c) | (288,323) | – | – |
| Net loss in accordance with US GAAP | (2,013,737) | (1,443,780) | (938,491) |

**INTERNATIONAL KRL RESOURCES CORP.**

**(An Exploration Stage Company)**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**

**FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004**

(Expressed in Canadian Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED
    ACCOUNTING PRINCIPLES (continued)

| | Year Ended May 31, 2006 $ | (Restated – Note 13) Year Ended May 31, 2005 $ | (Restated – Note 13) Year Ended May 31, 2004 $ |
|---|---|---|---|
| Statements of Cash Flows | | | |
| Operating Activities | | | |
| Operating activities under Canadian GAAP | (556,196) | (325,292) | (393,864) |
| Impairment of mineral property costs | 78,717 | – | – |
| Deferred exploration (b) | (1,506,508) | (852,753) | (500,687) |
| Operating activities under US GAAP | (1,983,987) | (1,178,045) | (894,551) |
| Investing Activities | | | |
| Investing activities under Canadian GAAP | (2,294,866) | (2,035,724) | (537,250) |
| Deferred exploration (b) | 1,427,791 | 852,753 | 500,687 |
| Investing activities under US GAAP | (867,075) | (1,182,971) | 36,563 |
| Financing Activities | | | |
| Financing activities under Canadian and US GAAP | 4,192,657 | 2,067,638 | 1,386,181 |

(a) Comprehensive income

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. Pursuant to Statement of Financial Accounting Standards No. 115, investments in securities are classified as either trading, held to maturity, or available-for-sale. The Company has classified securities as available-for-sale which results in unrealized gains or losses to be accounted for as a component of comprehensive income. The impact of SFAS No. 130 on the Company's financial statements is as follows:

| | Year Ended May 31, 2006 $ | (Restated – Note 13) Year Ended May 31, 2005 $ | (Restated – Note 13) Year Ended May 31, 2004 $ |
|---|---|---|---|
| Net loss under US GAAP | (2,013,737) | (1,443,780) | (938,491) |
| Other comprehensive income: | | | |
| Unrealized gain on marketable securities | 44,940 | – | – |
| Comprehensive loss under US GAAP | (1,968,797) | (1,443,780) | (938,491) |

(Expressed in Canadian Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b) Mineral property expenditures

Canadian GAAP allows mineral exploration costs to be capitalized during the search for a commercially mineable deposit. Under US GAAP, mineral exploration costs are expensed as incurred and mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. The Company assesses the carrying costs for impairment under SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” at each fiscal quarter end. As the Company has not established proven and probable reserves on any its mineral properties, an impairment loss is recognized for capitalized mineral property acquisition costs.

(c) Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian exploration expenditures (as defined in the Income Tax Act, Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, the full amount of funds received from flow-through share issuances are initially recorded as share capital. Upon renouncing the expenditures, the amount of deferred tax on the expenditures is removed from share capital. Under U.S. GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the Company renounces the related tax benefits.

(d) Recent accounting pronouncements

**US GAAP**

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

(Expressed in Canadian Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(d) Recent accounting pronouncements (continued)

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

(Expressed in Canadian Dollars)

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(d) Recent accounting pronouncements (continued)

**Canadian GAAP**

On January 27, 2005, the CICA issued Section 3855 of the Handbook entitled Financial Instruments - Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments and loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006.

New Handbook Section 3865, Hedges, provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The Company does not currently have any hedging relationships.

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. In 2006, the Company had investments in shares of arm's-length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date for this section is for fiscal years beginning on or after October 1, 2006. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.

**Exhibit 12.1**

I, <u>Seamus Young</u>, certify that:

1. I have reviewed this Annual Report on Form 20-F of: <u>International KRL Resources Corp.;</u>

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


Date: <u>December 22, 2006</u>

<u>Seamus Young</u>
Chief Executive Officer

**Exhibit 12.2**

I, <u>Judith T. Mazvihwa</u>, certify that:

1. I have reviewed this Annual Report on Form 20-F of:   <u>International KRL Resources Corp.;</u>

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


Date: <u>December 22, 2006</u>

<u>Judith T. Mazvihwa</u>
Chief Financial Officer

**EXHIBIT 13.1**

**Certification of Chief Executive Officer**
**Pursuant to 18 U.S.C. Section 1350,**
**as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of <u>International KRL Resources Corp.</u>, a company organized under the *Business Corporation Act (British Columbia)* (the "Company") on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Seamus Young, President/CEO/Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

   (1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

   (2)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

<u>/s/ Seamus Young</u>
Seamus Young, President/CEO/Director

Date: December 22, 2006

**EXHIBIT 13.2**

**Certification of Chief Financial Officer**
**Pursuant to 18 U.S.C. Section 1350,**
**as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of <u>International KRL Resources Corp.</u>, a company organized under the *Business Corporation Act (British Columbia)* (the "Company") on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Judith T. Mazvihwa, CFO/Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

<u>/s/ Judith T. Mazvihwa</u>
Judith T. Mazvihwa, CFO/Director

Date: December 22, 2006

SIGNATURE PAGE


Pursuant to the requirements of Section 12g of the
Securities Exchange Act of 1934, the Registrant certifies
that it meets all of the requirements for filing on Form
20-F and has duly caused this Annual Report to be signed on
its behalf by the undersigned, thereunto duly authorized.

International KRL Resources Corp.; SEC File No. 0-50902
Registrant


Dated: December 27, 2006  By /s/ Seamus Young
                             Seamus Young, President/Director


Dated: December 27, 2006  By /s/ Judith T. Mazvihwa
                             Judith T. Mazvihwa, Director